Exhibit 2.1

Stock Purchase Agreement

by and among

Whole Earth Brands, Inc.
(a Delaware corporation),

WSO Investments, Inc.
(a Delaware corporation),

WSO Holdings, LP
(a Delaware limited partnership),

Edward Billington and Son, Limited
(a private limited company organized under the laws of England and Wales)

and

WSO Holdings, LLC
(a Delaware limited liability company)

December 17, 2020

Page

Article I DEFINITIONS	1

1.01	Definitions	1
1.02	Other Definitional Provisions	20

Article II PURCHASE AND SALE OF THE SHARES	22

2.01	Purchase and Sale of the Shares	22
2.02	The Closing	22
2.03	The Closing Transactions	22
2.04	Closing Cash Proceeds Adjustment	23
2.05	Earn-Out	26
2.06	Transaction Bonus Pool	32
2.07	Withholding	32

Article III CONDITIONS TO CLOSING	32

3.01	Conditions to the Purchaser’s Obligation	32
3.02	Conditions to the Company’s and the Sellers’ Obligations	33
3.03	Conditions to All Parties’ Obligations	33
3.04	Frustration of Closing Conditions	34

Article IV REPRESENTATIONS AND WARRANTIES OF THE SELLERS	34

4.01	Organization, Authority, Validity and Effect	34
4.02	Title to Shares	34
4.03	No Violation	34
4.04	Governmental Bodies; Consents	35
4.05	Litigation	35
4.06	Brokerage	35
4.07	Acknowledgement of No Other Representations or Warranties	35

Article V REPRESENTATIONS AND WARRANTIES OF THE COMPANY	35

5.01	Organization and Corporate Power	35
5.02	Subsidiaries	36
5.03	Authorization; No Breach	36
5.04	Capital Stock	37
5.05	Financial Statements	38
5.06	Absence of Undisclosed Liabilities	38
5.07	No Material Adverse Change; Absence of Certain Developments	38
5.08	Title to Properties	38
5.09	Tax Matters	39
5.10	Contracts and Commitments	41
5.11	Intellectual Property	42
5.12	Litigation	43
5.13	Governmental Consents	44
5.14	Employee Benefit Plans	44
5.15	Insurance	45
5.16	Environmental Matters	45
5.17	Affiliated Transactions	46
5.18	Brokerage	46
5.19	Permits; Compliance with Laws	46
5.20	Employees	47
5.21	Customers and Suppliers	47
5.22	Bank Accounts	47
5.23	Food Safety and Regulatory Matters	48
5.24	Anti-Money Laundering; OFAC; Foreign Corrupt Practices Act; U.S. Export and Sanctions Laws	49
5.25	No PPP Loan	50
5.26	Acknowledgement of No Additional Representations or Warranties	50

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Page

Article VI REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	50

6.01	Organization and Corporate Power	50
6.02	Authorization	51
6.03	No Violation	51
6.04	Governmental Bodies; Consents	51
6.05	Litigation	51
6.06	Brokerage	51
6.07	Investment Representation	51
6.08	Financing	52
6.09	Solvency	53
6.10	Acknowledgement of No Other Representations or Warranties	53

Article VII COVENANTS OF THE COMPANY	53

7.01	Conduct of the Business	53
7.02	Access to Books and Records	56
7.03	Regulatory Filings	56
7.04	Employee Benefit Matters	57
7.05	Exclusive Dealing	58
7.06	Company’s Financing Covenants	59
7.07	Payoff Letters	60
7.08	D&O Tail Coverage	60
7.09	Release	60
7.10	Intercompany Accounts	60
7.11	Resignations	61

Article VIII COVENANTS OF THE PURCHASER	61

8.01	Access to Books and Records	61
8.02	Director, Manager and Officer Liability and Indemnification	61
8.03	Efforts	62
8.04	Contact with Business Relations	62
8.05	Continuing Confidentiality	62
8.06	Payments to Certain Individuals	62
8.07	Access and Investigation	63
8.08	Purchaser’s Financing Covenants	64
8.09	Post-Closing Allocation	65

Article IX TERMINATION	65

9.01	Termination	65
9.02	Effect of Termination	66

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Page

Article X ADDITIONAL AGREEMENTS AND COVENANTS	68

10.01	Acknowledgement by the Purchaser	68
10.02	Further Assurances	69
10.03	Employees and Employee Benefits	69
10.04	Antitrust Notification	70

Article XI NO SURVIVAL OR CLAIMS FOR REPRESENTATIONS, WARRANTIES, OR PRE-CLOSING COVENANTS	71

11.01	Survival	71
11.02	Exclusive Remedy	71

Article XII TAX MATTERS	73

12.01	Tax Returns	73
12.02	Tax Sharing Agreement	73
12.03	Allocation of Certain Taxes	73
12.04	Transfer Taxes	73
12.05	Section 336 and Section 338 of the Code	73
12.06	FIRPTA	73
12.07	Post-Closing Transactions Not in the Ordinary Course	73
12.08	Tax Benefits	74
12.09	Intended Tax Treatment	75

Article XIII MISCELLANEOUS	75

13.01	Press Releases and Communications	75
13.02	Expenses	75
13.03	Notices	76
13.04	Assignment	77
13.05	Severability	77
13.06	Construction	77
13.07	Amendment and Waiver	78
13.08	Complete Agreement	78
13.09	Third-Party Beneficiaries	78
13.10	Counterparts	79
13.11	Governing Law; Choice of Law	79
13.12	Arbitration; WAIVER OF JURY TRIAL	79
13.13	Seller Representative	81
13.14	Legal Representation	82
13.15	Non-Recourse Parties	83
13.16	Deliveries to the Purchaser	83
13.17	Conflict Between Transaction Documents	83
13.18	Specific Performance	83
13.19	Relationship of the Parties	84
13.20	Prevailing Party	84

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SCHEDULES

Affiliated Transactions Schedule
Authorization Schedule
Bank Accounts Schedule
Bonus Amounts Schedule
Brokerage Schedule
Capitalization Schedule
Compliance with Laws Schedule
Contracts Schedule
Covenants Exceptions Schedule
Customers and Suppliers Schedule
Developments Schedule
Employee Benefits Schedule
Employee Waiver Schedule
Employees Schedule
Environmental Matters Schedule
Financial Statements Schedule
Food Safety Schedule
Governmental Consents Schedule
Indebtedness Schedule
Insurance Schedule
Intellectual Property Schedule
International Trade Compliance Schedule
Leased Real Property Schedule
Litigation Schedule
Permits Schedule
Permitted Liens Schedule
Purchaser Disclosure Schedules
Resignations Schedule
Subsidiary Schedule
Taxes Schedule
Undisclosed Liabilities Schedule
Working Capital Schedule

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EXHIBITS

Exhibit A	-	Form of Escrow Agreement
Exhibit B	-	R&W Insurance Policy
Exhibit C	-	Warrant Cancellation Agreement
Exhibit D	-	Rules of Engagement for Valuation Firm
Exhibit E	-	Form of Company Closing Certificate
Exhibit F	-	Form of Purchaser Closing Certificate
Exhibit G	-	Debt Commitment Letter
Exhibit H	-	Form of Non-U.S. Real Property Holding Corporation Status

ANNEXES

Annex I	-	Payment Schedule
Annex II	-	Post-Closing Integration Plan
Annex III	-	Company Budget
Annex IV	-	Exemplary Earn-Out Calculations
Annex V	-	Specified Executives
Annex VI	-	Cash on Hand
Annex VII	-	Designated Executive

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of December 17, 2020, is made by and among (i) Whole Earth Brands, Inc., a Delaware corporation (the “Purchaser”), (ii) WSO Investments, Inc., a Delaware corporation (the “Company”), (iii) WSO Holdings, LP, a Delaware limited partnership (“Holdings LP”), Edward Billington and Son, Limited, a private limited company organized under the laws of England and Wales (“EBS”), WSO Holdings, LLC, a Delaware limited liability company (“Holdings LLC,” and collectively with Holdings LP and EBS, the “Sellers” and each individually a “Seller”) and (iv) Holdings LP, as representative for the Sellers (the “Seller Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.

WHEREAS, collectively, the Sellers own all of the issued and outstanding capital stock of the Company (the “Shares”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, all of the Shares;

WHEREAS, prior to the date hereof, Holdings LP issued the Partnership Notes to Wholesome Sweeteners, Incorporated, a Delaware corporation and wholly-owned Subsidiary of the Company (“WSI”); and

WHEREAS, in connection with the transactions contemplated by this Agreement, Holdings LP and WSI intend to settle and extinguish the Partnership Notes and all amounts due and owing thereunder pursuant to a series of transactions occurring immediately prior to the Closing, whereby, (i) WSI shall dividend the Partnership Notes to the Company, and (ii) immediately thereafter, the Company shall redeem certain Shares owned by Holdings LP with a value based on the Estimated Closing Cash Proceeds equal to the outstanding principal and unpaid interest owing pursuant to the Partnership Notes in exchange for (x) a distribution of the Partnership Notes and (y) the right to receive future distributions, if any, pursuant to Section 2.04(h), Section 2.05(f), Section 2.05(h), Section 12.08(a), Section 13.13(d), in each case, as if such redemption had not occurred (the transactions described in the preceding clauses (i) and (ii), the “Note Redemption”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I

DEFINITIONS

1.01        Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accelerated Earn-Out Payment Amount” means, (i) if Trigger Final Adjusted EBITDA is less than or equal to Trigger Target Adjusted EBITDA, zero dollars ($0), or (ii) if Trigger Final Adjusted EBITDA is greater than Trigger Target Adjusted EBITDA, an aggregate amount equal to the product of (A) the difference of (1) Trigger Final Adjusted EBITDA, minus (2) Trigger Target Adjusted EBITDA, multiplied by (B) 16, multiplied by (C) 8.20; provided, however, that notwithstanding anything contained herein to the contrary, in no event shall the amount payable pursuant to this clause (ii) exceed fifty five million dollars ($55,000,000) in the aggregate. An exemplary calculation of Accelerated Earn-Out Payment Amount, to be used for illustrative purposes only, is attached as Annex IV.

“Accounting Principles” means GAAP as applied by the Company and its Subsidiaries using the same accounting principles, practices, procedures, policies and methods in the preparation of the Latest Balance Sheet.

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Body, or any other arbitration, mediation, or similar proceeding.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” is defined in the Preamble.

“Alternative Debt Commitment Letters” is defined in Section 8.08(b).

“Alternative Debt Financing” is defined in Section 8.08(b).

“Alternative Transaction” is defined in Section 7.05.

“Anti-Corruption Laws” is defined in Section 5.24(c).

“Anti-Money Laundering Laws” is defined in Section 5.24(a).

“Audited Financial Statements” is defined in Section 5.05.

“Authorized Representative” is defined in Section 7.02.

“Benefit Plan” means any (a) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (b) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (c) any other plan, agreement or arrangement providing for employment, severance, compensation, change of control or retention pay or benefits, stock options, stock purchase, phantom stock, stock appreciation or other forms of equity-based or phantom equity-based incentive compensation, health, fringe, and other benefit plans, programs, or arrangements that are maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is required to contribute on behalf of an employee of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries have any liability (actual or contingent, including liability on account of any ERISA Affiliate).

“Bonus Adjustment Amount” means (i) if the Earn-Out Amount or Accelerated Earn-Out Payment Amount, as applicable, calculated without adjustment for clause (xxiii) in the definition of “Final Measurement Period Adjusted EBITDA” equals $0, then $0; (ii) if the Earn-Out Amount or Accelerated Earn-Out Payment Amount, as applicable and, in either case, calculated without (I) adjustment for clause (xxiii) in the definition of “Final Measurement Period Adjusted EBITDA” or (II) the $55,000,000 maximum amount set forth in the definitions of “Earn-Out Amount” or “Accelerated Earn-Out Payment Amount”, equals or exceeds $55,000,000, then $800,000; and (iii) if the Earn-Out Amount or Accelerated Earn-Out Payment Amount, as applicable and, in either case, calculated without adjustment for clause (xxiii) in the definition of “Final Measurement Period Adjusted EBITDA”, is greater than $0 but is less than $55,000,000, then an amount equal to the product of (a) $800,000, multiplied by (b) the quotient of (x) the Earn-Out Amount or Accelerated Earn-Out Payment Amount, as applicable and, in either case, calculated without adjustment for clause (xxiii) in the definition of “Final Measurement Period Adjusted EBITDA”, divided by (y) $55,000,000. For the avoidance of doubt, the Bonus Adjustment Amount shall never exceed $800,000 or be less than $0.

“Business Day” means any day other than a Saturday, Sunday, or a day on which all banking institutions of New York, New York are authorized or obligated by Law or executive order to close.

“Capital Lease Obligation” means, without duplication of any item otherwise included in Indebtedness, any obligation (including accrued interest) of the Company or its Subsidiaries under a lease agreement that is required to be capitalized pursuant to GAAP as in effect on the date hereof. For the avoidance of doubt, Capital Lease Obligations shall include any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases as a result of the consummation of the transactions contemplated by this Agreement.

“Cares Act” means The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

“Cash” means, as of a given time, an amount equal to the aggregate amount of all cash, cash equivalents and marketable securities of the Company or any of its Subsidiaries (but excluding all outstanding security or similar deposits or bonds, or other similar instruments serving as collateral with respect to any property or assets leased by the Company or any of its Subsidiaries and any deposits or reserves associated with any self-insurance, including any deposits or reserves associated with any workers compensation policies or claims, or any other restricted cash), but net of checks written but not yet cashed, in each case calculated in accordance with the Accounting Principles, and including the amount of all fees and expenses, which in accordance with this Agreement, are the express responsibility of the Purchaser to the extent paid by the Company or any of its Subsidiaries prior to the Measurement Time.

“Closing” is defined in Section 2.02.

“Closing Balance Sheet” is defined in Section 2.04(b).

“Closing Cash Proceeds” means an aggregate amount equal to (i) the Enterprise Value, minus (ii) the aggregate amount of Indebtedness outstanding as of immediately prior to the Closing, plus (iii) the aggregate amount of Cash as of the Measurement Time, minus (iv) the amount (if any) by which Closing Working Capital is less than Target Working Capital, plus (v) the amount (if any) by which Closing Working Capital is greater than Target Working Capital, plus (vi) the Warrant Exercise Price, minus (vii) the Seller Representative Holdback Amount, minus (viii) all Transaction Expenses, minus (ix) the Purchase Price Adjustment Escrow Amount, minus (x) the Transaction Bonus Pool. For the avoidance of doubt, no items included in the definitions of Cash, Indebtedness, Transaction Expenses, Working Capital, or the Transaction Bonus Pool shall be double-counted for purposes of calculating the Closing Cash Proceeds hereunder.

“Closing Date” is defined in Section 2.02.

“Closing Series A/C Share” means for any Person, the amount (expressed as a percentage) set forth next to such Person’s name on the Payment Schedule as updated prior to Closing in accordance with Section 2.04 to account for the Note Redemption.

“Closing Statement” is defined in Section 2.04(b).

“Closing Working Capital” means Working Capital as of the Measurement Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Budget” means, with respect to the Earn-Out Period, the operating and capital budget of the Company and its Subsidiaries for the Earn-Out Period attached hereto as Annex III.

“Company Counsel” is defined in Section 13.14.

“Company Documents” is defined in Section 5.03(a).

“Company Intellectual Property” means all of the Intellectual Property rights owned or purported to be owned by the Company.

“Company Products” is defined in Section 2.05(g)(ix).

“Company Registered Intellectual Property” is defined in Section 5.11(a).

“Competitive Transaction” is defined in Section 6.04.

“Confidentiality Agreement” is defined in Section 8.05.

“Copyrights” is defined in the definition of “Intellectual Property.”

“Contract” means, with respect to any Person, any legally binding contract, agreement, deed, mortgage, lease, license, purchase order, commitment, arrangement, undertaking or other document or instrument, written or oral, to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Laws, directives or guidelines by any Governmental Body in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“D&O Tail Policies” is defined in Section 7.08.

“Debt Commitment Letter” is defined in Section 6.08(a).

“Debt Financing” is defined in Section 6.08(a).

“Debt Financing Sources” means the entities that have committed to provide the Debt Financing or any Alternative Debt Financing (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates and such entities’ (and their respective Affiliates’), former, current and future Representatives involved in the Debt Financing and their respective successors and permitted assigns.

“Designated Executive” means the individual identified on Annex VII hereto.

“Designated Severance Amount” means the aggregate amount of Severance (as defined in the Severance Letter), if any, actually payable to the Designated Executive pursuant to the Severance Letter.

“Disclosure Schedules” is defined in Section 13.06.

“Discontinued Business” means any business previously (but not as of the date hereof) operated or otherwise conducted by the Company or any of its Subsidiaries prior to the date hereof related to the sale, marketing, production, distribution or development anywhere in Canada, Mexico or the United States of organic, all natural or better-for-you non-chocolate candies by, or on behalf of, the Company or any of its Subsidiaries, or other organic, all natural or better-for-you non-chocolate sweet snacks, in each case, that are as of the date hereof no longer in active development by, or on behalf of, the Company or any of its Subsidiaries, including the business and operations of TruSweets, LLC, an Illinois limited liability company; provided, however, that for the avoidance of doubt, the Discontinued Business shall not include any lines of business, business operations or sources of revenue that are as of the date hereof operated or otherwise conducted by the Company or any of its Subsidiaries or otherwise expressly included within the scope of the Wholesome Business.

“Earn-Out Amount” means (i) if Final Measurement Period Adjusted EBITDA is less than or equal to Target Measurement Period Adjusted EBITDA, zero dollars ($0); or (ii) if Final Measurement Period Adjusted EBITDA is greater than Target Measurement Period EBITDA, an aggregate amount equal to the product of (A) the difference of (1) Final Measurement Period Adjusted EBITDA, minus (2) Target Measurement Period EBITDA, multiplied by (B) 8.20; provided, however, that notwithstanding anything contained herein to the contrary, in no event shall the amount payable pursuant to this clause (ii) exceed fifty five million dollars ($55,000,000) in the aggregate; provided, further, that for the avoidance of doubt, the Earn-Out Amount shall never be an amount less than zero. An exemplary calculation of Earn-Out Amount, to be used for illustrative purposes only, is attached as Annex IV.

“Earn-Out Objection Notice” is defined in Section 2.05(c).

“Earn-Out Period” means the period from August 29, 2020 through December 31, 2021.

“Earn-Out Review Period” is defined in Section 2.05(c).

“Earn-Out Statement” is defined in Section 2.05(b).

“Earn-Out Trigger” is defined in Section 2.05(h).

“EBS” is defined in the Preamble.

“Electronic Delivery” is defined in Section 13.10.

“Enforceability Exceptions” is defined in Section 4.01.

“Enterprise Value” means One Hundred Eighty Million Dollars ($180,000,000).

“Environmental Laws” means all Laws as enacted and in effect as of the date hereof concerning human health, safety, pollution or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any member of the Company’s controlled group of companies within the meaning of Code Section 414(b), (c), (m) or (o).

“Escrow Agent” means Citibank, N.A., or its successor, in its capacity as such pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement in the form of Exhibit A.

“Estimated Closing Cash Proceeds” is defined in Section 2.04(a).

“Estimated Closing Statement” is defined in Section 2.04(a).

“Falcon” means Falcon Private Credit Opportunities VI, LP, a Delaware limited partnership, its Affiliates and its permitted transferees and assigns.

“Falcon Term Loan Agreement” means that certain Term Loan and Security Agreement dated as of August 21, 2019, by and among FMP Agency Services, LLC, as agent, the Company, WSI, TruSweets, LLC, and the other lenders party thereto from time to time a party thereto, as amended, restated or supplemented from time to time pursuant to and in accordance with the terms thereof.

“Falcon Warrant” means the Series C Common Stock Purchase Warrant dated as of August 21, 2019, issued by the Company to Falcon for shares of Series C Common Stock.

“FCPA” is defined in Section 5.24(c).

“FDA” is defined in the definition of “Food Safety Laws.”

“FDCA” is defined in the definition of “Food Safety Laws.”

“Fee Letter” is defined in Section 6.08(a).

“Final Measurement Period Adjusted EBITDA” means, as measured with respect to the Company and its Subsidiaries on a consolidated basis for the Earn-Out Period or some portion thereof, as applicable, Net Income, plus (i) interest expense which has been deducted in the determination of Net Income, plus (ii) Taxes which have been deducted in determining Net Income, plus (iii) depreciation and amortization expenses which have been deducted in determining Net Income, including amortization of capitalized transaction expenses incurred in connection with the transactions contemplated hereby, plus (iv) extraordinary Losses resulting from the events, changes, circumstances, occurrences, effects results or states of fact enumerated in clauses (i)-(iii) and (vii)-(x) of the definition of “Material Adverse Change” and which have been deducted in the determination of Net Income, minus (v) extraordinary gains resulting from the events, changes, circumstances, occurrences, effects results or states of fact enumerated in clauses (i)-(iii) and (vii)-(x) of the definition of “Material Adverse Change” and which have been included in the determination of Net Income, plus (vi) without duplication to clause (vii), expenses relating to the transactions contemplated by this Agreement which have been deducted in determining Net Income, including any Transaction Expenses, any expenses incurred or paid on behalf of or at the direction of the Purchaser or any of its Affiliates (including, for the avoidance of doubt, in connection with the Debt Financing or the R&W Insurance Policy) or any Losses, costs or expenses resulting from application of the purchase method of accounting or incurred in conjunction with any disputes arising out of, or related to, this Agreement, plus (vii) without duplication to clause (vi), all expenses incurred consistent with historical practice for work performed by any legal, accounting or other professional advisors outside of the ordinary course of business which have been deducted in determining Net Income, including in connection with the negotiation, documentation and execution of this Agreement and transactions contemplated hereby (including with respect to the Debt Financing), plus (viii) any costs associated with issuance or exercise of equity-based or other non-cash compensation which have been deducted in determining Net Income, plus (ix) all severance obligations to employees, directors or consultants and any associated legal costs, or any employee retention or recruiting costs or expenses which, in each case, were incurred from and after the Closing and have been deducted in determining Net Income, plus (x) all expenses related to the activities of the boards of directors (or equivalent) of the Company, any of its Subsidiaries, the Purchaser or any of its Affiliates which have been deducted in determining Net Income, plus (xi) all third party fees, costs or expenses relating to pre-Closing partnership accounting which have been deducted in determining Net Income, plus (xii) any and all management fees, general corporate overhead allocations or similar fees or allocations charged by the Purchaser or its Affiliates (other than the Company and its Subsidiaries) and deducted in determining Net Income, plus (xiii) any Losses from the disposition of property (other than inventory) or other divestitures outside the ordinary course of business which have been deducted in determining Net Income, minus (xiv) gains from the disposition of property (other than inventory) or other divestitures outside the ordinary course of business which have been included in the determination of Net Income, plus (xv) all expenses incurred to evaluate, negotiate, finance or consummate any contemplated or consummated acquisition of all or substantially all of the business of any Person (including by merger, consolidation, acquisition of or any other business combination or other transaction involving securities or assets), which have been deducted in determining Net Income, plus (xvi) any and all expenses or charges related to any restructuring of the Company or any of its Subsidiaries at the direction of the Purchaser or any of its Affiliates which have been deducted in determining Net Income, plus (xvii) any and all expenses or changes related to accounting system changes or any change in the Company’s or any of its Subsidiary’s fiscal year which have been deducted in determining Net Income, plus (xviii) any total selling expenses or total SG&A expenses, including additional employee charges related to additional employee headcount in excess of headcount on the date hereof, incurred from and after the Closing at the direction of the Purchaser or any of its Affiliates, that exceed the amount set forth in the Company Budget for the post-Closing period in respect of such item(s) which have been deducted in determining Net Income, plus (xix) any expenses for activities primarily related to the Purchaser’s and its Affiliates activities, including T&E, agency fees, consulting fees or similar charges incurred in the post-Closing period, including all costs associated with the Post-Closing Integration Plan or any successor plans, which have been deducted in determining Net Income, plus (xx) any other expenses or costs that were not a part of the business or operations of the Company and its Subsidiaries prior to the Closing Date which have been deducted in determining Net Income, plus (xxi) all other non-cash charges (other than deferred rent and notional charges) which have been deducted in determining Net Income, minus (xxii) the Bonus Adjustment Amount. If at any time from the Closing until the Earn-Out Amount (if any) is finally determined and paid (or determined to not be payable) pursuant to Section 2.05, the Company or any of its Subsidiaries acquires a company or business or other Person or product line or other material assets through merger, stock purchase, asset purchase or otherwise, then the determination of the Final Measurement Period Adjusted EBITDA shall not include any costs, expense, losses, revenues, income, synergies or gains resulting from such acquisition or the company, business or assets so acquired. Each item used in calculating Final Measurement Period Adjusted EBITDA (including Net Income) shall be determined in accordance with the Accounting Principles.

“Financial Statements” is defined in Section 5.05.

“Food Chemicals Codex” means the USP-published compendium of internationally recognized standards for the identity, purity, and quality of food ingredients.

“Food Permits” means all Permits that are required under Food Safety Laws and are applicable to the Company and its Food Products.

“Food Products” means all food products of all types (whether branded or private label, finished food, work in process, or food ingredients) manufactured, processed or packaged by, or for, the Company or any of its Subsidiaries for human consumption.

“Food Safety Laws” means the mean the U.S. Federal Food, Drug and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated thereunder (“FDCA”), the Food Allergen Labeling and Consumer Protection Act of 2004, the Organic Foods Production Act (“OFPA”), the Food Safety Modernization Act (“FSMA”), the Fair Packaging and Labeling Act, the Sanitary Food Transportation Act, the Agricultural Marketing Act, other applicable Laws governing the purity, labeling, manufacturing, marketing or advertising of food products sold for human consumption as in effect as of the date hereof, state unfair competition and deceptive trade practices statutes, as well as all comparable international, supranational, state, and local Laws and each of their applicable implementing regulations enforced by regulatory authorities in the jurisdictions where the Food Products are sold and distributed, including, the U.S. Food and Drug Administration (“FDA”), the U.S. Department of Agriculture (“USDA”) and the Federal Trade Commission (“FTC”).

“Fraud” means, with respect to a Person, actual knowing and intentional fraud (as defined under Delaware common law) by such Person with respect to the making of the representations and warranties set forth in this Agreement or in any certificate delivered by such Person at Closing pursuant to this Agreement with the actual knowledge of such Person that such representation or warranty was false when made (as opposed to the making of a representation or warranty (affirmatively or by omissions) negligently, recklessly or without actual knowledge of its truthfulness) and which was made with the intent of such Person of deceiving and inducing the party hereto to whom such representation and warranty was made herein or in such certificate to enter into or consummate the transactions contemplated by this Agreement and upon which such party hereto relied (subject, for the avoidance of doubt, to Sections 8.07 and 10.01) to its detriment.

“FSMA” is defined in the definition of “Food Safety Laws.”

“FTC” is defined in the definition of “Food Safety Laws.”

“Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03 (other than the representations and warranties set forth in Section 4.03(c)), Section 4.04, Section 4.06, the first sentence of Section 5.01, Section 5.02, Section 5.03(a), Section 5.04 and Section 5.18.

“GAAP” means United States generally accepted accounting principles.

“Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof, (ii) federal, state, provincial, local, municipal, non-U.S., or other government, (iii) arbitral body, or (iv) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal).

“Holdings LLC” is defined in the Preamble.

“Holdings LP” is defined in the Preamble.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means the United States federal income Tax and any United States state or local or non-U.S. net income Tax or any franchise or business profits Tax incurred in lieu of a Tax on net income.

“Indebtedness” means as of any particular time, as to the Company and its Subsidiaries, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise, without duplication, the aggregate amount of all (i) indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith (but excluding the portion of any prepayment penalties and related fees arising under the Falcon Term Loan Agreement which are triggered solely in the event the Closing takes place after February 19, 2021)); (ii) Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities (including any surety, performance, or similar bonds or letters of credit, but only to the extent drawn or called), and any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitments and other fees, reimbursements, indemnities and all other amounts payable in connection with any of the foregoing; (iii) Liabilities in respect of the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business; (iv) Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (v) any deferred purchase price Liabilities or other outstanding monetary Liabilities related to past acquisitions; (vi) the amount of the Capital Lease Obligations, (vii) (A) “success fees,” retention, change of control or similar bonuses, in each case, outstanding and payable to employees or former employees of the Company or any of its Subsidiaries at or in connection with the Closing arising solely from or otherwise triggered solely by the Closing of the transactions contemplated hereby (excluding the Transaction Bonus Pool), (B) amounts payable to any employee, officer, director or consultant of the Company or any of its Subsidiaries pursuant to the incentive plans or any employment agreement or other Contract with any of the aforementioned Persons as a result of the consummation of the transactions contemplated hereby (excluding the Transaction Bonus Pool), and (C) any severance (and other post-termination) obligations of the Company or any of its Subsidiaries to any Person whose employment has been terminated prior to the Closing (including payments under any non-competition or consulting agreements or arrangements or any COBRA or similar payments), (viii) any deferred compensation, severance or other similar payments and any Liabilities in respect of accrued but unpaid bonuses or commissions for any prior fiscal year payable or owed, in each case, to any current or former employee, officer or director of the Company or its Subsidiaries, and including, with regard to this clause (viii), the employer portion of any associated payroll or withholding Taxes, Federal Insurance Contribution Act Taxes and any unemployment insurance with respect to any such compensatory payments; provided, that any such Taxes shall not include Federal Insurance Contribution Act Taxes payable with respect to the recipients of such payments who are employees of the Company or its Subsidiaries whose total compensation (other than the amounts payable under the Transaction Bonus Plan) that would be payable to them by the Company or one of its Subsidiaries, as applicable, during the calendar year in which the Closing occurs (assuming all such recipients remained employed by the Company or one of its Subsidiaries for the entire year and disregarding any transaction, retention or change-in-control bonus payment payable in connection with the transaction contemplated hereby) is anticipated to be in excess of the social security wage base for the calendar year in which the Closing occurs; (ix) the Tax Amount; (x) the amount of any payroll Taxes of the Company or its Subsidiaries deferred pursuant to the CARES Act; (xi) all Liabilities of the Company or its Subsidiaries under securitization or receivables factoring arrangements or transactions; (xii) deferred rent Liabilities; (xiii) all “cut” but un-cashed checks or any overdrafts outstanding; (xiv) any indebtedness secured by a Lien (other than a Permitted Lien) on a Person’s assets; (xv) any and all Liabilities incurred by the Company or its Subsidiaries as a result of the forgiveness of any loans or other obligations owed to the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, in all cases, arising on or prior to the Measurement Time; and (xvi) all obligations of the type referred to in clauses (i) through (xv) of other Persons for the payment of which the Company or any of its Subsidiaries is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantees of such obligations (including in connection with any customer Contracts, proposals or otherwise and including, in each case, any interest accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith); provided, that “Indebtedness” shall not include any such Liabilities or obligations between or among the Company or any of the Company’s Subsidiaries.

“Insurance Policies” is defined in Section 5.15.

“Intellectual Property” means all of intellectual property or proprietary rights throughout the world, including any such rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (i) patents, patent applications, utility models and patent disclosures, and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patents”); (ii) trademarks, service marks, trade dress, corporate names, logos and slogans, together with all goodwill associated with each of the foregoing (collectively “Trademarks”); (iii) copyrights and copyrightable works (“Copyrights”); (iv) registrations and applications for any of the foregoing; (v) Trade Secrets, proprietary information, know-how, formulae, proprietary recipes, materials and processes and inventions; (vi) internet domain names, and rights in social media; and (vii) intellectual property rights in computer software (including Source Code, Object Code, executable code), data, and databases (including knowledge databases, customer lists and customer databases).

“Intercompany Accounts” means all accounts payable of the Company or any of its Subsidiaries representing amounts owed by the Company or any of its Subsidiaries to any other Subsidiaries of the Company and accounts receivable owed to the Company or any of its Subsidiaries from any other Subsidiaries of the Company.

“IT Systems” means electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all Software, databases, firmware, hardware and related documentation) and internet websites.

“IRS” means the United States Internal Revenue Service.

“JAMS” is defined in Section 13.12(a).

“K&E LLP” is defined in Section 13.13(g).

“knowledge” means, with respect to the Company, the actual knowledge (without any duty of inquiry) of any of the Specified Executives.

“Latest Balance Sheet” is defined in Section 5.05.

“Law” means any law, statute, code, regulation, ordinance, rule, common law, Order or governmental requirement enacted, promulgated, entered into, agreed, imposed or enforced by any Governmental Body.

“Lease” is defined in Section 5.08(b).

“Leased Real Property” is defined in Section 5.08(b).

“Liabilities” means any and all liabilities and obligations of any kind or nature whatsoever, whether known or unknown, express or implied, primarily or secondarily, direct or indirect, secured or unsecured, liquidated or unliquidated, absolute, accrued, contingent or otherwise and whether due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required by GAAP to be accrued on the financial statements of such Person.

“Liens” means any mortgage, lien, charge, restriction, pledge, security interest, option, lease or sublease, claim, easement, encroachment or encumbrance or other charges or rights of others of any kind or nature, other than licenses of Intellectual Property in the ordinary course of business.

“Losses” means any and all losses, liabilities, damages, charges, claims, demands, actions, judgments, settlements, assessments, Taxes, interest, penalties, and costs and expenses.

“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing on the first Business Day after the date of this Agreement that the Required Information is delivered by the Company to the Purchaser; provided, that (i) such twenty (20) consecutive Business Day period shall not commence prior to January 4, 2021, and (ii) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such twenty (20) consecutive Business Day period, (x) the Company’s independent auditor(s) shall have withdrawn its audit opinion with respect to any financial statements forming part of the Required Information for which they have provided an opinion, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the financial statements of the Company for the applicable periods by the Company’s independent auditor(s) or another independent public accounting firm, or (y) the Company has been informed by the Company’s independent auditors that the Company is required to restate, or the Company shall have announced any intention to restate any financial statements, included in the Required Information, in which case the Marketing Period will not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement is required in accordance with GAAP. If the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to the Purchaser written notice to that effect (stating the date on which it believes it completed any such delivery), in which case the receipt of the Required Information shall be deemed to have occurred and the twenty (20) consecutive Business Day period described above shall be deemed to have commenced on the date of such delivery set forth in such notice, unless the Purchaser determines in good faith that the Company had not completed delivery of the Required Information and, within three (3) Business Days after its receipt of such notice from the Company, the Purchaser delivers a written notice to the Company to that effect (stating with reasonable specificity which information is required to complete the delivery of the Required Information), after which the Required Information will have been deemed to be delivered upon delivery of such information to the Purchaser.

“Material Adverse Change” means any event, change, circumstance, occurrence, effect, result or state of facts that, individually or in the aggregate, has or would reasonably be expected to (A) prevent, materially impair or materially delay the ability of the Sellers or the Company to consummate any of the transactions contemplated by this Agreement or the Company Documents, or (B) be materially adverse to the condition (financial or otherwise), assets, properties business or results of operations of the Company and its Subsidiaries, taken as a whole, but shall exclude (with respect to the foregoing clause (B) only) any event, change, circumstance, occurrence, effect, result or state of facts to the extent attributable to: (i) any change in any Law; (ii) any change in interest rates, credit markets, currency exchange rates or general economic conditions (including changes in the price of gas, oil or other natural resources, commodities or chemicals); (iii) any change that is generally applicable to the industries in which the Company or any of its Subsidiaries operates; (iv) the entry into this Agreement or the announcement of the transactions contemplated by this Agreement and the other agreements referenced herein; (v) any action taken by or at the written request of the Purchaser or any of its Affiliates; (vi) any omission to act or action taken with the consent of the Purchaser (including those omissions to act or actions taken which are permitted by this Agreement), (vii) any national or international political event or occurrence, including acts of war or terrorism; (viii) any natural or manmade disasters, hurricanes, floods, tornados, tsunamis, earthquakes or other acts of God; (ix) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures); (x) any political or social conditions, civil unrest, protests, public demonstrations or the response of any Governmental Body thereto or any escalation or any worsening thereof; (xi) the availability or cost of equity, debt or other financing to the Purchaser or the Company; or (xii) any failure by the Company or any Subsidiary thereof to meet any projections, forecasts or estimates of revenue or earnings (it being understood that this clause (xii) shall not prevent a determination that any event, change, circumstance, occurrence, effect, result or state of facts underlying such failure to meet projections, forecasts or estimates has resulted in a Material Adverse Change (to the extent the effect(s) of such event, change, circumstance, occurrence, effect, result or state of facts is not otherwise excluded from this definition of Material Adverse Change)); except to the extent that, in the case of the foregoing clauses (i), (ii), (iii), (vii), (viii), (ix) and (x) of this clause (B), such event, change, circumstance, occurrence, effect, result or state of facts disproportionately affects the Company and its Subsidiaries as compared to other Persons or businesses that operate in the industry and in the markets in which the Company and its Subsidiaries operate.

“Measurement Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Net Accelerated Earn-Out Payment” means an aggregate amount equal to (i) the Accelerated Earn-Out Payment, minus, (ii) the Post-Closing Transaction Bonus Pool.

“Net Earn-Out Payment” means an aggregate amount equal to (i) the Earn-Out Amount, minus, (ii) the Post-Closing Transaction Bonus Pool and, if (but only if) the Designated Executive (x) is terminated by the Purchaser or any of its Affiliates after December 31, 2021 but prior to the date that the Earn-Out Amount is required to be paid pursuant to Section 2.05(f), and (y) as a result of such termination is entitled to Severance (as defined in the Severance Letter), minus (iii) the Designated Severance Amount.

“Net Income” means, for the Earn-Out Period or some portion thereof, as applicable, the aggregate amount of net income (or loss) of the Company and its Subsidiaries on a consolidated basis, calculated in accordance with the Accounting Principles.

“Non-Recourse Party” means, with respect to a party, any of such party’s former, current and future equityholders, controlling Persons, Representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling Person, Representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).

“Note Redemption” has the meaning set forth in the Recitals.

“Object Code” means computer Software in binary form that is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Objection Notice” is defined in Section 2.04(e).

“OFAC” is defined in Section 5.24(b).

“OFPA” is defined in the definition of “Food Safety Laws.”

“Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by, or settlement agreement with, a Governmental Body.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of incorporation, formation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of any such Person and (ii) all bylaws, voting agreements, stockholder agreements, investor rights agreements and similar documents, instruments or agreements relating, in each case, to the organization or governance of such Person, or the transfer of securities of such Person, in each case, as amended, restated, supplemented or otherwise modified prior to the date hereof.

“Other Antitrust Regulations” mean all antitrust or competition Laws of any Governmental Body outside the United States.

“Outside Date” is defined in Section 9.01(c).

“Participant” means each Person identified as a Participant (as defined in the Transaction Bonus Plan) set forth on the Bonus Amount Schedule.

“Partnership Notes” means (i) that certain Intercompany Promissory Note, dated January 5, 2015, by and between Holdings, LP and WSI, as amended by the Amendment to Intercompany Promissory Note, dated December 14, 2017, and (ii) that certain Intercompany Promissory Note, dated April 16, 2018, by and between Holdings LP and WSI, as modified by the Modification of Scrivener’s Error, dated November 6, 2018.

“Party-Appointed Arbitrators” is defined in Section 13.12(a).

“Patents” is defined in the definition of “Intellectual Property.”

“Payment Schedule” means that certain schedule attached hereto as Annex I, setting forth the Pro Rata Share of each Seller and Falcon, the Warrant Amount, and a breakdown on a percentage basis of any and all consideration payable hereunder (including the Net Earn-Out Payment or Net Accelerated Earn-Out Payment) payable to each Seller and Falcon. The Sellers and the Company shall update the Payment Schedule prior to Closing in accordance with Section 2.04. For the avoidance of doubt, the Purchaser shall have no liability or obligation to any other Person for any payment made in accordance with this Agreement and the Payment Schedule.

“Payoff Amount” is defined in Section 2.03(c).

“Payoff Letter” is defined in Section 7.07.

“Permit” means any approvals, authorizations, consents, licenses, permits, registrations or certificates of a Governmental Body.

“Permitted Liens” means (i) Liens securing liabilities which are reflected and adequately reserved against in the Latest Balance Sheet to the extent so reflected or reserved; (ii) statutory Liens for current Taxes not yet due or payable or the amount or validity of which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) landlord’s, mechanic’s, materialmen’s, and other similar statutory Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or which are being contested in good faith in appropriate proceedings and for which adequate reserves with respect thereto are maintained on the Company’s and its Subsidiaries’ books in accordance with GAAP; (iv) purchase money Liens and Liens securing rental payments under capital lease arrangements; (v) Liens set forth on the Permitted Liens Schedule; (vi) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Body which are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which would not individually or in the aggregate, materially impair the continued use or occupancy of such real property or the operation of the business of the Company and its Subsidiaries as presently conducted; and (vii) easements, rights, covenants, conditions and restrictions of record not interfering materially with the ordinary conduct of the business of the Company and its Subsidiaries or detracting materially from the use, occupancy or marketability of title of the assets subject thereto, (viii) Liens arising in the ordinary course of business (including customer return rights, warranty claims, rebates, refunds and other discounts to customers) and not incurred in connection with the borrowing of money, (ix) Liens in the form of security deposits or otherwise collateralized with letters of credit or similar instruments; and (x) Liens that will be terminated in connection with or prior to the Closing.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Post-Closing Integration Plan” means the transactions described on Annex II hereto.

“Post-Closing Tax Period” means any taxable period or portion thereof beginning after the Closing Date.

“Post-Closing Transaction Bonus Pool” means the aggregate amount, if any, to be distributed to Participants pursuant to the Transaction Bonus Plan in connection with payment of the Earn-Out Amount or Accelerated Earn-Out Payment Amount, as applicable, plus the amount of any Taxes payable by the Company and its Subsidiaries as a result of such distribution (including, for the avoidance of doubt, the employer’s share of any Federal Insurance Contribution Act Taxes and any unemployment insurance); provided, that any such Taxes shall not include Federal Insurance Contribution Act Taxes payable with respect to the recipients of such payments who are employees of the Company or its Subsidiaries whose total compensation (other than the amounts payable under the Transaction Bonus Plan) that would be payable to them by the Company or one of its Subsidiaries, as applicable, during the calendar year in which such distribution occurs (assuming all such recipients remained employed by the Company or one of its Subsidiaries for the entire year and disregarding any transaction, retention or change-in-control bonus payment payable in connection with the transaction contemplated hereby) is anticipated to be in excess of the social security wage base for the calendar year in which such distribution occurs.

“PPACA” is defined in Section 5.14(e).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Privileged Materials” is defined in Section 13.14.

“Privileges” is defined in Section 13.14.

“Pro Rata Share” means, for each Seller and Falcon, the percentage set forth next to such Person’s name of the Payment Schedule.

“Purchase Price Adjustment Escrow Account” is defined in Section 2.03(d).

“Purchase Price Adjustment Escrow Amount” means an amount equal to five million dollars ($5,000,000).

“Purchase Price Adjustment Escrow Funds” means the amount of cash held from time to time by the Escrow Agent in the Purchase Price Adjustment Escrow Account pursuant to the Escrow Agreement.

“Purchaser” is defined in the Preamble.

“Purchaser HoldCo” means the Purchaser’s wholly-owned direct Subsidiary, Project Taste Intermediate LLC, a Delaware limited liability company.

“Purchaser Adjustment Amount” is defined in Section 2.04(h)(i).

“Purchaser Arrangements” is defined in Section 5.14(d).

“Purchaser Documents” is defined in Section 6.01.

“R&W Insurance Policy” means that certain representations and warranties insurance policy attached hereto as Exhibit B.

“R&W Premium” means all premiums payable under the R&W Insurance Policy.

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights, and (iv) other Intellectual Property, in each case, that are the subject of an application or registration issued, filed with, or recorded by any state, government, registrar or other public legal authority.

“Released Claims” is defined in Section 7.09.

“Released Parties” is defined in Section 7.09.

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors (including investment bankers, financial advisors, legal counsel, accountants and consultants), and other agents and representatives of such Person and its Affiliates.

“Required Information” means (i) the Financial Statements (and the Purchaser hereby acknowledges receipt of the Financial Statements), and (ii) the unaudited balance sheet and related statements of operations and cash flows of the Company and its Subsidiaries for each fiscal quarter subsequent to the date of the latest financial statements delivered pursuant to the foregoing clause (i), and ended at least forty-five (45) days prior to the Closing Date. For the avoidance of doubt, if the Marketing Period shall have commenced, and during the course of the Marketing Period the Company shall be required to deliver additional Required Information, the delivery of such additional information in accordance with the aforementioned provisions shall not cause the Marketing Period to reset or restart.

“Retained Employees” is defined in Section 10.03(a).

“Reverse Termination Fee” is defined in Section 9.02(b).

“RICO” is defined in Section 10.01.

“Schedule” means a schedule of the Disclosure Schedules.

“Section 280G Payments” is defined in Section 7.04(a).

“Sellers” are defined in the Preamble.

“Seller Adjustment Amount” is defined in Section 2.04(h)(ii).

“Seller Representative” is defined in the Preamble.

“Seller Representative Holdback Amount” means an amount equal to five hundred thousand dollars ($500,000).

“Seller Tax Benefit” is defined in Section 12.08(a).

“Series A Common Stock” means the Series A Common Stock of the Company, par value $0.01 per share.

“Series A/C Share” means for any Person, the amount (expressed as a percentage) set forth next to such Person’s name on the Payment Schedule.

“Series B Common Stock” means the Series B Common Stock of the Company, par value $0.01 per share.

“Series B Share” means for any Person, the amount (expressed as a percentage) set forth next to such Person’s name on the Payment Schedule.

“Series C Common Stock” means the Series C Common Stock of the Company, par value $0.01 per share.

“Severance Letter” means that certain letter agreement, dated as of December 16, 2020, by and between WSI and the Designated Executive.

“Shares” is defined in the Recitals.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, program interfaces, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Source Code” means computer Software and code, in form other than Object Code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Specified Executive” is defined on Annex V.

“Straddle Period” means a taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Target Measurement Period Adjusted EBITDA” means thirty million and twenty-three thousand dollars ($30,023,000).

“Target Working Capital” means sixty-six million seven hundred forty two thousand dollars ($66,742,000).

“Tax” means (i) any United States, federal, state, local or non-U.S. income, gross receipts, capital stock, franchise, profits, withholding, social security, value added, unemployment, disability, real property, personal property, unclaimed property, escheat, severance, windfall profits, license, ad valorem, employment/unemployment insurance contributions or premiums, health taxes, workers’ compensation premiums, custom duties, assessments, charges, duties, fees, levies or other similar amounts, whether disputed or not, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, stamp, excise, occupation, sales, use, transfer, alternative minimum, estimated or other similar tax, including any interest, penalty or addition thereto; (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period, prior to Closing (iii) any liability for the payment of any amounts as a result of being a party to any tax sharing, allocation, or similar agreements or arrangements (whether or not written), and (iv) any liability for the payment of any amounts of the type described in clause (i), (ii) or (iii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, including by operation of law.

“Tax Amount” means an amount equal to the unpaid Income Taxes of the Company and its Subsidiaries as of the Closing Date for the taxable period (or portion thereof) ending on and including the Closing Date and solely for jurisdictions in which the Company and its Subsidiaries have historically filed Tax Returns, calculated in accordance with past practice (including reporting positions, elections, and accounting methods) of the Company and its Subsidiaries in preparing Tax Returns and, for purposes of calculating any such Income Taxes, (i) all Transaction Tax Deductions shall be taken into account to the maximum extent permitted by Law in the Pre-Closing Tax Period, applying the seventy percent (70%) safe-harbor election under Revenue Procedure 2011-29 to any “success based fees,” along with any offsets or reductions of Income Tax with respect to overpayments of Tax or Tax refunds (the amount of such refunds or rights thereto to be determined without regard to any Transaction Tax Deductions), (ii) any Income Taxes attributable to transactions outside the ordinary course of business executed at the direction of the Purchaser or with respect to the Purchaser financing shall be excluded, (iii) any Income Taxes attributable to transactions occurring outside the ordinary course of business on the Closing Date and after the time of the Closing shall be excluded, (iv) excluding any Income Taxes attributable to the amendment of any Tax Return after the Closing Date that includes a Pre-Closing Tax Period, (v) excluding any Income Tax attributable to any voluntary disclosure agreements (or discussions or examinations with any taxing authority regarding Income Taxes) commenced after the Closing Date with respect to any Pre-Closing Tax Period, (vi) any deferred Income Tax liabilities shall be excluded, (vii) for the avoidance of doubt, the deduction for state and local Income Taxes imposed on the Company or a Subsidiary attributable to a Pre-Closing Tax Period (including the pre-closing portion of a Straddle Period) shall be allocated to the same Pre-Closing Tax Period for the purposes of this Agreement regardless of when such Income Taxes are actually paid or accrued by the applicable entity, and (viii) excluding any Taxes resulting from the method pursuant to which the Purchaser finances the transactions contemplated by this Agreement.

“Tax Returns” means any return, claims for refund, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Trade Secrets” means, where protectable as a trade secret by applicable Law, any and all inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), invention disclosures and improvements, all proprietary information, know-how and technology, confidential or proprietary information and all documentation therefor.

“Trademarks” is defined in the definition of “Intellectual Property.”

“Transaction Bonus Plan” means the WSI Transaction Bonus Plan dated as of December 11, 2020.

“Transaction Bonus Pool” means the aggregate amount to be distributed to Participants pursuant to the Transaction Bonus Plan at Closing, plus the amount of any Taxes payable by the Company and its Subsidiaries as a result of such distribution (including, for the avoidance of doubt, the employer’s share of any Federal Insurance Contribution Act Taxes and any unemployment insurance); provided, that any such Taxes shall not include Federal Insurance Contribution Act Taxes payable with respect to the recipients of such payments who are employees of the Company or its Subsidiaries whose total compensation (other than the amounts payable under the Transaction Bonus Plan) that would be payable to them by the Company or one of its Subsidiaries, as applicable, during the calendar year in which the Closing occurs (assuming all such recipients remained employed by the Company or one of its Subsidiaries for the entire year and disregarding any transaction, retention or change-in-control bonus payment payable in connection with the transaction contemplated hereby) is anticipated to be in excess of the social security wage base for the calendar year in which the Closing occurs.

“Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing, (i) the amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other Representatives and consultants) incurred by the Sellers or the Company prior to the Closing in connection with this Agreement, (ii) 25% of the R&W Premium, (iii) 50% of any and all fees of the Escrow Agent under the Escrow Agreement, (iv) 50% of any Transfer Taxes, (v) any and all costs, fees and expenses and premiums necessary to obtain the D&O Tail Policies pursuant to Section 7.08, and (vi) any fees, costs and expenses of Grant Thornton LLP whether paid or unpaid as of Closing but incurred prior to the date on which the Closing Statement is delivered by the Purchaser in accordance with Section 2.04(b) in connection with the re-issuance of the Audited Financial Statements in accordance with rules and regulations promulgated by the Public Company Accounting Oversight Board, including to remove goodwill amortization and perform impairment testing in accordance with ASC 350, Intangibles – Goodwill and Other and to reflect the adoption of ASC 606, Revenue from Contracts with Customers, not to exceed $150,000 in the aggregate. Notwithstanding the foregoing, “Transaction Expenses” will exclude all costs, fees and expenses and payment obligations to the extent included in Indebtedness, the Transaction Bonus Pool or the Closing Working Capital.

“Transaction Tax Deductions” means, without duplication, any tax deduction attributable to the payment of the Transaction Expenses (including amounts that would have been Transaction Expenses but were in fact paid prior to the Closing), the Transaction Bonus Pool, any costs, expenses or other liabilities included in the calculation of Closing Working Capital or Indebtedness, any deduction for unamortized financing costs of the Company or any of its Subsidiaries and premium deductions arising from the repayment of Indebtedness and any other costs or expenses incurred in connection with the transactions contemplated by this Agreement; provided, that “Transaction Tax Deductions” shall not include any fees paid to Arlon Group LLC or its Affiliates in connection with the preparation, negotiation or execution of this Agreement or the consummation of the transactions contemplated hereby; provided, further, that the parties shall make any available elections under Revenue Procedure 2011-29, 2011-18 IRB to treat seventy percent (70%) of any success-based fees that were paid as an amount that did not facilitate the transactions contemplated hereby, and therefore treat seventy percent (70%) of such costs as deductible in the taxable year that included the Closing Date for U.S. federal (and applicable state and local) income tax purposes.

“Transfer Taxes” is defined in Section 12.04.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“Trigger Final Adjusted EBITDA” means Final Measurement Period Adjusted EBITDA measured from the beginning of the Earn-Out Period through the last day of the calendar month immediately preceding the month during which an Earn-Out Trigger occurs (such date, the “Trigger Measurement Date”), divided by the total number of complete calendar months from the beginning of the Earn-Out Period through the Trigger Measurement Date.

“Trigger Measurement Date” is defined in the definition of “Trigger Final Adjusted EBITDA.”

“Trigger Target Adjusted EBITDA” means one million eight hundred seventy-six thousand and four hundred thirty-seven dollars ($1,876,437).

“USDA” is defined in the definition of “Food Safety Laws.”

“U.S. Person” is defined in Section 5.24(b).

“Valuation Firm” is defined in Section 2.04(e).

“Waived Benefits” is defined in Section 7.04(a).

“WARN” means the Worker Adjustment and Retraining Notification Act, as amended.

“Warrant Amount” means the amount set forth in the Payment Schedule, which, for the avoidance of doubt, shall be net of the Warrant Exercise Price.

“Warrant Cancellation Agreement” means the Warrant Cancellation Agreement, dated as of the date hereof, by and between the Company and Falcon in respect of the Falcon Warrant, attached hereto as Exhibit C.

“Warrant Exercise Price” means the aggregate exercise price for all for shares of Series C Common Stock issuable under the Falcon Warrant.

“WEB Common Stock” means the common stock, par value $0.0001 per share, of the Purchaser.

“Wholesome Business” means (A) the sale, marketing or distribution anywhere in Canada, Mexico or the United States of (i) organic or fair trade sweeteners, including organic or fair trade forms of agave, honey, stevia, sucrose products, erythritol and blended products of which any of the foregoing are a substantial component, that are marketed as “organic” or “fair trade” by such Person, (ii) unrefined specialty sugars (limited to sucrose, including, without limitation, demerara-type) sourced from Malawi or Mauritius, (iii) non-organic or non-”fair trade” erythritol, (iv) “raw” honeys (for the avoidance of doubt, the sale, marketing and distribution of forms of honey other than “raw” honey, is not restricted pursuant to this clause (iv)), (v) monk fruit, allulose or other non-nutritive sweeteners, or (vi) baking kits or related products which are baking kits or related products currently sold, marketed or distributed by, or under development by, the Company or any of its Subsidiaries; (B) the revenue earned by the Company or any of its Subsidiaries pursuant to the Royalty and License Agreement, dated as of February 27, 2020, by and between WSI and Sweet Candy Company; or (C) the sale or distribution of products to Green Cross.

“Willful Breach” means with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a party that both (a) causes such party to be in breach of such representation, warranty, agreement or covenant and (b) such party knows at the time of such intentional action or omission is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant.

“Working Capital” means (i) the sum of only those specific line items designated as “Current Assets” on the Working Capital Schedule, minus (ii) the sum of only those specific line items designated as “Current Liabilities” on the Working Capital Schedule, in each case, for the Company and its Subsidiaries on a consolidated basis calculated in accordance with the Accounting Principles and subject to the specific adjustments set forth on the Working Capital Schedule. For the avoidance of doubt, Working Capital shall exclude any and all Cash, Indebtedness, Transaction Expenses, any current or deferred income Tax assets or liabilities, any assets or liabilities of the Discontinued Business, and deferred rent re-classed as a non-current liability, but include any current accrued but unpaid non-income Tax liabilities and any current non-income Tax assets. The Working Capital Schedule sets forth any specific adjustments thereto for purposes of calculating Working Capital, and an illustrative example of the calculation of Working Capital (including any such specific adjustments thereto for purposes of calculating Working Capital), as of 12:01 a.m. Eastern Time on October 30, 2020. Such calculation is included for reference purposes only, and notwithstanding anything to the contrary, neither the Company nor any other Person makes any representation or warranty in respect thereof.

“WSI” is defined in the Recitals.

1.02        Other Definitional Provisions.

(a)            Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b)            “Hereof,” etc. The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.

(c)            Laws. Any reference to any particular Code section or any other Law will be interpreted to include solely that portion of the Code or other Law, in each instance enacted prior to the date hereof.

(d)            “Including,” etc. The term “including,” “includes” and terms of similar import have the inclusive meaning frequently identified with the phrase “but not limited to” or “without limitation.”

(e)            Singular and Plural Forms. Unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or in its singular form.

(f)            “Or.” The word “or” is not exclusive.

(g)            “To the extent.” The phrase “to the extent” means the degree by which, and not “if.”

(h)            Internal References. References herein to a specific article, section, subsection, clause, recital, schedule, annex or exhibit shall refer, respectively, to articles, sections, subsections, clauses, recitals, schedules, annexes or exhibits of this Agreement, unless otherwise specified.

(i)            Gender. References herein to any gender shall include each other gender.

(j)            Heirs, Executors, etc. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 1.02(j) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

(k)            Capacity. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(l)            Time Period. With respect to the determination of any period of time, the word “from” or “since” means “from and including” or “since and including,” as applicable, and the words “to” and “until” each means “to but excluding.”

(m)            Contract. References herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto), in each instance, prior to the date hereof.

(n)            Calendar Days. References to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified.

(o)            Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(p)            “Dollar,” etc. The terms “dollars” or “$” mean dollars in the lawful currency of the United States of America and all payments made pursuant to this Agreement shall be in United States dollars.

Article II

PURCHASE AND SALE OF THE SHARES

2.01        Purchase and Sale of the Shares. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall purchase (or cause Purchaser HoldCo to purchase) from the Sellers, and the Sellers shall sell, convey, assign, transfer and deliver to the Purchaser (or at the Purchaser’s election, Purchaser HoldCo), all of the Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws).

2.02        The Closing. The closing of the transactions contemplated by this Agreement (the ”Closing”) shall take place remotely via the exchange of documents and signature pages at 9:00 a.m. Eastern Time on the third (3rd) Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article III (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) or on such other date as is mutually agreed to in writing by the Purchaser and the Company; provided that, if the Marketing Period has not ended at the time of the last to be satisfied or duly waived of the conditions set forth in Article III (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing), the Closing shall take place on, and, notwithstanding anything contained in this Agreement to the contrary, the parties hereto shall not have any obligation whatsoever to consummate the Closing until, (i) the earlier to occur of (x) a date before or during the Marketing Period specified by the Purchaser on no fewer than five (5) Business Days’ written notice to the Company and (y) the later of (A) the third (3rd) Business Day immediately following the final day of the Marketing Period, and (B) the last Business Day prior to the Outside Date or (ii) such other date as the Purchaser and the Seller Representative may mutually agree. The date of the Closing is referred to herein as the “Closing Date.”

2.03        The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions at the Closing:

(a)            the Sellers shall deliver to the Purchaser all of the certificates, if any, evidencing the Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws), duly endorsed in blank or accompanied by duly executed stock powers or other applicable forms of assignment and transfer;

(b)            the Sellers shall deliver to the Purchaser the Warrant Cancellation Agreement, duly executed by the Company and Falcon;

(c)            the Purchaser shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then-outstanding balance of all Indebtedness identified on the Indebtedness Schedule (the “Payoff Amount”) by wire transfer of immediately available funds to the account(s) designated in writing by the holders of such Indebtedness pursuant to and in accordance with the Payoff Letters;

(d)            the Purchaser shall deliver the Purchase Price Adjustment Escrow Amount to the Escrow Agent for deposit into an escrow account (the “Purchase Price Adjustment Escrow Account”) established pursuant to the terms of the Escrow Agreement;

(e)            the Purchaser shall pay, on behalf of the Company, all Transaction Expenses (other than Transaction Expenses that are compensatory payments to employees or other service providers of the Company or its Subsidiaries) to each Person who is owed a portion thereof;

(f)            the Purchaser shall pay to the Company, for further distribution to and by the Company’s and it Subsidiaries’ payroll provider in accordance with the Company’s payroll processes and procedures, all Transaction Expenses that are compensatory payments to employees or other service providers of the Company or its Subsidiaries, and in each case, cause the Company or its Subsidiaries, as applicable, to withhold any Tax amounts required to be withheld under applicable Law with respect to such payments in accordance with Section 2.07;

(g)            the Purchaser shall, pursuant to the Award Agreements (as defined in the Transaction Bonus Plan) entered into prior to Closing under the Transaction Bonus Plan, copies of which shall be made available to the Purchaser by the Seller Representative, deliver to the Company the Transaction Bonus Pool (for distribution by the Company to each Participant under the Transaction Bonus Plan who is owed a portion thereof in accordance with their respective Award Agreements) by wire transfer of immediately available funds to the account(s) designated in writing by the Seller Representative at least three (3) Business Days prior to the Closing Date;

(h)            the Purchaser shall deliver the Seller Representative Holdback Amount by wire transfer of immediately available funds to the account(s) designated in writing by the Seller Representative;

(i)            after taking into account the payments and deliveries set forth in Sections 2.03(c) through (h), the Purchaser shall pay, or cause to be paid, to each Seller and Falcon, such Person’s applicable Series B Share or Closing Series A/C Share of the Estimated Closing Cash Proceeds as set forth on the Payment Schedule, in each case, by wire transfer of immediately available funds to the account(s) designated in writing by the Seller Representative at least three (3) Business Days prior to the Closing Date;

(j)            the Sellers shall deliver, or cause to be delivered, to the Purchaser evidence of the transfer, conveyance, and assignment by EBS to WSI of all of EBS’s right, title and interest in and to the “WHOLESOMESWEETENERS.US,” domain name; and

(k)            the parties hereto shall make such other deliveries as are required by Article III.

2.04        Closing Cash Proceeds Adjustment.

(a)            At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Purchaser a statement (the “Estimated Closing Statement”) setting forth its good faith estimate of the Closing Cash Proceeds (the “Estimated Closing Cash Proceeds”), including each of the components thereof, based on the Company’s and its Subsidiaries’ books and records and other information then available and, as applicable, in accordance with the Accounting Principles. Following delivery of the Company’s calculation of the Estimated Closing Statement, to the extent reasonably requested by the Purchaser, the Company shall make available to the Purchaser supporting documentation used in preparing the Estimated Closing Statement, and the Company shall consider any reasonable comments provided by the Purchaser in good faith based on the Purchaser’s review of the Estimated Closing Statement and such documentation, provided, that if there is a dispute over the Estimated Closing Cash Proceeds, the Estimated Closing Statement delivered by the Company shall govern and the obligation of the Company to consider such reasonable comments of the Purchaser regarding the Estimated Closing Statement shall in no event require that the Company revise its calculation of the Estimated Closing Cash Proceeds or that the contemplated Closing Date be postponed or otherwise delayed. In addition to the Estimated Closing Statement provided pursuant to this Section 2.04, the Company shall provide to the Purchaser an updated version of the Payment Schedule based on the Estimated Closing Cash Proceeds, which shall be updated to include the Closing Series A/C Share for each of Holdings LP and Falcon, and the amounts to be paid to each Seller and Falcon pursuant to Section 2.03.

(b)            As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller Representative a statement (the “Closing Statement”) setting forth the Purchaser’s good faith calculation of the Closing Cash Proceeds, including each of the components thereof, and a consolidated balance sheet of the Company and its Subsidiaries as of the Measurement Time (the “Closing Balance Sheet”).

(c)            The calculations set forth on the Estimated Closing Statement, the Closing Statement, and the Closing Balance Sheet (i) shall be prepared, and Cash and the Closing Working Capital (subject to the specific adjustments set forth on the Working Capital Schedule) and shall be determined, in accordance with the Accounting Principles, (ii) shall not include any changes in assets or Liabilities as a result of purchase accounting adjustments, and (iii) except with respect to the Transaction Expenses and the Transaction Bonus Pool, shall not give effect to the transactions contemplated hereby or changes due to events or circumstances occurring or arising following the Closing.

(d)            The post-Closing purchase price adjustment as set forth in this Section 2.04 is not intended to permit the introduction of different accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) from those used to calculate the amounts set forth on the Working Capital Schedule and used in determining the amount of the Target Working Capital, except for any differences between Closing Working Capital and Target Working Capital expressly described on the Working Capital Schedule; it being the intent of the parties hereto that the Closing Working Capital be calculated consistently with the Target Working Capital, except for any differences between Closing Working Capital and Target Working Capital expressly described on the Working Capital Schedule, in order to allow a meaningful comparison of the Closing Working Capital to the Target Working Capital.

(e)            During the thirty (30)-day period immediately after the Seller Representative’s receipt of the Closing Statement from the Purchaser, the Purchaser and its Subsidiaries (including the Company and its Subsidiaries) shall (i) permit the Seller Representative and its Representatives to have reasonable access, during normal business hours, to the financial books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) of the Company and its Subsidiaries pertaining to or used in connection with the preparation of the Closing Statement or the Closing Balance Sheet and the Purchaser’s calculation of the Closing Cash Proceeds and provide the Seller Representative with copies thereof (as reasonably requested in writing by the Seller Representative) and (ii) provide the Seller Representative and its Representatives reasonable access to the Purchaser’s and its Subsidiaries’ (including the Company’s and its Subsidiaries’) employees and advisors (including making the Company’s and its Subsidiaries’ chief financial officer(s) and accountants available to respond to reasonable written or oral inquiries of the Seller Representative or its Representatives); provided, that neither the Company nor any of its Subsidiaries shall be required to provide such access to the extent doing so would jeopardize the attorney-client privilege or attorney work-product doctrine or any other applicable privilege to which any such books and records, materials and other information is subject; provided, further, that the Company and its Subsidiaries shall take all reasonable steps to permit such access in a manner or on a basis that does not jeopardize the attorney-client privilege or attorney work-product doctrine or such other applicable privilege. If the Seller Representative disagrees with any part of the Purchaser’s calculation of the Closing Cash Proceeds as set forth on the Closing Statement or the Closing Balance Sheet, the Seller Representative shall, within thirty (30) days after the Seller Representative’s receipt of the Closing Statement, notify the Purchaser in writing of such disagreement by setting forth the Seller Representative’s calculation of the Closing Cash Proceeds, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). Any items not reasonably specifically identified in the Objection Notice as being in dispute shall be deemed final and conclusive and binding upon all parties in all respects. Any Objection Notice may reference only disagreements based on mathematical errors or based on amounts contained in, or improperly omitted from, the Closing Statement, or from the Closing Statement not being calculated or prepared in accordance with this Agreement. If an Objection Notice is delivered to the Purchaser, then the Purchaser and the Seller Representative shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Cash Proceeds. The Purchaser and the Seller Representative each acknowledge and agree that all discussions related to the Objection Notice are, without prejudice, communications made in confidence with the intent of attempting to resolve a litigious dispute and are subject to settlement privilege. In the event that the Purchaser and the Seller Representative are unable to resolve all such disagreements within thirty (30) days after the Purchaser’s receipt of such Objection Notice or such longer period as the Purchaser and the Seller Representative may mutually agree in writing, the Purchaser and the Seller Representative shall submit such remaining disagreements to Duff & Phelps, or, if such firm refuses or is otherwise unable to act in such capacity, a nationally-recognized valuation, accounting or consulting firm as is acceptable to the Purchaser and the Seller Representative (the “Valuation Firm”).

(f)            The Valuation Firm shall act as an expert and not as an arbitrator, and make a final and binding determination with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit D. The Purchaser and the Seller Representative shall cooperate with the Valuation Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Valuation Firm to resolve all remaining disagreements with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, as soon as practicable. The Valuation Firm shall consider only those line items and amounts in the Purchaser’s and the Seller Representative’s respective calculations of the Closing Cash Proceeds, including each of the components thereof, that are in the Objection Notice and identified as being items and amounts to which the Purchaser and the Seller Representative have been unable to agree. In resolving any disputed line item, the Valuation Firm may not assign a value to any line item greater than the greater value for such line item claimed by either party in its Initial Report (as defined on Exhibit D), which value may not be greater than the corresponding amount in the Closing Statement or Objection Notice, as applicable, or less than the smaller value for such item claimed by either Person in its Initial Report (as defined on Exhibit D), which value may not be less than the corresponding amount in the Closing Statement or Objection Notice, as applicable. Except as permitted on Exhibit D hereto in order to clarify or understand any position or argument made by a party in a written submission, the Valuation Firm’s determination of the Closing Cash Proceeds, including each of the components thereof, shall be based solely on written presentations submitted by the Purchaser and the Seller Representative which are in accordance with the guidelines and procedures (including the definitions of each of the components thereof) set forth in this Agreement (i.e., not on the basis of an independent review). The determination of the Valuation Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(g)           The fees, costs and expenses of the Valuation Firm incurred in resolving any disputed matter(s) pursuant to Section 2.04(f) shall be ultimately allocated and borne by the Purchaser, on one hand, and the Seller Representative (on behalf of the Sellers), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the written presentation to the Valuation Firm. Prior to the Valuation Firm’s determination of the Closing Cash Proceeds, (i) the Purchaser, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand, shall retain the Valuation Firm and each pay fifty percent (50%) of any retainer paid to the Valuation Firm, and (ii) during the engagement of the Valuation Firm, the Valuation Firm will bill fifty percent (50%) of the total charges to each of the Purchaser, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand. In connection with the Valuation Firm’s determination of the Closing Cash Proceeds, the Valuation Firm shall also determine, pursuant to the terms of the first sentence of this Section 2.04(g), and taking into account all fees, costs and expenses of the Valuation Firm already paid by each of the Purchaser, on the one hand, and the Seller Representative, on the other hand, as of the date of such determination, the total final allocation of the Valuation Firm’s fees, costs and expenses between the Purchaser and the Seller Representative, which such determination shall be conclusive and binding upon the parties hereto.

(h)           Within five (5) Business Days after the Closing Cash Proceeds, including each of the components thereof, is finally determined pursuant to this Section 2.04:

(i)            if the Closing Cash Proceeds as finally determined pursuant to this Section 2.04 are less than the Estimated Closing Cash Proceeds, then the Purchaser and the Seller Representative shall cause the Escrow Agent to: (A) pay to the Purchaser from the Purchase Price Adjustment Escrow Funds an amount (which in no case shall exceed the amount of the Purchase Price Adjustment Escrow Funds) (the “Purchaser Adjustment Amount”) equal to such deficiency; and (B) if the Purchaser Adjustment Amount is less than the amount of the Purchase Price Adjustment Escrow Funds, after disbursement is made to the Purchaser pursuant to clause (A), pay to the Seller Representative, for the benefit of and for further distribution to each Seller and Falcon of such Seller’s and Falcon’s Pro Rata Share of, an amount equal to the amount (if any) by which the amount of the Purchase Price Adjustment Escrow Funds is greater than the Purchaser Adjustment Amount; and

(ii)           if the Closing Cash Proceeds as finally determined pursuant to this Section 2.04 are greater than the Estimated Closing Cash Proceeds (the total amount of such excess, subject to the limitation set forth in the following parenthetical, the “Seller Adjustment Amount” (which, notwithstanding anything contained herein to the contrary or the final calculation of the Closing Cash Proceeds in accordance herewith, shall in no case be deemed to exceed the amount of the Purchase Price Adjustment Escrow Funds)), then (A) the Purchaser shall pay or cause to be paid to the Seller Representative for the benefit of and for further distribution to each Seller and Falcon of such Seller’s and Falcon’s Pro Rata Share of, an amount equal to the Seller Adjustment Amount and (B) the Purchaser and the Seller Representative shall cause the Escrow Agent to pay the Seller Representative, for the benefit of and for further distribution to each Seller and Falcon of such Seller’s and Falcon’s Pro Rata Share of, an amount equal to all of the Purchase Price Adjustment Escrow Funds.

(i)            All payments to be made pursuant to Section 2.04(h) shall (x) be treated by all parties for Tax purposes as adjustments to the Enterprise Value to the extent permitted by applicable Law, and (y) be made by wire transfer of immediately available funds to the account(s) designated in writing by the Purchaser or the Seller Representative, as applicable. Each party acknowledges and agrees that its right to any the payment to be made pursuant to Section 2.04(h) shall be the sole and exclusive remedy of such party for any and all claims arising under this Agreement with respect to this Section 2.04.

2.05         Earn-Out.

(a)           Within forty-five (45) days of the end of the fiscal quarter ending on March 31, 2021, and each subsequent fiscal quarter following the Closing until the Earn-Out Amount (if any) is finally determined and paid (or determined to not be payable), the Purchaser shall deliver, or cause the Company and its Subsidiaries to deliver, to the Seller Representative, (i) quarterly unaudited financial statements for such fiscal quarter for the Company and its Subsidiaries, and (ii) a reasonably detailed statement setting forth the Purchaser’s estimated calculation of Final Measurement Period Adjusted EBITDA for the period commencing with the beginning of the Earn-Out Period through the end of such fiscal quarter, including reasonable supporting information. During the Earn-Out Period, the Purchaser shall hold quarterly financial and integration update calls between the Purchaser, Nigel Willerton, John Fortino, Arlon Group LLC, and EBS.

(b)           No later than forty-five (45) days following the end of the Earn-Out Period, the Purchaser shall deliver to the Seller Representative a reasonably detailed statement setting forth Final Measurement Period Adjusted EBITDA, the resulting Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, including the calculations therefore and reasonable supporting information (such statement, in its final and binding form, the “Earn-Out Statement”).

(c)            The Purchaser and its Subsidiaries (including the Company and its Subsidiaries) shall (i) permit the Seller Representative and its Representatives to have reasonable access, during normal business hours, to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used in connection with the preparation of the Earn-Out Statement and the Purchaser’s calculation of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool and provide the Seller Representative with copies thereof (as reasonably requested in writing by the Seller Representative) and (ii) provide the Seller Representative and its Representatives reasonable access to the Purchaser’s and its Subsidiaries’ (including the Company’s and its Subsidiaries’) employees and Representatives involved in the calculation of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool and the preparation of the Earn-Out Statement (including making such Persons available to respond to reasonable written or oral inquiries of the Seller Representative or its Representatives; provided, however, that neither the Purchaser nor its Subsidiaries (including, following the Closing, the Company and its Subsidiaries) shall be required to provide such access or information to the extent that doing so would jeopardize attorney-client privilege); provided, further, that the Company and its Subsidiaries shall take all reasonable steps to permit such access in a manner or on a basis that does not jeopardize the attorney-client privilege or attorney work-product doctrine or such other applicable privilege. If the Seller Representative disagrees with any part of the Purchaser’s calculation of the Earn-Out Statement and the Purchaser’s calculation of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, the Seller Representative shall, within thirty (30) days after the Seller Representative’s receipt of the Earn-Out Statement (the “Earn-Out Review Period”), notify the Purchaser in writing of such disagreement by specifying the items in the Earn-Out Statement disputed by Seller Representative and setting forth the Sellers’ calculation of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, including its calculation of Final Measurement Period Adjusted EBITDA, and describing in reasonable detail the basis for such disagreement (an “Earn-Out Objection Notice”). If the Seller Representative fails to deliver an Earn-Out Objection Notice to the Purchaser prior to the expiration of the Earn-Out Review Period, then the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool set forth in the Earn-Out Statement shall be binding and final on all parties hereto. If an Earn-Out Objection Notice is delivered to the Purchaser prior to the expiration of the Earn-Out Review Period, then the Purchaser and the Seller Representative shall negotiate in good faith to resolve their disagreements with respect to the computation of Final Measurement Period Adjusted EBITDA and the Earn-Out Amount and resulting the amount payable pursuant to the Post-Closing Transaction Bonus Pool calculated therefrom. The Purchaser and the Seller Representative each acknowledge and agree that all discussions related to the Earn-Out Objection Notice (and all communications between the parties in connection with attempting to settle any such dispute) are, without prejudice, communications made in confidence with the intent of attempting to resolve a litigious dispute and are subject to settlement privilege. In the event that the Purchaser and the Seller Representative are unable to resolve all such disagreements within thirty (30) days after the Purchaser’s receipt of such Earn-Out Objection Notice or such longer period as the Purchaser and the Seller Representative may mutually agree in writing, the Purchaser and the Seller Representative shall submit such remaining disagreements to the Valuation Firm.

(d)           The Valuation Firm shall act as an expert and not as an arbitrator, and make a final and binding determination with respect to the computation of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, including Final Measurement Period Adjusted EBITDA, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit D. The Purchaser and the Seller Representative shall cooperate with the Valuation Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Valuation Firm to resolve all remaining disagreements with respect to the computation of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, including Final Measurement Period Adjusted EBITDA, as soon as practicable. The Valuation Firm shall consider only those items and amounts in the Purchaser’s and the Seller Representative’s respective calculations of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, including Final Measurement Period Adjusted EBITDA, that are in the Earn-Out Objection Notice and identified as being items and amounts to which the Purchaser and the Seller Representative have been unable to agree. In resolving any disputed item, the Valuation Firm may not assign a value to any item greater than the greater value for such item claimed by either party in its Initial Report (as defined on Exhibit D), which value may not be greater than the corresponding amount in the Earn-Out Statement or Earn-Out Objection Notice, as applicable, or less than the smaller value for such item claimed by either Person in its Initial Report (as defined on Exhibit D), which value may not be less than the corresponding amount in the Earn-Out Statement or Earn-Out Objection Notice, as applicable. Except as permitted on Exhibit D hereto in order to clarify or understand any position or argument made by a party in a written submission, the Valuation Firm’s determination of the Earn-Out Amount and resulting the amount payable pursuant to the Post-Closing Transaction Bonus Pool, including Final Measurement Period Adjusted EBITDA, shall be based solely on written presentations submitted by the Purchaser and the Seller Representative which are in accordance with the guidelines and procedures (including the definitions of each of the components thereof) set forth in this Agreement (i.e., not on the basis of an independent review). The determination of the Valuation Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(e)           The fees, costs and expenses of the Valuation Firm incurred in resolving the disputed matter(s) pursuant to Section 2.05(d) shall be ultimately allocated and borne by the Purchaser, on one hand, and the Seller Representative (on behalf of the Sellers), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the written presentation to the Valuation Firm. Prior to the Valuation Firm’s determination of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, (i) the Purchaser, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand, shall retain the Valuation Firm and each pay fifty percent (50%) of any retainer paid to the Valuation Firm, and (ii) during the engagement of the Valuation Firm, the Valuation Firm will bill fifty percent (50%) of the total charges to each of the Purchaser, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand. In connection with the Valuation Firm’s determination of the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool, the Valuation Firm shall also determine, pursuant to the terms of the first and second sentences of this Section 2.05(e), and taking into account all fees, costs and expenses of the Valuation Firm already paid by each of the Purchaser, on the one hand, and the Seller Representative, on the other hand, as of the date of such determination, the total final allocation of the Valuation Firm’s fees, costs and expenses between the Purchaser and the Seller Representative, which such determination shall be conclusive and binding upon the parties hereto.

(f)            Within five (5) Business Days after the Earn-Out Amount and the resulting amount payable pursuant to the Post-Closing Transaction Bonus Pool are finally determined pursuant to this Section 2.05, the Purchaser shall pay or cause to be paid, to each Seller and Falcon, an amount equal to such Seller’s and Falcon’s Pro Rata Share of the Net Earn-Out Payment, by wire transfer of immediately available funds to the account(s) designated by such Seller. Any payments made pursuant to this Section 2.05 will be treated as an adjustment to the Closing Cash Proceeds. Notwithstanding anything set forth in this Section 2.05 to the contrary (including the first sentence of this Section 2.05(f)), the Purchaser shall have the right, in its sole discretion, (1) to pay all or a portion of the first fifteen million dollars ($15,000,000) of the Net Earn-Out Payment in the form of freely tradeable, registered WEB Common Stock, and (2) to pay up to fifty percent (50%) of any amount of the Earn-Out Amount in excess of thirty million dollars ($30,000,000) in the form of freely tradeable, registered WEB Common Stock. For the avoidance of doubt, the portion of the Net Earn-Out Payment which is greater than fifteen million dollars ($15,000,000) and less than or equal to thirty million dollars ($30,000,000), if any, shall only be payable by wire transfer of immediately available funds. In the event that the Purchaser decides to pay a portion of the Net Earn-Out Payment in the form of freely tradeable, registered WEB Common Stock pursuant to this Section 2.05(f), (a) the Purchaser shall give written notice of such decision to the Seller Representative within three (3) Business Days after the Net Earn-Out Payment is finally determined pursuant to this Section 2.05, which such written notice shall include (i) the amount of the Net Earn-Out Payment that will be paid in the form of freely tradeable, registered WEB Common Stock (which, for the avoidance of doubt, may not exceed twenty seven million and five hundred thousand dollars ($27,500,000)), and (ii) the price per share of such WEB Common Stock calculated in accordance with the last sentence of this Section 2.05(f), (b) such WEB Common Stock shall be validly issued, fully paid and non-assessable, (c) the Purchaser and the Seller Representative and the Sellers shall negotiate in good faith, and shall execute and deliver or cause to be executed and delivered (including, in the case of the Purchaser, any legal opinions requested or required by the Purchaser’s transfer agent), in customary form and substance, all such documents and instruments reasonably necessary to evidence and effectuate the issuance of WEB Common Stock pursuant to this Section 2.05(f) without any restrictive legend, and (d) the Purchaser shall take all actions necessary to register such shares of WEB Common Stock under the Securities Act of 1933, as amended, as of the date of issuance. The price per share of any WEB Common Stock paid as any amount of the Net Earn-Out Payment shall calculated as the 20-day volume weighted average trading price (i.e., the VWAP) of WEB Common Stock as of the date the Earn-Out Amount is finally determined pursuant to this Section 2.05.

(g)           Following the Closing until the Earn-Out Amount (if any) is finally determined and paid (or determined to not be payable):

(i)            the Purchaser shall not, and shall cause its Affiliates not to, take any action with the purpose or intent of reducing or frustrating the achievement, or delaying or impeding the payment, of the Earn-Out Amount; provided, however, that for purposes of this Section 2.05(g)(i), “purpose” or “intent” shall mean only those actions which would reasonably be considered to be willfully taken to reduce or frustrate the achievement or timely payment of the Earn-Out Amount;

(ii)           the Purchaser shall not, and shall cause its Affiliates not to, (A) other than with respect to (1) any business or operations of, and as conducted by, the Purchaser or its Subsidiaries as of the date hereof, or, (2) solely with regard to business or operations within Mexico, any business or operations of any Person acquired by the Purchaser or its Subsidiaries following Closing as conducted on the closing date of any such acquisition, directly or indirectly, engage in the Wholesome Business other than through the Company and its Subsidiaries, or (B) transfer any Contracts or divert any business or arrangements with respect to or constituting the Wholesome Business (including any business or product line within the Wholesome Business) from the Company or any of its Subsidiaries to the Purchaser or any other business unit or Affiliate of the Purchaser; provided, that notwithstanding anything set forth in this Section 2.05(g)(ii) to the contrary, no action taken or omission by the Purchaser in accordance with and pursuant to the Post-Closing Integration Plan be deemed to violate or cause a breach of this Section 2.05(g)(ii);

(iii)          except for any such change required by GAAP or applicable Law, the Purchaser (A) shall not, and shall cause its Affiliates not to, take any action with respect to, or make any change to, the Accounting Principles or the Company’s or any of its Subsidiary’s accounting systems which would, in either instance, reduce the Earn-Out Amount (except for any such change required by GAAP or applicable Law, in which case equitable adjustment shall be made to the calculation of Final Measurement Period Adjusted EBITDA for purposes of determining the Earn-Out Amount), and (B) shall cause the Company and its Subsidiaries to maintain their financial statements and other books and records in a manner adequate to calculate Final Measurement Period Adjusted EBITDA in accordance with this Agreement, and such financial statements and other books and records shall be held separate and distinct from the Purchaser or any Affiliates of the Purchaser (other than the Company and its Subsidiaries);

(iv)          the Purchaser shall not, and shall cause the Company and its Subsidiaries not to, enter into any new (or amend or modify any existing) loan agreement, promissory note, or other Contract that restricts, limits or delays (in whole or in part) the Purchaser from timely paying the Earn-Out Amount;

(v)           the Purchaser shall not, and shall cause the Company and its Subsidiaries not to, enter into, modify or amend any Contract or other arrangement by the Company or any of its Subsidiaries, on the one hand, and the Purchaser or any of its Affiliates, on the other hand, other than (A) on terms that are at least as favorable to the Company and its Subsidiaries as those that could reasonably be obtained on an arms-length basis from unaffiliated third parties, or (B) the effect of which is otherwise excluded from the calculation of Final Measurement Period Adjusted EBITDA;

(vi)          the Purchaser (A) shall not, and shall cause the Company and its Subsidiaries not to, terminate the employment of any of the Specified Executives, other than for “cause” and (B) shall, and shall cause the Company and its Subsidiaries to, grant the Specified Executives with the right and authority, substantially consistent with the right and authority of the Specified Executives at the Closing Date, to supervise and manage the business and operation of the Company and its Subsidiaries other than, for the avoidance of doubt, setting the budget therefor (which shall be subject to the approval of the board of directors of the Purchaser); provided, that notwithstanding anything set forth in this Section 2.05(g)(vi) to the contrary, no action taken or omission by the Purchaser in accordance with and pursuant to the Post-Closing Integration Plan be deemed to violate or cause a breach of this Section 2.05(g)(vi);

(vii)         the Purchaser shall, and shall cause the Company and its Subsidiaries each to use their respective commercially reasonable efforts to preserve the relationships of the Company and its Subsidiaries with their suppliers or customers;

(viii)        other than with respect to the Discontinued Business, the Purchaser shall not, and shall cause its Affiliates not to, cause or permit the Company or any of its Subsidiaries to discontinue, wind-up, sell, liquidate or otherwise dispose of any material part of the Company’s or any of its Subsidiary’s assets (other than the sale of inventory to customers in the ordinary course of business consistent with past practice) or any business conducted by, or product line of, the Wholesome Business; and

(ix)           the Purchaser shall use commercially reasonable efforts to cause the Company and its Subsidiaries to maintain (A) a sales force with capabilities materially consistent with the sales force employed by the Company and its Subsidiaries as of immediately prior to the Closing, to sell each of the Company’s and its Subsidiaries products which were available immediately prior to the Closing (the “Company Products”), (B) an operations and supply chain function with capabilities materially consistent with the operations and supply chain functions utilized by the Company and its Subsidiaries as of immediately prior to the Closing, and (C) a product development function having the capabilities sufficient to maintain and support the Company Products in a manner materially consistent with the manner in which the Company Products were marketed and sold immediately prior to the Closing; provided, that notwithstanding anything set forth in this Section 2.05(g)(ix) to the contrary, no action taken or omission by the Purchaser in accordance with and pursuant to the Post-Closing Integration Plan be deemed to violate or cause a breach of this Section 2.05(g)(ix).

(h)            Following the Closing and until the Earn-Out Amount (if any) is finally determined and the Net Earn-Out Payment is paid (or determined to not be payable), in the event of: (i) a merger or recapitalization of the Purchaser or any of its Affiliates or investment by Persons in the Purchaser or any of its Affiliates or other sale (in one transaction or a series of related transactions) of the Purchaser or any of its Affiliates to a Person (or group of Persons acting in concert) of equity interests or voting power that results in any Person (or group of Persons acting in concert) (other than (x) the Purchaser or any of its Affiliates, or (y) any employee benefit plan (or trust forming a part thereof) maintained by the Purchaser or any of its Subsidiaries), in each case, owning more than 50% of the equity interests or voting power of the Purchaser, or the Company or any of its Subsidiaries (or any resulting entity after a merger or recapitalization), (ii) the sale, transfer or disposition of (A) more than 50% of the business, operations or operating assets (other than the sale of inventory to customers in the ordinary course of business consistent with past practice) of the Purchaser and its Subsidiaries (other than the Company and its Subsidiaries) on a consolidated basis taken as a whole, or (B) more than 50% of the business, operations or operating assets of the Company and its Subsidiaries on a consolidated basis taken as a whole (other than the sale of inventory to customers in the ordinary course of business consistent with past practice); (iii) the dissolution, liquidation or winding up of more than 50% of the business, operations or operating assets of the Purchaser and its Subsidiaries on a consolidated basis taken as a whole (other than the Company and its Subsidiaries), or the Company and its Subsidiaries on a consolidated basis taken as a whole, (iv) any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, instituted by or against the Purchaser, or the Company or any of its Subsidiaries and not dismissed within thirty (30) calendar days of the filing thereof, (v) the application for, or consent to, the appointment of a trustee, receiver or other custodian for the Purchaser, or the Company, or any of its Subsidiaries or a material part of their respective property, or a general assignment for the benefit of creditors; or in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Purchaser and its Subsidiaries on a consolidated basis taken as a whole (other than the Company and its Subsidiaries), the Company or any of its Subsidiaries or a material part of their respective property and is not discharged or dismissed within thirty (30) calendar days, (vi) the Purchaser or any its Subsidiaries (A) declares, pays or makes any cash dividend or distribution, or (B) announces or initiates a stock buyback or share repurchase that, in either case, has, or would reasonably be expected to have, a material and adverse impact on the ability of the Purchaser to pay any portion of Earn-Out Amount which, pursuant to Section 2.05(f), is required to be paid in cash, or (vii) any material breach or non-compliance with the covenants set forth in Section 2.05(g) (each such event described in clauses (i) through (vii), an “Earn-Out Trigger”); then, immediately following the occurrence of such Earn-Out Trigger, the Earn-Out Amount shall be deemed to be the Accelerated Earn-Out Payment Amount, and the Purchaser (or any applicable successor or assign) shall pay or cause to be paid, by wire transfer of immediately available funds, to each Seller and Falcon, an amount equal to such Seller’s and Falcon’s Pro Rata Share of the Net Accelerated Earn-Out Payment Amount to the account(s) designated by such Seller, either (A) simultaneously with the closing of any Earn-Out Trigger transaction described in clauses (i) or (ii) of this Section 2.05(h) or (B) within five (5) Business Days following the occurrence of any Earn-Out Trigger described in clauses (iii) through (vii) of this Section 2.05(h).

2.06         Transaction Bonus Pool. The Company shall act as paying agent in effecting the payment of the Participants’ Transaction Bonus Pool and Post-Closing Transaction Bonus Pool payments through the Company’s or one of its Subsidiary’s payroll system on the date that such payments are required to be made pursuant to this Article II, subject to the terms and conditions of the Transaction Bonus Plan. The Company (or any other Person that has any withholding obligation with respect to any payment made pursuant to the Transaction Bonus Plan and this Section 2.06) shall be entitled to deduct and withhold from any payments to be made pursuant to this Section 2.06 any Taxes required to be deducted and withheld with respect to the making of such payments under the Code or any other applicable provision of Law. To the extent that amounts are so withheld and timely paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of the Transaction Bonus Plan and this Agreement as having been paid to such Participant, as applicable, on behalf of whom such deduction and withholding was made.

2.07         Withholding. The Purchaser and its Affiliates shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person in such amounts as the Purchaser or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law; provided, that the Purchaser or such other Person shall use commercially reasonable efforts to provide the Seller Representative with reasonable notice prior to withholding any amounts pursuant to this Section 2.07, and shall work in good faith with the Seller Representative to minimize such withheld amounts to the extent permitted under applicable Law. To the extent that amounts are so withheld and are timely paid over to the applicable Tax authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

CONDITIONS TO CLOSING

3.01         Conditions to the Purchaser’s Obligation. The obligation of the Purchaser to consummate the Closing is subject to the satisfaction of the following conditions immediately prior to the Closing:

(a)            (i) the representations and warranties set forth in Article IV and Article V (other than the Fundamental Representations) shall be true and correct in all respects (without giving effect to any limitation or qualification as to materiality (including the word “material” or “Material Adverse Change” set forth therein)) as of the Closing Date as if made on the Closing Date, except (A) to the extent that the failure of such representations and warranties to be true and correct does not, individually or in the aggregate, constitute a Material Adverse Change, and (B) for those representations and warranties which expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all respects (without giving effect to any limitation or qualification as to materiality (including the word “material” or “Material Adverse Change” set forth therein)) as of such earlier date except to the extent that the failure of such representations and warranties to have been true and correct as of such earlier date did not, individually or in the aggregate, constitute a Material Adverse Change; (ii) the Fundamental Representations (other than the representations and warranties set forth in Section 5.04) shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall have been true and correct in all material respects as of such specific date), and (iii) the representations and warranties set forth in Section 5.04 shall be true and correct in all but de minimis respects as of the Closing Date;

(b)            the Company, the Seller Representative and the Sellers shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement prior to the Closing;

(c)            the Company shall have delivered to the Purchaser a certificate signed by an officer of the Company in the form of Exhibit E, dated as of the Closing Date, certifying that the conditions specified in Sections 3.01(a) and 3.01(b) have been satisfied;

(d)            the Escrow Agreement shall have been executed by the Escrow Agent and the Seller Representative and shall have been delivered to the Purchaser; and

(e)            there shall not have occurred a Material Adverse Change since the date hereof.

3.02         Conditions to the Company’s and the Sellers’ Obligations. The obligations of the Company, the Seller Representative and the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions immediately prior to the Closing:

(a)            the representations and warranties set forth in Article VI shall be true and correct in all respects as of the Closing Date as if made on the Closing Date, except to the extent such failure to be so true and correct would not prevent, materially impair or materially delay the ability of the Purchaser to consummate any of the transactions contemplated by this Agreement;

(b)            the Purchaser shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement prior to the Closing;

(c)            the Purchaser shall have delivered to the Company and the Seller Representative a certificate signed by an officer of the Purchaser in the form of Exhibit F, dated as of the Closing Date, certifying that the conditions specified in Sections 3.02(a) and 3.02(b) have been satisfied; and

(d)            the Escrow Agreement shall have been executed by the Escrow Agent and the Purchaser and shall have been delivered to the Company and the Seller Representative.

3.03         Conditions to All Parties’ Obligations. The obligation of each of the Company, the Sellers, the Seller Representative and the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of immediately prior to the Closing:

(a)            the approvals and waiting periods under the HSR Act and any Other Antitrust Regulations that are required for the consummation of the transactions contemplated hereby and set forth on the Governmental Consents Schedule shall have been received and remain in effect (in the case of approvals) or expired, waived or been terminated (in the case of waiting periods);

(b)            no Law or final, binding and non-appealable injunction, order, judgment, decision, decree or ruling shall have been issued, promulgated, enacted or enforced by any Governmental Body after the date hereof restraining, enjoining or otherwise prohibiting the performance of this Agreement or the consummation of any of the transactions contemplated hereby, and no legal proceeding commenced by a Governmental Body and seeking such an injunction, order, judgment, decision, decree or ruling shall be pending; and

(c)            this Agreement shall not have been terminated in accordance with Section 9.01.

3.04         Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Section 3.01, 3.02 or 3.03, as the case may be, if such failure was caused primarily by such party’s material breach of any provision of this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Disclosure Schedules, each Seller, with respect to such Seller only and severally (and not jointly and severally), represents and warrants to the Purchaser that the statements in this Article IV are true and correct.

4.01         Organization, Authority, Validity and Effect. Each Seller is duly incorporated, formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of incorporation, formation or organization, and such Seller has all requisite corporate (or comparable) power and authority to enter into and perform such Seller’s obligations under this Agreement and each of the Company Documents to which it will be a party and to consummate the transactions contemplated hereby and thereby, and this Agreement has been, and each of the Company Documents to which such Seller will be a party will be, duly executed and delivered by such Seller pursuant to all necessary corporate (or comparable) authorization and is or will be the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity (the “Enforceability Exceptions”). This Agreement, each Company Document to which such Seller will be a party, and the consummation of the transactions contemplated hereby and thereby have been or will be duly and validly authorized by all required corporate (or comparable) action on the part of such Seller, and no other corporate (or comparable) proceedings on the part of such Seller are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby or thereby.

4.02         Title to Shares. Such Seller legally and beneficially owns the Shares set forth on the Capitalization Schedule as being owned by such Seller and, at the Closing, such Seller shall deliver to the Purchaser good and valid title to the Shares owned by such Seller as set forth on the Capitalization Schedule, free and clear of all Liens other than Liens and transfer restrictions arising under applicable securities Laws.

4.03         No Violation. The execution, delivery and performance by such Seller of this Agreement and each of the Company Documents to which such Seller will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or violate the Organizational Documents of such Seller; (b) conflict with or violate any Law applicable to such Seller or by which any property or asset of such Seller is bound or affected; (c) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of or notice to any Person pursuant to any Contract, agreement or other arrangement to which or by which such Seller is bound; or (d) result in the creation of any Lien on any of the Shares, other than Liens arising under applicable securities Laws; except, with respect to the foregoing clauses (b) and (c), as would not prohibit or materially impair or materially delay such Seller’s ability to consummate the transactions contemplated hereby. Such Seller is not subject to or obligated under its Organizational Documents, any applicable Law, or rule or regulation of any Governmental Body, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by such Seller’s execution, delivery or performance of this Agreement.

4.04         Governmental Bodies; Consents. Except for the requirements of the HSR Act, such Seller (a) is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance of this Agreement or any Company Document by which such Seller is or will be a party, or the consummation of the transactions contemplated hereby or thereby, and (b) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by such Seller in connection with the execution, delivery and performance of this Agreement or any Company Document to which it will be a party or in connection with the consummation of the transactions contemplated hereby or thereby.

4.05         Litigation. There are no Actions pending or, to the knowledge of such Seller, overtly threatened against or affecting such Seller at law or in equity, or before or by any Governmental Body, which would adversely affect such Seller’s performance under this Agreement or the other Company Documents to which such Seller will be a party or the consummation of the transactions contemplated hereby.

4.06         Brokerage. No Person is or will be entitled to brokerage, finders’, investment bankers’, financial advisor or other fees, or similar commission, compensation or payment paid or payable by such Seller as a result of or in connection with the consummation of the transactions contemplated by this Agreement or any of the Company Documents to which such Seller is or will be a party.

4.07         Acknowledgement of No Other Representations or Warranties. Each of the Sellers acknowledges and agrees that, on behalf of itself, (i) except for the representations and warranties contained in Article VI or in any other document delivered by the Purchaser in connection herewith, neither the Purchaser nor any of its Affiliates or Representatives makes or has made, nor is such Seller relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning the Purchaser or any of its businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects or the transactions contemplated by this Agreement, and (ii) the Purchaser, its Affiliates and each of their respective Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by the Purchaser or any of its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to any of the Sellers by any Representative of the Purchaser or its Affiliates) except for the representations and warranties expressly set forth in Article VI or in any other document delivered by the Purchaser in connection herewith. The parties acknowledge and agree that nothing in this Section 4.07 shall in any way limit each Seller’s remedies in respect of Fraud for breaches of the representations or warranties made by the Purchaser contained in this Agreement or in any other document delivered by such Person at Closing pursuant to this Agreement.

Article V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedules, the Company represents and warrants to the Purchaser that the statements in this Article V are true and correct.

5.01         Organization and Corporate Power.

(a)            The Company is duly incorporated, validly existing and in good standing under the applicable Laws of its jurisdiction of incorporation, and the Company has all requisite corporate power and authority to own and operate its properties and to carry on its businesses as now conducted. The Company is qualified to do business and is in good standing (or the equivalent) in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires the Company to qualify, except where the failure to be so qualified would not constitute a Material Adverse Change.

(b)            The Company has delivered to the Purchaser true, correct and complete copies of (a) the Organizational Documents of the Company and each of its Subsidiaries; (b) resolutions of the board of directors of the Company authorizing and approving the execution, delivery and performance by the Company of this Agreement and any agreements, instruments, certificates or other documents executed by the Company or any of its Subsidiaries pursuant to this Agreement; and (c) certificate(s) of good standing of the Company and each of its Subsidiaries, certified by an appropriate authority of the Governmental Body issuing such certificate in the jurisdiction of such Person’s creation, formation or organization dated not earlier than five (5) Business Days prior to the Closing Date

5.02         Subsidiaries. Except as set forth on the Subsidiary Schedule, the Company does not own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity interest in any other corporation, organization or entity. Except as set forth on the Subsidiary Schedule, the Company owns, directly or indirectly, of record and beneficially, all shares, capital stock and other equity interests in each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens, Liens arising under applicable securities Laws and Liens that will be terminated at or prior to the Closing), and all such shares, capital stock and other equity interests have been duly authorized and are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such equity interests). Each of the Subsidiaries of the Company is duly incorporated, formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of incorporation, formation or organization, and each of the Subsidiaries of the Company has all requisite corporate (or comparable) power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of the Subsidiaries of the Company is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not constitute a Material Adverse Change.

5.03         Authorization; No Breach.

(a)            The Company has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the transactions contemplated by this Agreement (the ”Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly authorized, executed and delivered by the Company, and assuming that this Agreement and each of the Company Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by the Enforceability Exceptions.

(b)           Except for the requirements under the HSR Act and any Other Antitrust Regulations that are required for the consummation of the transactions contemplated hereby and set forth on the Governmental Consents Schedule and as set forth on the Authorization Schedule, the execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company or its Subsidiaries with any of the provisions hereof or thereof, do not and will not conflict with, result in any breach of, require any notice under, constitute a default under (with or without notice or lapse of time or both), result in a violation of, result in the creation of any Lien upon any properties or assets of the Company or any of its Subsidiaries under, give rise to any right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or give rise to any obligation of the Company or any of its Subsidiaries to make any payment under, any provision of (i) any of the Company’s or any of its Subsidiaries’ articles of incorporation, by-laws, limited liability company agreement or other organizational documents, (ii) any Contract required to be set forth on the Contracts Schedule, (iii) any outstanding judgment, order or decree applicable to the Company or any of its Subsidiaries or any of the properties or assets of the Company or any of its Subsidiaries, or (iv) any applicable Law to which the Company or any of its Subsidiaries is subject, except, with respect to the foregoing clauses (ii), (iii) and (iv), as would not be material to the Company and its Subsidiaries taken as a whole.

5.04         Capital Stock.

(a)            As of the date hereof, the authorized capital stock of the Company consists of (i) 100 shares of Series A Common Stock, of which 1.84416 shares are issued and outstanding and are held of record as indicated on the Capitalization Schedule, (ii) 1,600 shares of Series B Common Stock, of which 900 shares are issued and outstanding and are held of record as indicated on the Capitalization Schedule, and (iii) 100 shares of Series C Common Stock, of which 0 shares are issued and outstanding and are held of record as indicated on the Capitalization Schedule. All of the outstanding shares of capital stock have been duly authorized, are validly issued in compliance with applicable Laws, are fully paid and non-assessable, and were not issued in violation of any of the Company’s articles of incorporation, by-laws or other organizational documents. Except as set forth on the Capitalization Schedule, there are no outstanding options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares, shares of capital stock or securities containing any equity features of the Company, or Contracts, commitments, understandings or arrangements, by which any of the Sellers or the Company is or may become bound to issue additional shares, shares of its capital stock or other equity interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares, shares of capital stock or other equity interests.

(b)           Except as set forth on the Capitalization Schedule, there are no securities or rights of the Company or any of its Subsidiaries, or Contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise transfer or acquire any shares, shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on the Capitalization Schedule, none of the Company nor any of its Subsidiaries have outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for shares or securities having the right to vote) with the share or equity holders of any of the Company or any of its Subsidiaries on any matter. Except as set forth on the Capitalization Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the shares, shares of capital stock or other equity interests of the Company or any of its Subsidiaries.

5.05         Financial Statements. Attached to the Financial Statements Schedule are true, correct and complete copies of: (a) the Company’s unaudited consolidated balance sheets as of October 30, 2020 (the “Latest Balance Sheet”), and the related statement of income for the two (2)-month period then ended, and (b) the Company’s audited consolidated balance sheet and statements of income and cash flows for the fiscal years ended August 31, 2019, and August 28, 2020 (together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors, the ”Audited Financial Statements” and, collectively with the Latest Balance Sheet, the “Financial Statements”). The Financial Statements have been based upon and consistent with the information contained in the Company’s and its Subsidiaries’ books and records, have been prepared in conformity with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and present fairly in all material respects the financial condition, cash flows and results of operations of the Company and its Subsidiaries as of the times and for the periods referred to therein, subject (i) in the case of the unaudited financial statements to (A) the absence of footnote disclosures and other presentation items and (B) changes resulting from normal year-end adjustments, and (ii) in the case of all such Financial Statements, such other exceptions to GAAP as are set forth on the Financial Statements Schedule.

5.06         Absence of Undisclosed Liabilities. Except as set forth on the Undisclosed Liabilities Schedule, neither the Company nor any of its Subsidiaries has any material Liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries or disclosed in the notes thereto, other than (a) Liabilities or obligations that are fully taken into account in calculating the Closing Cash Proceeds as finally determined pursuant to Section 2.04, (b) Liabilities or obligations adequately accrued or reserved against on the Latest Balance Sheet or disclosed in the notes thereof or in the notes to the other Financial Statements, (c) Liabilities or obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice and that are not material to the Company or its Subsidiaries taken as a whole (none of which is a liability for breach of Contract, tort, violation of law, infringement or misappropriation), or (d) Liabilities or obligations arising in the ordinary course under executory Contracts and commitments described on the Contracts Schedule or under executory Contracts and commitments entered into in the ordinary course of business which are not required to be disclosed on the Contracts Schedule pursuant to Section 5.10, in each case, that are not a result of any breach or other conduct of the Company or its Subsidiaries.

5.07         No Material Adverse Change; Absence of Certain Developments.

(a)            Since December 31, 2019, there has not been any Material Adverse Change.

(b)            Except as set forth on the Developments Schedule, and except in furtherance of the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has engaged in any material transaction that was not, in all material respects, in the ordinary course of business. Without limiting the generality of the foregoing, and except as set forth on the Developments Schedule, and except in furtherance of the transactions contemplated by this Agreement, since August 28, 2020, neither the Company nor any of its Subsidiaries has taken any action that would have been prohibited by Section 7.01(b) if it had been taken after the date hereof and prior to the Closing Date.

5.08         Title to Properties.

(a)            The Company and its Subsidiaries own good, valid and marketable title to, or hold a valid leasehold interest in, all of the tangible personal property used by them in the conduct of their business, free and clear of all Liens, except for (x) Permitted Liens, and (y) as would not be material to the Company and its Subsidiaries taken as a whole. Each such item of material tangible personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs or refurbishments in the ordinary course and obsolescence in the ordinary course and is adequate for the uses to which it is put. The assets owned, licensed or leased by the Company and its Subsidiaries, or to which the Company and its Subsidiaries have sufficient rights, constitute all of the assets reasonably necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted.

(b)            The Leased Real Property Schedule contains a list of all real property leased by each of the Company and its Subsidiaries (the “Leased Real Property”). The Company has delivered to the Purchaser a true and complete copy of the underlying lease in the Company’s possession or control with respect to each parcel of Leased Real Property (each, a “Lease”). Except as set forth on the Leased Real Property Schedule, with respect to each of the Leases (i) either the Company or one (1) of its Subsidiaries has a valid and enforceable leasehold interest in each parcel or tract of real property leased by it as to the Company or any of its Subsidiary party to the Lease, and to the Company’s knowledge, as to the other parties thereto (in accordance with the terms of such Leases, subject to the Enforceability Exceptions); (ii) neither the Company nor any of its Subsidiaries has received written notice of any material defaults thereunder by the Company or its Subsidiaries (as applicable) nor, to the Company’s knowledge, are there any material defaults by the lessor thereof; and (iii) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by the Company or its Subsidiaries (as applicable) or, to the Company’s knowledge, any other party thereto. There are no contractual or legal restrictions that preclude or restrict the ability to use any Leased Real Property by the Company or any of its Subsidiaries for the current use of such real property. There are no material latent defects or material adverse physical conditions affecting the Leased Real Property. All plants, warehouses, distribution centers, structures and other buildings included in Leased Real Property are adequately maintained and are in good operating condition and repair, and subject to normal wear and tear, for the requirements of the business of the Company and its Subsidiaries as currently conducted. No parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated, re-zoned or otherwise taken by any Governmental Body with or without payment of compensation therefore, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(c)            None of the Company nor any of its Subsidiaries owns any real property.

5.09         Tax Matters. Except as set forth on the Taxes Schedule:

(a)            The Company and its Subsidiaries have filed all Tax Returns that are required to be filed by them and all such Tax Returns are complete and accurate and have been prepared in material compliance with applicable Law.

(b)            All Taxes (whether or not shown as due on such Tax Returns) due and owing by the Company and its Subsidiaries have been fully and timely paid or properly accrued, except to the extent of any reserve established by the Company and its Subsidiaries on their books in accordance with GAAP for Taxes being contested in good faith by appropriate proceedings.

(c)            There are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company or any of its Subsidiaries.

(d)            All Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractors, equity interest holders, creditor or third-party have been timely and fully paid or properly accrued within the time prescribed by applicable Law.

(e)            There are no jurisdictions in which the Company or any of its Subsidiaries are required to file a Tax Return other than the jurisdictions in which the Company or any of its Subsidiaries have filed Tax Returns. No claim has ever been made by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. No adjustment relating to any Tax Returns has been proposed by any Governmental Body in writing which has not previously been paid in full or otherwise settled.

(f)             Neither the Company nor any of its Subsidiaries have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(g)            Neither the Company nor any of its Subsidiaries has received from any taxing authority any written notice of proposed deficiency or adjustment of any Taxes that has not been either satisfied by payment or withdrawn.

(h)            Neither the Company nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any taxing authority of any Governmental Body, which extension is still in effect.

(i)             Neither the Company nor any of its Subsidiaries has applied for a ruling relating to Taxes which could be binding on the Purchaser, the Company or any of its Subsidiaries, or any of their Affiliates after the Closing Date, or entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or foreign Law) with any Governmental Body.

(j)             There are no ongoing or threatened in writing income or other material Tax audits by any taxing authority of any Governmental Body against the Company or any of its Subsidiaries.

(k)            Neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Financial Statements other than in the ordinary course of business.

(l)             Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under any Tax allocation, sharing, or indemnity agreement (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes).

(m)           Neither the Company or any of its Subsidiaries have any liability for Taxes of any Person (other than the Company and its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by Contract or otherwise. Neither the Company nor any of its Subsidiaries are a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(n)            Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries); (i) within the last two (2) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or § 361;

(o)            Since formation, the Company and its Subsidiaries are each taxed as a corporation under Subchapter C of the Code for federal and applicable state and local income Tax purposes.

(p)            Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Code § 6707A(c)(2) and Reg. § 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Laws.

(q)            The Company and its Subsidiaries are in material compliance in all respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology. All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner.

(r)            Neither the Company nor any of its Subsidiaries are or will be liable for any Tax, in any Post-Closing Tax Period, as a result of (i) a change in method of Tax accounting or period made on or prior to the Closing Date, (ii) an installment sale or “open transaction” disposition occurring on or prior to the Closing Date, (iii) a prepaid amount received on or prior to the Closing Date, (iv) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Laws) executed on or prior to the Closing Date, or (v) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Tax Laws) with respect to a transaction occurring prior to the Closing Date.

(s)            Neither the Company nor any of its Subsidiaries are, or ever have been, a (i) “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code or an entity that has ever made the election provided under section 897(i) of the Code.

5.10         Contracts and Commitments.

(a)            Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries is a party to any: (i) Contract involving a partnership, limited liability company, joint venture or similar Contract with another party; (ii) collective bargaining agreement or other Contract involving any labor agreement or collective bargaining agreement with any labor union, trade union, works counsel, or other employee representative body; (iii) Contract which contains a covenant that purports to restrict any business activity of the Company or its Subsidiaries or limit the freedom of the Company or its Subsidiaries to engage in any line of business or engage in business in any geographical area or compete with any Person; (iv) Contract that provides the Company or any customer of the Company with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers, including any Contract containing “most favored nation” provisions; (v) Contract the performance of which extends beyond one (1) year or that involves the cash payment or potential cash payment by or to the Company of more than one hundred thousand dollars ($100,000) per year which cannot be terminated within thirty (30) days after giving notice of termination without resulting in any liabilities to the Company; (vi) Contract with any Governmental Body; (vii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as set forth in Section 5.14 or any of the Employee Benefits Schedule relating thereto; (viii) stock purchase, stock option or similar plan; (ix) Contract (excluding at-will offer letters that do not contemplate retention, severance, change in control payments, or other material benefits in the event of termination of such Person which are material to the Company and its Subsidiaries taken as a whole and not otherwise set forth on the Contracts Schedule or Employee Benefits Schedule) for the employment or engagement of any officer, individual employee or other Person on a full-time or consulting basis that is not terminable at-will, provides for base compensation in excess of two hundred thousand dollars ($200,000) per annum, or provides for retention, severance, change in control payments, or other material benefits in the event of termination of such Person other than as set forth in Section 5.14 or any of the Employee Benefits Schedule relating thereto; (x) Contract or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company or any of its Subsidiaries; (xi) guaranty of any obligation for borrowed money or other material guaranty; (xii) lease or Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds three hundred thousand dollars ($300,000); (xiii) lease or Contract under which it is lessor of or permits any third-party to hold or operate any property, real or personal, for which the annual rental exceeds one hundred thousand dollars ($100,000); (xiv) other than purchase orders entered into in the ordinary course of business, Contract or group of related Contracts with any customer required to be listed on the Customers and Suppliers Schedule; (xv) Contracts relating to the licensing of Intellectual Property by the Company or any of its Subsidiaries to a third-party or by a third-party to the Company or any of its Subsidiaries, in each case other than (1) Contracts involving licenses of commercially available, off-the-shelf software having an annual value of less than $75,000, (2) Contracts primarily for the provision of services where the granting or obtaining (or agreement to obtain) any right to use, or permission or agreement to permit any other Person to use, any Intellectual Property is ancillary or incidental to the transactions contemplated in such Contract, and (3) non-exclusive licenses granted in the ordinary course of business; (xvi) other material Contract limiting or otherwise adversely affecting the Company’s or any of its Subsidiaries’ ability to use or disclose any material Company Intellectual Property, in each case, other than Contracts entered into by the Company or any of its Subsidiaries with customers in the ordinary course of business; (xvii) Contracts pursuant to which the Company has an obligation to indemnify, defend or hold harmless any Person for claims or actions relating to the infringement, misappropriation or violation of any Intellectual Property, other than Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business; and (xviii) Contracts relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business entered into during the past three (3) years or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business.

(b)            As of the date hereof, each of the Contracts listed or required to be listed on the Contracts Schedule is in full force and effect, and is a legal, valid and binding obligation of the Company or a Subsidiary of the Company which is party thereto, and, to the knowledge of the Company, of the other parties thereto enforceable against each of them in accordance with its terms, in each case, except as may be limited by the Enforceability Exceptions. Except as set forth on the Contracts Schedule, as of the date hereof, neither the Company nor any Subsidiary of the Company (as applicable) is in material default under any Contract listed on the Contracts Schedule, and, to the knowledge of the Company, the other party to each of the Contracts listed on the Contracts Schedule is not in material default thereunder. Except as set forth on the Contracts Schedule, as of the date hereof, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company, or any Subsidiary of the Company or, to the knowledge of the Company, any other party under any Contract listed on the Contracts Schedule. To the knowledge of the Company, as of the date hereof, (i) no party to any Contract listed on the Contracts Schedule has exercised any termination rights with respect thereto, and (ii) no party has given written notice of any material dispute with respect to any Contract listed on the Contracts Schedule. The Company has made available to the Purchaser true and correct copies of each Contract listed on the Contracts Schedule, together with all amendments, modifications or supplements thereto.

5.11         Intellectual Property.

(a)            Set forth on Intellectual Property Schedule is a complete and accurate list of all Company Intellectual Property that is (i) Registered Intellectual Property as of the date hereof (“Company Registered Intellectual Property”) (including the jurisdictions where such Company Registered Intellectual Property is registered or where applications have been filed, all application and registration numbers, and all application filing and registration dates), or (ii) unregistered Intellectual Property and material to the business of the Company. No loss or expiration of any Company Intellectual Property is threatened, pending, or reasonably foreseeable. Each item of Company Registered Intellectual Property (other than pending applications for Company Registered Intellectual Property) is subsisting (or in the case of pending applications, applied for) and all Company Intellectual Property is valid and enforceable.

(b)            Except as set forth on the Intellectual Property Schedule, the Company collectively owns, or has the right to use, pursuant to valid, enforceable license agreement, all Intellectual Property rights that are used in, necessary for or material to the conduct of the business of the Company. Immediately subsequent to the Closing, the Company Intellectual Property will be exclusively owned by the Company and all other Intellectual Property that is material to or necessary for the conduct of the business of the Company as currently conducted will be available for use by the Company on terms and conditions identical to those under which the Company used such Intellectual Property immediately prior to the Closing, without payment of additional fees.

(c)            The Company’s conduct of its businesses as currently conducted does not infringe, violate, or misappropriate the Intellectual Property rights of any third party. No written claim has been made and no Action has been filed against the Company within the past three (3) years that alleges either Company infringes or misappropriates the Intellectual Property rights of any third party.

(d)            Except as set forth on the Intellectual Property Schedule, to the Company’s knowledge, no Person is misappropriating, infringing, diluting or violating any material Company Intellectual Property. Within the past three (3) years, the Company has not made any claim of any interference, infringement, misappropriation or other violation of Company Intellectual Property, and to the knowledge of the Company, no grounds for any such claim exists.

(e)            Except as set forth on the Intellectual Property Schedule, the Company has secured from each employee, contractor or other Person who is or was involved in the creation or development of any Company Intellectual Property, a written agreement containing: (A) an assignment of all Intellectual Property developed by such employee, contractor or other Person for or on behalf of, or during their employment by the Company to the Company; and (B) confidentiality provisions protecting the Trade Secrets and other confidential information in the possession or control of the Company. To the Company’s knowledge, no employee, contractor or other Person has any claim, right (whether or not currently exercisable) or interest to or in any Company Intellectual Property. No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution (other than refundable tax credits) or other Person have been or are being used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property, and to the knowledge of the Company, no employee, contractor or other Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property performed services for any Governmental Body, university, college, research institute or other educational institution or other Person during a period of time during which such employee, contractor or other Person was also performing services for the Company.

(f)            The Company has acted in a commercially reasonable and prudent manner with respect to the protection and preservation of the confidentiality of the Trade Secrets and other confidential information that constitute Company Intellectual Property, and has taken commercially reasonable steps to protect the Trade Secrets and other confidential information in its possession or control.

(g)            The IT Systems of the Company are adequate, in all material respects, for the operation of the business of each Company as currently conducted. Except as set forth on the Intellectual Property Schedule, the Company has taken steps to provide for the back-up and recovery of material data and have disaster recovery plans and procedures.

5.12         Litigation. Except as set forth on the Litigation Schedule, there are no, and since January 1, 2017, there have been no, Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or affecting any of their material properties or assets, at law or in equity, or before or by any Governmental Body, and to the Company’s knowledge there is no reasonable basis for any such Action, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. Except as set forth on the Litigation Schedule, neither the Company nor any of its Subsidiaries, nor any of its or their respective material properties or assets, is subject to any pending, outstanding, or, to the knowledge of the Company, threatened investigation, judgment, order, injunction, writ, award, determination or decree of any Governmental Body, and to the Company’s knowledge there is no reasonable basis for any such Order. There is no Action pending or threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or any of the Purchaser Documents or Company Documents. There is no Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

5.13         Governmental Consents. Except for the requirements of the HSR Act and any Other Antitrust Regulations that are required for the consummation of the transactions contemplated hereby, and except as set forth on the Governmental Consents Schedule, no material notification to, filing with, or authorization of, any Governmental Body is required in connection with any of the execution, delivery or performance of this Agreement or the other Company Documents by the Company or the consummation by the Company of any other transaction contemplated hereby.

5.14         Employee Benefit Plans.

(a)            The Employee Benefits Schedule sets forth a complete list of each Benefit Plan (excluding at-will offer letters and employment agreements which do not provide for retention, equity, severance, change in control payments, or other material benefits in the event of termination). With respect to each Benefit Plan set forth on the Employee Benefits Schedule, the Company has made available to the Purchaser a true and correct copy of: (i) each such Benefit Plan and all amendments thereto; (ii) each trust, insurance or material administrative services agreement relating to each such Benefit Plan; (iii) the most recent summary plan description of each such Benefit Plan and any material modifications thereto, if applicable; (iv) all material communications with any Governmental Body in connection with any Benefit Plan during the last three (3) years relating to any issue that could reasonably be expected to result in a material liability; and (v) the most recent determination, advisory or opinion letter, if applicable, issued by the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b)            Each Benefit Plan is and has been administered, operated and maintained in all material respect in compliance with its terms and all applicable Laws, including ERISA and the Code. With respect to any Benefit Plan, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975 that are not otherwise exempt under Section 408 of ERISA, (ii) failure to comply with any provision of ERISA, the Code, PPACA, or other applicable Law, or any agreement, or (iii) nondeductible contribution, which, in the case of any of (i), (ii), or (iii), would subject the Company, its Subsidiaries or any ERISA Affiliate to liability, either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution), for any material damages, penalties, or Taxes, or any other loss or expense. No Action (other than those relating to routine claims for benefits) is pending or, to the Company’s knowledge, threatened with respect to any Benefit Plan. No Benefit Plan is the subject of an examination or audit by a Governmental Body. All payments, distributions, reimbursements or contributions required to have been made (under the provisions of any agreements or other Organizational Documents or applicable Law) with respect to all Benefit Plans have been paid, made or accrued.

(c)            None of the Company, its Subsidiaries maintains, sponsors, contributes to, or has any obligation to contribute to, or has any liability or potential liability or had any liability during the last six (6) years (including any liability on account of any ERISA Affiliate) with respect to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, (iv) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, or (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Neither the Company nor its Subsidiaries is under any obligation to provide or have any liability with respect to, nor does any Benefit Plan provide health care or other welfare benefits with respect to any Person after termination of such Person’s employment with, or service to, the Company or its Subsidiaries (other than as required by Part 6 of Subtitle B of Title I of ERISA or other applicable state Laws). Neither the Company nor its Subsidiaries has any Liability with respect to any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person.

(d)            Except as set forth on the Employee Benefits Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or any termination of employment or service in connection therewith will (i) cause any payment (including severance, change of control, retention, golden parachute, bonus or otherwise) to become due to any Person, (ii) result in any forgiveness of Indebtedness, (iii) increase any benefits otherwise payable by the Company, (iv) result in the acceleration of the time of payment or vesting of any benefits, (v) limit the right of the Company to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust, or (vi) result in “excess parachute payments” as defined in Section 280G(b)(1) of the Code. None of the Company or its Subsidiaries has any obligation to reimburse, “gross-up,” or make similar “make-whole” payments to, or otherwise indemnify any Person for any Taxes imposed under Sections 409A or 4999 of the Code. This Section 5.14(d) shall not apply to any compensatory arrangements, if any, entered into at the direction of the Purchaser or any of its Affiliates between such entity and a disqualified individual prior to or effective as of, or following, the Closing (“Purchaser Arrangements”).

(e)            With respect to each group health plan benefiting any current or former employee of the Company or its Subsidiaries that is subject to Section 4980B of the Code, the Company and each of its Subsidiaries have complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. The Company, its Subsidiaries and each ERISA Affiliate have complied and are in compliance in all material respects with the requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended, and including any guidance issued thereunder (“PPACA”), in all material respects. Neither the Company nor any of its Subsidiaries has incurred any Tax, penalty or other Liability imposed under PPACA.

(f)             Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in form and operation in compliance in all material respects with Section 409A of the Code and applicable guidance thereunder.

5.15       Insurance. The Insurance Schedule sets forth each insurance policy maintained by the Company and its Subsidiaries as of the date hereof on their properties, assets, products, business or personnel (the “Insurance Policies”). As of the date hereof, neither the Company nor any of its Subsidiaries is in material default with respect to any provision contained in any Insurance Policy or has failed to give any notice or present any material claim under any Insurance Policy as required by the terms thereof.

5.16       Environmental Matters. Except as set forth on the Environmental Matters Schedule:

(a)            The Company and its Subsidiaries are and for the past three (3) years, have been in material compliance with all Environmental Laws applicable to their respective current operations at and occupancy of the real property listed on the Leased Real Property Schedule.

(b)            Neither the Company nor any of its Subsidiaries has during the past three (3) years received written notice from any Governmental Body or any Person alleging it is in material violation of or has a material liability or material investigatory, corrective or remedial obligation under Environmental Laws applicable to its operations at (i) the real property listed on the Leased Real Property Schedule; (ii) any real property currently or formerly owned by the Company or any of its Subsidiaries; or (iii) any real property at which the Company or any of its Subsidiaries currently or formerly operated their respective businesses.

(c)            The Company and its Subsidiaries hold and are in material compliance with all material Permits required under Environmental Laws for their current operations at and occupancy of the real property listed on the Leased Real Property Schedule.

(d)            There has been no release of hazardous materials at, on, to, or from the Leased Real Property, or, to the knowledge of the Company, any other property currently or formerly owned or operated by the Company, that would be reasonably expected to result in material liability to the Company under Environmental Laws or pursuant to any Contract.

5.17       Affiliated Transactions. Except for transactions between or among the Company or any of the Company’s Subsidiaries, employment relationships, the provision of compensation and benefits to employees and powers of attorney and similar grants of authority made in the ordinary course of business, and except as set forth on the Affiliated Transactions Schedule, no officer, director, manager or Affiliate of the Company or its Subsidiaries is a party to any agreement, Contract, commitment or transaction that is still in effect with the Company or its Subsidiaries or has any ownership interest in any material property owned by the Company or any of its Subsidiaries.

5.18       Brokerage. Except as set forth on the Brokerage Schedule, no Person is or will be entitled to brokerage, finders’, investment bankers’, financial advisor or other fees or similar commission, compensation or payment paid or payable by the Company or any of the Company Subsidiaries as a result of or in connection with the consummation of the transactions contemplated by this Agreement or any of the Company Documents.

5.19       Permits; Compliance with Laws.

(a)            Except as set forth on the Permits Schedule, each of the Company and its Subsidiaries holds and is in compliance, in all material respects, with all material Permits which are required for the operation of the business of the Company and its Subsidiaries as presently conducted. Neither the Company nor any of its Subsidiaries have received written notice of any proceedings pending or, to the knowledge of the Company, threatened, relating to the suspension, revocation or modification of any material Permit which is required for the operation of the business of the Company and its Subsidiaries as presently conducted. No such Permits will be terminated as a result of this Agreement and the transactions contemplated hereby.

(b)            Except as set forth on the Compliance with Laws Schedule, (i) the Company and its Subsidiaries are in compliance, in all material respects, with all Laws applicable to their respective businesses, operations and assets as currently operated; and (ii) neither the Company nor any of its Subsidiaries has, during the past three (3) years, received any written notice of any Action against it alleging any material failure to comply with any applicable Law.

5.20       Employees.

(a)            Since December 31, 2019, there has not been any material change in the compensation of the covered employees (except for compensation increases and decreases in the ordinary course of business). Since December 31, 2019, neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN or issued any notification of a plant closing or mass layoff required by WARN. Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries is, or has been within the past three (3) years, party to or bound by any collective bargaining agreement with any labor organization. Except as set forth on the Employees Schedule: (i) to the Company’s knowledge, there are and within the past three (3) years have been no union organizing activities involving employees of the Company or any of its Subsidiaries; (ii) there are no pending or, to the Company’s knowledge, threatened strikes, work stoppages, walkouts, lockouts or similar material labor disputes, and no such disputes have occurred within the past three (3) years; and (iii) within the past three (3) years, neither the Company nor any of the Subsidiaries has committed a material unfair labor practice, and there are no pending or, to the Company’s knowledge, threatened, unfair labor practice charges or complaints against the Company or any of its Subsidiaries. The Company is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination and harassment, retaliation, classification of independent contractors, immigration control, mass layoff and plant closing, leave of absence, paid time off, workers’ compensation, safety and health. Except as set forth on the Employees Schedule, there are no written complaints, charges or claims against the Company or its Subsidiaries filed or, to the Company’s knowledge, threatened to be brought or filed, with any Governmental Body based on, arising out of, in connection with, or otherwise relating to the foregoing Laws or the employment or termination of employment of any Person by the Company. For the past three (3) years, all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to all employees (including, without limitation, leased or temporary employees), independent contractors, consultants, and other contingent workers of the Company or its Subsidiaries for services performed on or prior to the date hereof have been paid in all material respects. The Company and its Subsidiaries is, and for the past three (3) years has been in compliance in all material respects with all Laws concerning the classification of employees and independent contractors and the payment of overtime wages.

(b)            The Employees Schedule sets forth an accurate and complete employee census of the Company and its Subsidiaries as of the date hereof, including independent contractors and consultants, if any (but not including leased or temporary employees engaged through an entity) engaged by the Company and its Subsidiaries.

5.21       Customers and Suppliers. The Customers and Suppliers Schedule sets forth (a) a list of the top fifteen (15) customers of the Company and its Subsidiaries on a consolidated basis by volume of sales to such customers, and (b) a list of the top ten (10) suppliers of the Company and its Subsidiaries on a consolidated basis by dollar value of net purchases from such suppliers, for the fiscal year ended September 1, 2019. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, oral, indication from any of the customers listed on the Customers and Suppliers Schedule to the effect that any such customer will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, buying products from the Company or any of its Subsidiaries. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, oral, indication from any of the suppliers listed on the Customers and Suppliers Schedule to the effect that any such supplier will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, supplying products or services to the Company or any of its Subsidiaries. Except as set forth on the Customers and Suppliers schedule, neither the Company nor any of its Subsidiaries are currently involved in any Actions with any customer or supplier of the Company.

5.22       Bank Accounts. The Bank Accounts Schedule sets forth each of the bank accounts of each of the Company and its Subsidiaries as of the date hereof, together with the authorized signatories for such accounts.

5.23       Food Safety and Regulatory Matters. Except as set forth on the Food Safety Schedule:

(a)            Since January 1, 2017, the Company has obtained all Food Permits and complied with all applicable Food Safety Laws and any other regulatory requirements related to food quality control and similar legally binding standards, whether contractual, statutory, regulatory or imposed by the Company’s customers or third-party certification bodies.

(b)            All Food Products: (i) have been formulated, manufactured, processed, handled, stored, tested, transported, distributed, packaged, and labeled in material compliance with all applicable requirements under the FDCA and Food Safety Laws, (ii) are of good and merchantable quality and condition, (iii) are neither adulterated or misbranded in any material respect nor, at any time after January 1, 2017, have been adulterated or misbranded in any material respect within the meaning of Food Safety Laws; nor are they now, or at any time after January 1, 2017, have they been, products that may not, under Section 404, 505 or 512 of the FDCA, be introduced into United States commerce, or introduced into commerce under the applicable Laws of international jurisdictions where such products are distributed or sold, and (iv) have, since January 1, 2017, consisted only of FDA-approved food and color additives, prior sanctioned substances and “generally recognized as safe” ingredients, or otherwise met all applicable FDA, USDA and state requirements, and satisfied the applicable food grade specifications of the Food Chemicals Codex.

(c)            All manufacturing and warehousing operations relating to the Food Products conducted by or for the benefit of the Company has been and are being conducted in material compliance with applicable Food Permit requirements pertaining to such food manufacturing, warehousing, transportation, and handling operations; FDA current Good Manufacturing Practices (set forth in the FDCA and 21 C.F.R Parts 110 and 117) and hazard analysis critical control point regulations, principles and standards for food products; and any other comparable and applicable Laws and/or Food Safety Laws.

(d)            Since January 1, 2017, (i) no Food Product has been the subject of any voluntary withdrawal, mandatory or voluntary recall, suspension, import detention, seizure, public notification, or any similar action by any Governmental Body; and (ii) no customer or subsequent purchaser of any Food Product has asserted a claim with respect to any noncompliance of any such Food Product with applicable specifications, warranties, labeling requirements, regulatory requirement, quality control or similar standards, whether contractual, statutory, regulatory or imposed by the Company’s customers or third-party certifying body which claim is reasonably expected to give rise to material liability of the Company.

(e)            Since January 1, 2017, the Company has not received written notice of, or been subject to, any finding of deficiency or noncompliance, warning letter, untitled letter, adverse inspectional finding, FDA Form 483, investigation, inquiry, material penalty, fine or sanction, request for corrective or remedial action, consent decree, criminal action or other compliance or enforcement action in each case issued, initiated, or threatened in writing by the FDA, USDA, FTC, NAD, or any comparable state Governmental Body, with respect to any of (i) the Food Products or (ii) to the knowledge of the Company, the facilities at which the Food Products are manufactured, packaged, or handled by the Company.

(f)             To the extent the Company is subject to the Food Safety Modernization Act, the Company currently complies in all material respects with such requirements. To the extent that the Company’s transportation of any Food Products is subject to FDA’s Sanitary Transportation regulations, or similar foreign Laws, such transportation is currently being performed and has been performed in compliance with such requirements in all material respects.

(g)            All claims (including food safety, food quality, or nutrient content claims) made on product labels, labeling, and packaging, promotional and advertising materials used or produced by the Company, as well as in all other marketing activities, currently or since January 1, 2017 comply, in all material respects, with all applicable Food Safety Laws.

(h)            Except as set forth on the Food Safety Schedule, Company has no material liability arising out of any injury to individuals or property as a result of the consumption or use of any Food Product.

5.24       Anti-Money Laundering; OFAC; Foreign Corrupt Practices Act; U.S. Export and Sanctions Laws.

(a)            Neither the Company nor any of its Subsidiaries (a) is, to the Company’s knowledge, under investigation by any Governmental Body for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist related activities, any crimes which in the United States would be predicate crimes to money laundering, or any violation of any Anti-Money Laundering Laws; (b) has been assessed as liable for civil or criminal penalties under any Anti-Money Laundering Laws (as defined herein); or (c) has had any of its funds seized or forfeited in any Action under any Anti-Money Laundering Laws. For purposes of this Agreement, “Anti-Money Laundering Laws” shall mean all Laws, regulations and sanctions, state and federal, criminal and civil, that (i) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (ii) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (iii) require identification and documentation of the parties with whom a financial institution conducts business; or (iv) are designed to disrupt the flow of funds to terrorist organizations. Such Laws, regulations and sanctions shall be deemed to include the USA PATRIOT Act of 2001, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. Section 5311 et. seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1 et. seq., the International Emergency Economic Powers Act, 50 U.S.C. Section 1701 et. seq., and the sanction regulations promulgated pursuant thereto by OFAC, as well as Laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957.

(b)            Neither the Company or any of its Subsidiaries constitutes a Person with whom a United States citizen, entity organized under the laws of the United States or its territories or entity having its principal place of business within the United States or any of its territories (collectively, a “U.S. Person”), is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States Laws and lists published by the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) (including those executive orders and lists published by OFAC with respect to Persons that have been designated by executive order or by the sanction regulations of OFAC as Persons with whom U.S. Persons may not transact business or otherwise).

(c)            In the past three (3) years, neither the Company, its Subsidiaries nor, to the Company’s knowledge, any of their directors, officers, agents, employees, consultants, resellers, distributors or other Persons associated with or acting on behalf of the Company or its Subsidiaries has, directly or, to the Company’s knowledge, (i) indirectly paid, promised, offered, or agreed to pay, or authorized the payment of, any fee, commission or other sum of money or item of value, however characterized, to any Person, Governmental Body or other party that is illegal under any applicable Law, including the United States Foreign Corrupt Practices Act of 1977 (15 United States Code Section 78dd-1, et. seq.) (“FCPA”) and the UK Anti-Bribery Act of 2010, and any other applicable Law regarding corruption, bribery, ethical business conduct, money laundering, political contributions, gifts, hospitalities, or expense reimbursements to public officials and private persons, books and records, and financial controls (the “Anti-Corruption Laws”), (ii) paid, provided, authorized, promised, offered, solicited, or accepted any unlawful bribe, corrupt payment, rebate, payoff, influence payment, kickback or any other illegal benefit or advantage of a financial or other nature; (iii) made any unlawful contribution, gift, entertainment or other unlawful expense in violation of any applicable Law, (iv) made any unlawful payment or offered anything of value to any foreign or domestic political parties or campaigns, (v) violated or is in violation in any material respect of any provision of the FCPA, the UK Anti-Bribery Act of 2010, or any Anti-Corruption Laws, or (vi) established or maintained any fund or account that has not been accurately recorded in the books and records of the Company and its Subsidiaries. The Company, its Subsidiaries and, to the Company’s knowledge, their respective directors, officers, agents, employees, consultants, resellers, and distributors are not the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA, the UK Anti-Bribery Act of 2010, or any Anti-Corruption Law.

(d)            To the knowledge of the Company, neither the Company nor any of its Subsidiaries has participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

(e)            Except as set forth on the International Trade Compliance Schedule, the Company and its Subsidiaries are in compliance, in all material respects, with the Export Administration Regulations, the International Traffic in Arms Regulations, the statutes, regulations, and Executive Orders administered by the U.S. Department of the Treasury, and the U.S. import laws administered by U.S. Customs and Border Protection.

5.25       No PPP Loan. Neither the Company nor any of its Subsidiaries has applied for or has received a “Paycheck Protection Program” loan through the U.S. Small Business Administration under the Cares Act.

5.26       Acknowledgement of No Additional Representations or Warranties. The Company acknowledges and agrees that, (i) except for the representations and warranties contained in Article VI or in any other Purchaser Document, neither the Purchaser nor any of its Affiliates or Representatives makes or has made, nor is the Company relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning Purchaser or any of its businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement, and (ii) the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by the Purchaser or any of its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any Representative of the Purchaser) except for the representations and warranties expressly set forth in Article VI or in any other Purchaser Document. The parties acknowledge and agree that nothing in this Section 5.26 shall in any way limit the Company’s remedies in respect of Fraud for breaches of the representations or warranties made by the Purchaser contained in this Agreement or in any other document delivered by such Person at Closing pursuant to this Agreement.

Article VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company, the Sellers and the Seller Representative that the statements in this Article VI are true and correct:

6.01       Organization and Corporate Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Purchaser in connection with the transactions contemplated by this Agreement (the “Purchaser Documents”) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

6.02       Authorization. The execution, delivery and performance of this Agreement and each of the Purchaser Documents by the Purchaser and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action, and no other corporate proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Purchaser Documents will be at or prior to the Closing, duly and validly authorized, executed and delivered by the Purchaser, and assuming that each of this Agreement and the Purchaser Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Purchaser Documents when so executed and delivered will constitute, a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its respective terms, except as may be limited by the Enforceability Exceptions.

6.03       No Violation. The Purchaser is not subject to or obligated under its Organizational Documents, any applicable Law, or rule or regulation of any Governmental Body, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Purchaser’s execution, delivery or performance of this Agreement and the Purchaser Documents.

6.04       Governmental Bodies; Consents. Except for the requirements of the HSR Act, (i) the Purchaser is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, and (ii) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. Neither the Purchaser nor any of its controlled Affiliates is considering any other transaction that would reasonably be expected to prevent or materially delay (a) the filings or approvals required under the HSR Act or (b) any filings or approvals required under Other Antitrust Regulations (a “Competitive Transaction”).

6.05       Litigation. There are no Actions, suits or proceedings pending or, to the Purchaser’s knowledge, overtly threatened against or affecting the Purchaser at law or in equity, or before or by any Governmental Body, which would prohibit, materially impair or materially delay the consummation of the transactions contemplated hereby.

6.06       Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.

6.07       Investment Representation. The Purchaser is acquiring the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws.

6.08       Financing.

(a)            The Purchaser has delivered to the Company and the Seller Representative true, complete and correct copies of fully executed commitment letter (including all exhibits, annexes, schedules, term sheets and executed fee letter (which may be redacted in a customary manner to omit fee amounts, economic terms and market flex provisions that do not relate to the amount of, or conditionality of the Debt Financing) (the “Fee Letter”) attached thereto or contemplated thereby), each dated as of the date hereof, from Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC, which are attached hereto as Exhibit G (the “Debt Commitment Letter”), pursuant to which such financial institutions have committed to provide debt financing to the Purchaser in the amounts set forth therein (collectively, the “Debt Financing”), subject to the terms and conditions set forth therein. The Debt Commitment Letter (including the Fee Letter) is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, each other party thereto, and enforceable against the Purchaser and, to the knowledge of the Purchaser, each other party thereto in accordance with their terms, except to the extent enforceability may be limited by the Enforceability Exceptions. No event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Purchaser or, to the knowledge of the Purchaser, any of the other parties to any of the Debt Commitment Letter under any of the Debt Commitment Letter (for the avoidance of doubt, excluding the accuracy of the representation and warranties in Article IV and Article V and assuming the compliance in all material respects by the Sellers and the Company with the terms and conditions of this Agreement). The Debt Commitment Letter (including the Fee Letter) is in full force and effect as of the date hereof and the Debt Commitment Letter (or the Fee Letter) has not been amended or modified in any material respect prior to or as of the date of this Agreement and, as of the date of this Agreement, (a) no such amendment or modification is contemplated (other than joinder documentation relating to the appointment of additional agents, co-agents, arrangers, bookrunners, managers or other roles in respect of the Debt Commitment Letter) and (b) the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or terminated. The Purchaser has no reason to believe that, on the date of this Agreement, the Debt Financing contemplated by the Debt Commitment Letter will not be available as of the Closing. There are (i) no conditions precedent, “flex” provisions or other contingencies related to the funding of the full amounts of the Debt Financing, other than as set forth in the Debt Commitment Letter (including the Fee Letter) and (ii) no other contingencies or rights that would permit the parties thereto to reduce the total amount of the Debt Financing contemplated by the Debt Commitment Letter, other than as set forth in the Debt Commitment Letter (including the Fee Letter). Except for the Debt Commitment Letter (including the Fee Letter), as of the date of this Agreement, there are no other Contracts, agreements, “side letters” or other arrangements to which the Purchaser or any of its Affiliates is a party relating to the Debt Commitment Letter or the Debt Financing. The Purchaser has fully paid or caused to be paid any and all commitment fees and any other amounts required by the Debt Commitment Letter to be paid on or before the date of this Agreement. Upon the funding of the Debt Financing, the proceeds of the Debt Financing together with cash on-hand are sufficient to fully satisfy payment of all of the Purchaser’s payment obligations pursuant to Section 2.03 and the payment by the Purchaser of all fees, costs, expenses and other amounts payable by the Purchaser hereunder or in connection with the transactions contemplated hereby. In no event shall the receipt by, or the availability of any funds or financing to, the Purchaser or any of its Affiliates or any other financing be a condition to the Purchaser’s obligation to consummate the transactions contemplated by this Agreement.

(b)            The Purchaser has, and at all times from the date hereof through the Closing will have, the financial capability and sufficient cash on hand or available to be drawn under revolving credit facilities or term loan facilities on an unconditional basis that, combined with the amount of cash funded pursuant to the Debt Financing, will provide the Purchaser with sufficient sources of immediately available cash funds necessary to consummate the Closing and make all payments required under Section 2.03 and any other amounts incurred or otherwise payable by the Purchaser in connection with the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein. As of the date hereof, the Purchaser has in excess of the amount set forth on Annex VII in immediately available cash on hand. The Purchaser has no reason to believe that such funds will not be available to it on the Closing Date and at the Closing, and the Purchaser has not incurred any obligation, commitment, restriction or liability of any kind that would impair or adversely affect such capabilities and sources of funds.

(c)            The payment of the Earn-Out Amount, and the timing of any such payment, is not restricted or limited (in whole or in part) by the terms of any loan agreement, promissory note, or other agreement or contractual restriction to which the Purchaser or any of its Affiliates is subject or will enter into pursuant to the Debt Financing.

6.09       Solvency. Assuming that the Company and each of its Subsidiaries are solvent as of immediately prior to the Closing, and that the representations and warranties set forth in Article IV and Article V are true and correct in all material respects as of the Closing, immediately after giving effect to the transactions contemplated by this Agreement (including the Debt Financing), the Company and each of its Subsidiaries will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, the Company and each of its Subsidiaries will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or its Subsidiaries.

6.10       Acknowledgement of No Other Representations or Warranties. The Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article IV and Article V or in any other document delivered by the Sellers or the Company in connection herewith, (i) neither the Sellers, the Company, nor any of their respective Affiliates or Representatives makes or has made, nor is the Purchaser relying on, and the Purchaser expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) the Sellers, the Company, or any of their respective Affiliates; (y) any of the Sellers’, the Company’s, or any of their Affiliates’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the transactions contemplated by this Agreement, and (ii) the Sellers, the Company, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by the Sellers, the Company, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Purchaser by any Representative of the Sellers, the Company or any of their respective Affiliates). The parties acknowledge and agree that nothing in this Section 6.10 shall in any way limit the Purchaser’s remedies in respect of Fraud for breaches of the representations or warranties made by the Sellers and the Company contained in this Agreement or in any other document delivered by such Person at Closing pursuant to this Agreement.

Article VII

COVENANTS OF THE COMPANY

7.01       Conduct of the Business.

(a)            From the date hereof until the Closing or the earlier termination of this Agreement in accordance with Section 9.01, except (i) as otherwise expressly contemplated by this Agreement, (ii) as set forth on the Covenants Exceptions Schedule or (iii) as consented to in writing in advance by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (A) conduct its and its Subsidiaries’ businesses in the ordinary course of business consistent with past practice, (B) preserve substantially intact the business organization and assets of the Company and its Subsidiaries, and (C) keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations.

(b)            Without limiting the foregoing, from the date hereof until the Closing or the earlier termination of this Agreement in accordance with Section 9.01, except (i) as otherwise expressly contemplated by this Agreement (including, for the avoidance of doubt, the Note Redemption), (ii) as set forth on the Covenants Exceptions Schedule or (iii) as consented to in writing in advance by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause each of its Subsidiaries not to:

(i)            (A) amend or propose to amend the respective Organizational Documents of the Company or any of its Subsidiaries in any manner or (B) split, combine or reclassify the shares, capital stock or other equity interests of the Company or any of its Subsidiaries;

(ii)           issue, sell, pledge, transfer, or dispose of, or agree to issue, sell pledge, transfer or dispose of, or subject to any Lien, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or issue any shares of capital stock or equity interests of any class or issue or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other equity interests of the Company or any of its Subsidiaries (other than this Agreement and the agreements contemplated hereby), or grant any stock appreciation or similar rights;

(iii)          redeem, purchase or otherwise acquire any outstanding shares of capital stock or other equity interests of the Company or any of its Subsidiaries or declare or pay any non-cash dividend or make any other non-cash distribution to any Person other than the Company or one (1) or more of its Subsidiaries on or prior to the Closing Date;

(iv)          (A) grant to any employee of the Company or any of its Subsidiaries any material increase in compensation, except (1) for pay increases, promotions, and bonuses made in the ordinary course of business and consistent with past practice, (2) as may be required by applicable Law or the terms of any Plan, or (3) in connection with annual renewals of any welfare plans; (B) materially amend or establish any Plan (or any arrangement that would constitute a Plan, if adopted), except (1) to the extent required by Law or the terms of any Plan or Contract or (2) as would not be material and would be in the ordinary course of business; (C) terminate the employment of any employee in the position of vice president or above, other than for cause; or (D) implement any employee layoffs in violation of the WARN Act;

(v)           sell, lease, transfer, or otherwise dispose of, any material property or material assets owned by the Company or any of its Subsidiaries, except for (A) the sale, lease, transfer or disposition of inventory or obsolete machinery, equipment, or other assets in the ordinary course of business consistent with past practice, (B) as to the Leased Real Property, the exercise of the Company’s or any of its Subsidiaries’ rights and remedies under any Lease, in the ordinary course of business consistent with past practice, including any expiration, termination, renewal, expansions, reductions or similar rights as to such Leased Real Property, and (C) the expiration of Intellectual Property in accordance with its statutory terms;

(vi)          except for amendments in the ordinary course of business, amend or terminate (except for a termination resulting from the expiration of a contract in accordance with its terms), fail to renew or waive any material right under any Contract listed or required to be listed on the Contracts Schedule;

(vii)         acquire any business or Person, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions or enter into any material joint venture or partnership;

(viii)        except in accordance with the capital budget of the Company and its Subsidiaries, a correct and complete copy of which has been made available to the Purchaser, commit or authorize any commitment to make any capital expenditures or incur any liability in respect thereof in excess of five hundred thousand dollars ($500,000) in the aggregate, or fail to make material capital expenditures in accordance with such budget;

(ix)           make any change in any method of accounting or auditing practice or policy, including any working capital procedures or practices, other than changes required as a result of changes in GAAP or applicable Law;

(x)            make any loans, advances or capital contributions to, or investments in, any other Person other than loans, advances or capital contributions by the Company or any of its Subsidiaries (A) to any Subsidiary of the Company, (B) to any employee in connection with travel, entertainment or related business expenses or other bona fide and customary out-of-pocket business expenses or (C) to any customer, distributor, licensor, supplier or other Person with which the Company or any of its Subsidiaries has significant business relations, in each case incurred in the ordinary course of business consistent with past practice;

(xi)           enter into any agreement, Contract or other arrangement with (A) any officer, director, manager or Affiliate of the Company or any of its Subsidiaries, including the Sellers and the Seller Representative or (B) any Governmental Body;

(xii)          (A) make or change any Tax election outside of the ordinary course of business, (B) change any annual Tax accounting period, (C) change any method of Tax accounting, (D) enter into any “closing agreement” with any taxing authority with respect to any amount of Taxes, (E) settle any claim or assessment in respect of any amount of Tax, or (F) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, in each case, to the extent such election, change, agreement, settlement, consent or other action would increase the Taxes of the Company or any of the Company’s Subsidiaries after the Closing;

(xiii)         commence any Action or settle any Action, other than any Action involving monetary relief only in an amount of five hundred thousand dollars ($500,000) or less;

(xiv)         cancel or terminate any material insurance policy naming it as a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(xv)         enter into any Contract that would be required to be set forth on any of clauses (i)-(iii) or (ix)-(xii) of the Contracts Schedule if it had been entered into prior to the date hereof (for the avoidance of doubt, from the date hereof until the Closing or the earlier termination of this Agreement in accordance with Section 9.01, to the extent that the Company or any of its Subsidiaries enters into any Contract that would be required to be set forth on any of clauses (iv)-(vi) or (xiii)-(xvii) of the Contracts Schedule if it had been entered into prior to the date hereof, it shall only do so either (A) with the consent of the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), or (B) in the ordinary course of business consistent with past practices); or

(xvi)        authorize, or commit or agree to take any action described in this Section 7.01(b).

(c)            Notwithstanding anything to the contrary herein, (i) nothing herein shall prevent the Company or any of the Company’s Subsidiaries from taking or failing to take any commercially reasonable action (including the establishment of any policy, procedure or protocol) reasonably required in response to COVID-19 or any COVID-19 Measure and (ii) no consent of the Purchaser shall be required with respect to any matter (A) to the extent that the requirement of such consent would violate applicable Law, or (B) such action is taken, or omitted to be taken, by the Company or the Company’s Subsidiaries pursuant to any Law; provided, however, that prior to taking (or failing to take) any such action that is outside of the ordinary course or that is not consistent with past practice, the Company shall consult with the Purchaser and consider in good faith the views of the Purchaser regarding any such proposed action or course of conduct.

7.02       Access to Books and Records. From the date hereof until the Closing or the earlier termination of this Agreement in accordance with Section 9.01, the Company, consistent with applicable Law, shall provide the Purchaser and its authorized Representatives with reasonable access at all reasonable times and upon reasonable advance notice to the offices, properties, books and records of the Company and its Subsidiaries in order for the Purchaser to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company and its Subsidiaries, is permissible under applicable Law (after taking into account any applicable COVID-19 Measures) and does not jeopardize the health and safety of any employee of the Company or its Subsidiaries; provided, that such access does not unreasonably interfere with the normal operations of the Company and its Subsidiaries; provided, further, that all requests for access shall be directed to Steven Colliau (steven.colliau@conti.com) or John Fortino (john@wholesomesweet.com) (as representatives for the Company) or such other person(s) as they may designate from time to time (each such person, an “Authorized Representative”); and provided, further, that such access shall not extend to any (i) environmental sampling or testing or invasive or subsurface investigation, (ii) trade secrets or other competitively sensitive information or (iii) any information that is subject to any applicable confidentiality restrictions or attorney-client, work product or other privilege (provided that the Company shall use commercially reasonable efforts to make alternative arrangements to disclose such privileged information in a manner that does not waive or violate such privilege). Neither the Company, the Seller Representative nor any of the Sellers makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.02, and the Purchaser may not rely on the accuracy of any such information, in each case, other than to the extent expressly provided the representations and warranties of the Sellers and the Company expressly and specifically set forth in Article IV and Article V, as qualified by the Disclosure Schedules. The information provided pursuant to this Section 7.02 will be subject to the terms and conditions of the Confidentiality Agreement. Notwithstanding the foregoing, the Purchaser shall be permitted to disclose any non-public or other confidential information it receives relating to the Company to the Debt Financing Sources and other prospective lenders during the syndication and marketing of the Debt Financing, subject to customary confidentiality undertakings by the Debt Financing Sources and other prospective lenders which are, in all material respects, at least as restrictive as those in the Confidentiality Agreement; provided that the Purchaser shall be responsible for any acts or omissions of the Debt Financing Sources and such other prospective lenders with respect to such information.

7.03       Regulatory Filings. On the terms and subject to the conditions of this Agreement, the Sellers and the Company will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the Closing (and refrain from taking any action that would reasonably be expected to have the effect of materially delaying, preventing or impeding the Closing); provided, that notwithstanding the foregoing, nothing in this Section 7.03 shall require any Seller or the Company to cure any (x) breach of or inaccuracy in any of the representations and warranties set forth in Article IV and Article V, or (y) Material Adverse Change. In furtherance of the foregoing, but subject to and without limiting Section 10.04, the Sellers and the Company shall, and shall cause their respective Subsidiaries and Affiliates to, (a) use reasonable best efforts to make or cause to be made all filings and submissions under any Laws or regulations, respectively, applicable to the Sellers, the Company and its Subsidiaries required for the consummation of the transactions contemplated herein, (b) reasonably coordinate and cooperate with the Purchaser in exchanging such information and providing such assistance as the Purchaser may reasonably request in connection with all of the foregoing and (c) supply promptly any additional information and documentary material that may be requested in connection with such filings, make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith, and take all actions reasonably necessary to obtain all required clearances.

7.04       Employee Benefit Matters.

(a)            The Company and each of its Subsidiaries shall seek, prior to the initiation of the equityholder approval procedure described in Section 7.04(b), from each Person to whom any payment or benefit is required or proposed to be made that could constitute “parachute payments” under Section 280G(b)(2) of the Code and Treasury Regulations promulgated thereunder (“Section 280G Payments”), a written agreement waiving such Person’s right to receive some or all of such payment or benefit (the ”Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Person shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the equityholders of any of the Company and its applicable Subsidiaries in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations issued thereunder.

(b)            Following the waiver procedure described in Section 7.04(a), but prior to the Closing, the Company and each of its Subsidiaries shall solicit the approval by such number of equityholders of the Company or such Subsidiary in a manner that complies with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations, of the right of each Person described in Section 7.04(a) to receive or retain, as applicable, such Person’s Waived Benefits, provided that in no event shall this Section 7.04 be construed to require the Company or any of its Subsidiaries to compel any Person to waive any existing rights under any Contract or agreement that such Person has with the Company, such Subsidiary or any other Person, and in no event shall the Company or any of its Subsidiaries be deemed in breach of this Section 7.04 if any such Person refuses to waive any such rights or if the equityholders fail to approve any Waived Benefits.

(c)            Notwithstanding anything to the contrary in this Section 7.04 or otherwise in this Agreement, compliance with this Section 7.04 shall be determined without regard to Purchaser Arrangements, if any.

(d)            Provided the Purchaser provides written notice to the Seller Representative at least three (3) Business Days prior to the Closing Date instructing Sellers to cause the Company to terminate the Wholesome Sweeteners, Inc. 401(k) Profit Sharing Plan (the “Company 401(k) Plan”), the Company shall terminate the Company 401(k) Plan pursuant to resolutions of the Company’s Board of Directors effective as of the day immediately prior to the Closing Date and contingent upon the consummation of the transaction contemplated by this Agreement. If the Company 401(k) Plan is terminated pursuant to this Section 7.04(e), than as soon as practicable following the Closing Date, Purchaser shall or shall cause or permit, as applicable, the account balances of each 401(k) participant in the Company 401(k) Plan to be distributed in accordance with the terms of such plan, and the Purchaser shall permit or cause an Affiliate of the Purchaser to permit the 401(k) participants who are participants in such plan to roll over any such distributions (including a rollover of outstanding participant loans) into a qualified defined contribution plan maintained by Purchaser or its Affiliates.

(e)            The Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to obtain, prior to the Closing, the acknowledgements, consents, and waivers with respect to the employee agreements set forth on the Employee Waiver Schedule.

7.05       Exclusive Dealing. During the period from the execution of this Agreement by the parties hereto through the Closing or the earlier termination of this Agreement pursuant to Section 9.01, neither the Sellers nor the Company shall, and the Sellers and the Company shall cause their respective Subsidiaries and Affiliates not to, and shall instruct their respective Representatives not to (i) take any action, directly or indirectly, to solicit, initiate, participate in or engage in discussions or negotiations with, or provide any information to, any Person (other than the Purchaser and its Affiliates and Representatives) concerning any purchase of the Shares or any merger, sale of substantial assets, recapitalization, reorganization or similar business transaction or combination involving the Company or any of its Subsidiaries (other than assets and services sold in the ordinary course of business) or (ii) enter into, maintain, participate in, facilitate or continue discussions or negotiations regarding, or furnish or disclose to any Person any information in connection with the acquisition of any of the equity interests of the Company or any of its Subsidiaries or any material portion of the assets of the Company or any of its Subsidiaries (other than the sale of inventory in the ordinary course of business), or any recapitalization, reorganization or other extraordinary business transaction or combination involving the Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation or share exchange) (collectively, an “Alternative Transaction”), and the Company and the Sellers shall not, and the Company and the Sellers shall cause their respective Subsidiaries and Affiliates not to, and shall instruct their respective Representatives not to enter into any letter of intent, purchase agreement, merger agreement or other similar agreement with any Person other than Purchaser or its Affiliates with respect to an Alternative Transaction. The Sellers and the Company immediately shall cease, and cause their respective Affiliates and Subsidiaries to cease and, shall instruct their respective Representatives to cease, and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons (other than such discussions, conversations, negotiations and communications between a party and such party’s Representatives) conducted heretofore with respect to any of the foregoing. During the period from the execution of this Agreement by the parties hereto through the Closing or the earlier termination of this Agreement pursuant to Section 9.01, the Sellers or the Company shall notify Purchaser promptly, but in any event within twenty-four (24) hours if any proposal or offer, or any inquiry or other contact with any Person is made concerning any Alternative Transaction. Any such notice to the Purchaser shall indicate in to the extent known, the identity of the Person making such proposal, offer, inquiry or other contact (except to the extent expressly prohibited by any confidentiality agreement or other Contract of the Company then in effect with such Person) and the terms and conditions of such proposal, offer, inquiry or other contact. During the period from the execution of this Agreement by the parties hereto through the Closing or the earlier termination of this Agreement pursuant to Section 9.01, the Company shall not, and shall cause each of its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party, without the prior written consent of the Purchaser.

7.06       Company’s Financing Covenants.

(a)            From the date hereof until the Closing or the earlier termination of this Agreement, subject to the limitations set forth in Section 7.06(c) and the terms of Section 8.08(c) and Section 8.08(d), the Company shall, and shall cause its Subsidiaries to, at the Purchaser’s sole cost and expense and at the Purchaser’s reasonable request, use reasonable best efforts to(i) instruct the Company’s and its Subsidiaries’ senior officers with appropriate expertise, to promptly participate in (including by preparing for), as necessary, no more than one (1) bank meetings, and a reasonable number of due diligence sessions and similar presentations to and with the rating agencies, Debt Financing Sources and/or prospective lenders (each of which may be virtual), (ii) assist (A) with the preparation of a customary confidential information memorandum for the Debt Financing (including the delivery of customary authorization and representation letters) and related lender presentations (including with respect to the absence of material non-public information in the public side version of documents distributed to potential lenders and the absence of material misstatements) and (B) the preparation of other customary marketing materials (including for rating agency presentations and bank information memoranda), and (C) due diligence efforts of the Debt Financing Sources to the extent reasonable and customary, (iii) assist with the preparation of definitive financing documentation and the schedules and exhibits thereto, in each case, customarily required to be delivered under such definitive financing documentation, (iv) obtain the Payoff Letters described in Section 7.07, (v) cooperate to facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral in connection with the Debt Financing as required under the Debt Commitment Letter, (vi) to the extent requested at least ten (10) Business Days prior to the Closing Date, promptly provide to the Purchaser and its financing sources all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and any beneficial ownership regulations and (vii) be available to provide and execute documents as may be reasonably requested by the Purchaser and as are customary for transactions of the type contemplated by this Agreement and the Debt Commitment Letter and that are not effective until as of or after the Closing Date, including assisting with the preparation of, and executing and delivering, customary closing certificates. The Company consents to the customary and reasonable use of the Company’s logos solely in connection with any Debt Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or Affiliates or the reputation or goodwill of the Company or any of its Subsidiaries or Affiliates. The condition in Section 3.01(b) as it applies to the Company’s obligations under this Section 7.06 will be deemed satisfied unless the Company has materially breached its obligations under this Section 7.06 and such breach has been the primary cause of the Debt Financing not being obtained on the Closing Date.

(b)            As promptly as practicable after the date hereof, the Company shall furnish the Purchaser with that portion of the Required Information set forth in clause (ii) of the definition thereof. Purchaser acknowledges and agrees that, as of the date hereof, Purchase has received that portion of the Required Information set forth in clause (i) of the definition thereof.

(c)            All information provided pursuant to this Section 7.06 shall constitute “confidential information” under the Confidentiality Agreement and shall be kept confidential in accordance with the terms of the Confidentiality Agreement, except that the Purchaser shall be permitted to disclose such information to the Debt Financing Sources and other lenders or potential lenders in accordance with the terms of the Debt Commitment Letters, subject to customary confidentiality undertakings by the Debt Financing Sources and other lenders and potential lenders which are, in all material respects, the same as those in the Confidentiality Agreement; provided that the Purchaser shall be responsible for any acts or omissions of the Debt Financing Sources and other lenders or potential lenders with respect to such information.

Notwithstanding anything in this Agreement to the contrary, (i) none of the Company, any of its Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents shall be required to execute or enter into any certificate, instrument, agreement or other document (other than the provision of authorization or representation letters) in connection with the Debt Financing which will be effective prior to the Closing, (ii) nothing herein shall require cooperation or other actions or efforts on the part of the Company, any of its Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents in connection with the Debt Financing to the extent it would interfere unreasonably or materially with the business or operations of the Company, any of its Subsidiaries or any of its Affiliates, (iii) none of the Company, any of its Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents will be required to pay any commitment or other similar fee, to incur any other liability or obligation or to enter into any agreement effective in connection with the Debt Financing prior to the Closing and (iv) nothing herein shall require the board of directors or similar governing body of the Company or any of its Subsidiaries, prior to the Closing, to adopt resolutions approving or otherwise approve the agreements, documents or instruments (other than the provision of authorization or representation letters) pursuant to which the Debt Financing is made.

7.07       Payoff Letters. At least one (1) Business Day prior to the Closing, the Company shall deliver to the Purchaser payoff letters from the holders of Indebtedness identified on the Indebtedness Schedule, each in form and substance reasonably satisfactory to the Purchaser, in which the payee shall agree that upon payment of the amount specified in such payoff letter: (i) all outstanding payment obligations of the Company and its Subsidiaries arising under or related to the applicable portion of the Payoff Amount shall be repaid, discharged and extinguished in full; (ii) all Liens in connection therewith shall be released; and (iii) the payee shall take all actions reasonably requested by the Purchaser to evidence and record such discharge and release as promptly as practicable after the Closing (each, a “Payoff Letter”).

7.08       D&O Tail Coverage. Prior to or simultaneously with the Closing, the Company shall (as a Transaction Expense) purchase from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’, managers’ and officers’ liability insurance a prepaid insurance policy (i.e., “tail coverage”) which provides “side A, B and C directors and officers” insurance coverage for each of the individuals who were officers, directors, managers or similar functionaries of the Company or any of its Subsidiaries at or prior to the Closing on terms not materially less favorable, in the aggregate (including with respect to policy limit and scope), as the policy or policy(ies) maintained by the Company or any of the Company’s Subsidiaries immediately prior to the Closing for the benefit of such individuals for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the transactions contemplated by this Agreement (such policies, the “D&O Tail Policies”); provided, that the premium for the D&O Tail Policies shall be borne by the Sellers as a Transaction Expense; and, provided, further, that in no event shall the aggregate cost for the D&O Tail Policies exceed two-hundred percent (200%) of the Company’s and its Subsidiaries’ most recent annual premium allocation.

7.09       Release. Effective upon the Closing, the Sellers hereby irrevocably and unconditionally release and forever discharge the Company and each of its respective past, present, and future Subsidiaries, successors and assigns and any of their respective officers, directors, managers, equityholders, employees, agents, counsel, consultants, advisors or other representative authorized to represent or act on behalf of such Person (the “Released Parties”), from any and all claims, charges, complaints, causes of action, damages, Contracts and Liabilities of any kind or nature whatsoever (the “Released Claims”), whether known or unknown, absolute or contingent, matured or unmatured and whether at law or in equity, that the Sellers now have, or at any time previously had, as an equityholder of the Company or any of its Subsidiaries, in each case, arising at any time on or before or in connection with the Closing, including but not limited to with respect to any Released Claims relating to or arising out of the Sellers’ ownership of the Shares; provided, that Released Claims shall not include, and the foregoing release does not extend to, include or restrict or limit in any way, and each Seller hereby reserves such Seller’s rights, if any, to pursue any and all claims, actions or rights that such Seller may now or in future have solely on account of rights of such Seller under, (i) this Agreement or any other documents entered into in connection herewith, (ii) any directors’ and officers’ liability insurance policies, (iii) the Company’s or any of its Subsidiaries’ Organizational Documents for indemnification or exculpation, or (iv) any claim for Fraud.

7.10       Intercompany Accounts. The Company shall cause all Intercompany Accounts relating to the business of the Company and any of its Subsidiaries to be settled or terminated prior to Closing.

7.11       Resignations. Prior to the Closing, Sellers shall deliver to the Purchaser resignations of each officer and director of the Company and each of its Subsidiaries set forth in the Resignations Schedule, in each instance, with such resignations to be effective as of the Closing.

Article VIII

COVENANTS OF THE PURCHASER

8.01       Access to Books and Records. For a period of seven (7) years from and after the Closing, the Purchaser shall, and shall cause each of the Company and its Subsidiaries to, provide the Sellers and the Seller Representative and their respective agents and advisors with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance written notice, to the books and records of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date for purposes of complying with any applicable tax, financial reporting or regulatory requirements or any other reasonable business purpose; provided, that such access does not unreasonably interfere with the normal operations of the Company and its Subsidiaries, is permissible under applicable Law (after taking into account any applicable COVID-19 Measures); provided, further, that such access shall not extend to any (i) Trade Secrets or other competitively sensitive information or (ii) information that is subject to any applicable confidentiality restrictions or attorney-client, work product or other privilege (provided, that the Company shall use commercially reasonable efforts to make alternative arrangements to disclose such information in a manner that does not waive or violate such privilege). The Purchaser, the Company and its Subsidiaries shall be permitted to dispose of any such book, record or other document; provided, that prior to such disposition, the Purchaser or the Company offers the Seller Representative an opportunity to copy such items at least ten (10) Business Days prior to such disposition.

8.02       Director, Manager and Officer Liability and Indemnification.

(a)            For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit the Company and its Subsidiaries to, amend, repeal or otherwise modify any provision in the Company’s or any of its Subsidiaries’ certificate or articles of incorporation or bylaws (or equivalent Organizational Documents) relating to the exculpation or indemnification of any officers, directors or similar functionaries (unless to provide for greater exculpation or indemnification or unless required by Law), it being the intent of the parties hereto that the current and former officers, directors, managers and similar functionaries of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification (including with respect to advancement of expenses) to the full extent of the Law. The Purchaser agrees and acknowledges that this Section 8.02 shall be binding on the Purchaser’s successors and assigns.

(b)            If the Company or its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company and its Subsidiaries shall assume all of the obligations set forth in this Section 8.02.

(c)            Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any individual who was an officer, director or similar functionary of the Company or its Subsidiaries at or prior to the Closing or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth (6th) anniversary of the Closing, the provisions of this Section 8.02 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d)            The obligations under this Section 8.02 shall not be terminated or modified in such a manner as to affect adversely any indemnitee or exculpee to whom this Section 8.02 applies without the consent of such affected indemnitee or exculpee. The provisions of this Section 8.02 are intended for the benefit of, and will be enforceable by (as express third party beneficiaries), each current and former officer, director, manager or similar functionary of each of the Company and its Subsidiaries and his or her heirs and representatives, successors and assigns and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by Contract or otherwise.

8.03       Efforts. On the terms and subject to the conditions of this Agreement, the Purchaser will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the Closing (and refrain from taking any action that would reasonably be expected to have the effect of materially delaying, preventing or impeding the Closing). In furtherance of the foregoing but subject to and without limiting Section 10.04, the Purchaser shall (a) use reasonable best efforts to make or cause to be made all filings and submissions under any Laws or regulations applicable to the Purchaser required for the consummation of the transactions contemplated herein, (b) reasonably coordinate and cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with all of the foregoing and (c) supply promptly any additional information and documentary material that may be requested in connection with such filings, make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith, and take all actions necessary to obtain all required clearances.

8.04       Contact with Business Relations. The Purchaser is not authorized to and shall not (and shall not permit any of its employees or Affiliates to, and shall direct their agents and Representatives (acting in such capacities) not to) contact any officer, director, manager, employee (in each case, other than an Authorized Representative), or customer, supplier, distributor prior to the earlier to occur of the Closing or the termination of this Agreement in accordance with Section 9.01 without the prior written consent (email being sufficient) and coordination of an Authorized Representative (not to be unreasonably delayed, conditioned or withheld). Notwithstanding the foregoing, nothing in this Agreement shall restrict the Purchaser’s (or any of its employees or Affiliates) contacts made in good faith (i) with any Person in the ordinary course of business and consistent with past practices that is unrelated to, and without reference to, the transactions contemplated hereby, or (ii) with members of management of the Company or its Subsidiaries approved by the Authorized Representatives for the purpose of transition and integration planning.

8.05       Continuing Confidentiality. The Purchaser shall remain bound by that certain Confidentiality Agreement, dated as of August 7, 2020, by and between the Purchaser and the Company (the “Confidentiality Agreement”), and it shall be responsible for any breaches of the Confidentiality Agreement by any of the Purchaser’s representatives.

8.06       Payments to Certain Individuals. In order to ensure compliance with applicable Tax requirements, notwithstanding anything to the contrary herein, any payments that are compensatory for income Tax purposes and made in connection with the transactions contemplated hereby to any individual employed by the Company or any of its Subsidiaries shall be made through the payroll processing system of the Company and its Subsidiaries.

8.07       Access and Investigation. Each of the Purchaser and its respective Representatives (a) have had access to and the opportunity to review all of the documents in the “Wholesome Sweeteners VDR” data room maintained by Box, Inc. on behalf of the Company, and (b) have been afforded reasonable access to the books and records, and certain officers, directors, employees and other Representatives of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto. The Purchaser and each of its Non-Recourse Parties have each conducted to its reasonable satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and each of its Subsidiaries, and any of their respective joint ventures and businesses, and, in making its determination to proceed with the transactions contemplated by this Agreement, each of the Purchaser and its Non-Recourse Parties (i) have relied solely on the results of such independent investigation and verification and on the representations and warranties of the Company and the Sellers expressly and specifically set forth in Article IV and Article V, respectively, as qualified by the Disclosure Schedules, and (ii) have not relied on any other representations, warranties or statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of any of the Company, the Sellers, the Seller Representative, Falcon or any of their respective Non-Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or any of its Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other materials made available to the Purchaser or any of its Non-Recourse Parties in certain “data rooms” or presentations, including “management presentations”). In connection with the transactions contemplated hereby, the Purchaser has been represented by, and adequately consulted with, legal counsel of its choice and each of the Purchaser and such counsel has carefully read this Agreement and been given time to consider this Agreement, understands this Agreement and, after such consideration, and with such understanding, the Purchaser has knowingly, freely and without coercion entered into this Agreement and, in particular, this Section 8.07, Section 10.01, Section 11.02, and Section 13.15. The parties acknowledge and agree that nothing contained in this Section 8.07 shall in any way limit the Purchaser’s remedies in respect of Fraud of any of the Sellers or the Company for breaches of the representations or warranties made by the Sellers or the Company, respectively, contained in this Agreement or in any certificate delivered by such Person at Closing pursuant to this Agreement.

8.08       Purchaser’s Financing Covenants.

(a)            The Purchaser shall each use its reasonable best efforts to arrange, consummate and obtain the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth therein, including using its reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter (and any definitive agreements entered into in connection therewith) in accordance with the terms thereof, until the occurrence of the Closing, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions in all material respects not less favorable to the Purchaser, taken as a whole (including with respect to the conditionality thereof), than the terms and conditions contained in the Debt Commitment Letter (including the Fee Letter); provided, that, there shall be no new or additional conditions or any amendment, waiver, modification or expansion of existing conditions to receipt of the Debt Financing from those set forth in Debt Commitment Letter (including the Fee Letter) as of the date hereof, in any case, in a manner that would reasonably be expected to (A) prevent, impede or materially delay the ability of the Purchaser to consummate the Closing, (B) make any portion of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to be obtained or prevent, impede or materially delay the funding of the Debt Financing or (C) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter, (iii) satisfy (or obtain a waiver of) on a timely basis at or prior to Closing all representations, warranties and conditions to obtaining the Debt Financing set forth in the Debt Commitment Letter and to comply with the Purchaser’s obligations thereunder, (iv) upon satisfaction of the conditions set forth in Section 3.01 (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) and in Section 3.03, to consummate the Debt Financing at or prior to the Closing, and (v) enforce its rights under the Debt Commitment Letter in the event of a breach thereof by the Debt Financing Sources under the Debt Financing; provided, that all of the conditions set forth in Section 3.01 (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) and in Section 3.03 have been satisfied or waived. The Purchaser shall give the Company and the Seller Representative prompt notice (and, in any event, within one (1) Business Day) upon (A) becoming aware of any actual breach or default by any party to the Debt Commitment Letter or any material definitive agreements relating to the Debt Financing or (B) receipt by it or any of its Affiliates of any notice or other communication from any person with respect to (i) any failure to comply with the terms of the Debt Commitment Letter or any such definitive agreements by any party thereto, (ii) any actual or threatened termination or repudiation (whether in whole or in part) of the Debt Commitment Letter or any such definitive agreements by any party thereto or (iii) any dispute or disagreement between or among any of the parties to the Debt Commitment Letter or any such definitive agreements solely to the extent such disagreement or dispute relates to the obligation (including with respect to the conditions, “flex” provisions or termination provisions thereto) of the parties thereto to fund their commitments thereunder or the availability of the Debt Financing. The Purchaser shall inform the Company and the Seller Representative on a current basis and in reasonable detail of the status of the Purchaser’s efforts to arrange the Debt Financing and to satisfy the conditions thereof and of material developments concerning the timing of the closing of the Debt Financing contemplated by the Debt Commitment Letter; provided, however, that nothing in this sentence or the immediately preceding sentence shall require the Purchaser to disclose any information that is subject to the attorney-client privilege or the disclosure of which would result in the breach of any of the Purchaser’s confidentiality obligations set forth in any of the Debt Commitment Letter (as in effect on the date hereof). Without the prior written consent of each of the Company and the Seller Representative, the Purchaser shall not permit any amendment or modification (other than amendments or modifications contemplated by the “flex” provisions included in the related Fee Letter) to be made to, or any waiver of any provision or remedy under, any of the Debt Commitment Letter (including the Fee Letter), or release or consent to the termination of the obligations of the sources of the Debt Financing under the Debt Commitment Letter if such amendment, modification, waiver, consent or termination or release (i) reduces the aggregate amount of the Debt Financing, (ii) imposes additional conditions precedent to the availability of the Debt Financing or amends or modifies any of the existing conditions to the funding of the Debt Financing in a manner that could prevent, impede, or delay the funding of the Debt Financing on the Closing Date or the ability of the Purchaser to consummate the Closing, or (iii) adversely impacts the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter. For the avoidance of doubt and notwithstanding anything herein to the contrary, in no event shall the foregoing sentence or the “reasonable best efforts” of the Purchaser require the Purchaser to sue or threaten to sue any Debt Financing Source.

(b)            If the Debt Financing contemplated by the Debt Commitment Letter becomes unavailable on the terms and conditions contemplated therein, in whole or in part, for any or no reason, the Purchaser shall (i) promptly notify the Company and the Seller Representative thereof and (ii) use, and cause its Affiliates to use, reasonable best efforts to arrange for and obtain alternative financing from other sources (which alternative financing shall be in an amount at least equal to the Debt Financing or such unavailable portion thereof) on terms and conditions to funding and availability that are not materially less favorable, in the aggregate, to the Purchaser than those in the Debt Commitment Letter in respect of the Debt Financing which has become unavailable (taking into account any “flex” provisions included in the Fee Letter) or otherwise on terms acceptable to the Company and the Seller Representative (the “Alternative Debt Financing”) to replace such unavailable Debt Financing and to obtain new financing commitment letters with respect to such Alternative Debt Financing (the “Alternative Debt Commitment Letters”). For the avoidance of doubt, the failure to arrange for any such Alternative Debt Financing does not relieve the Purchaser of any of its obligations under this Agreement. In the event any Alternative Debt Commitment Letters are obtained, (x) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by such Alternative Debt Commitment Letters and (y) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent not superseded by an Alternative Debt Commitment Letter at the time in question and any Alternative Debt Commitment Letters to the extent then in effect.

(c)            Notwithstanding anything herein to the contrary, obtaining the Debt Financing or any alternative financing by the Purchaser is not a condition to Closing and the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are not subject to the availability of the Debt Financing or Alternative Debt Financing.

(d)            The Purchaser shall indemnify and hold harmless the Company and its Subsidiaries, the Sellers and the Seller Representative and each of their respective Affiliates, officers, directors, employees or agents from and against any and all Losses suffered or incurred by any of them in connection with any of their cooperation or assistance with respect to the Debt Financing or the provision of any information utilized in connection therewith or otherwise arising from the Debt Financing, except for any such Losses and other Liabilities which arise from the Fraud, willful misconduct of the Seller Representative and the Company and their respective Affiliates, directors, officers, employees, agents and representatives (as determined by a court or arbitrator of competent jurisdiction in a final and non-appealable judgment). The Purchaser shall from time to time, promptly upon request by the Company or the Seller Representative and in any event prior to the Closing, reimburse the Company and its Subsidiaries, the Seller Representative and each of their respective Affiliates, officers, directors, employees or agents for any and all reasonable and documented out-of-pocket fees, costs or expenses (including reasonable and documented out-of-pocket fees, costs and expenses of counsel, accountants and other advisors) incurred by any of them in connection with any of their cooperation or assistance with respect to the Debt Financing or the provision of any information utilized in connection therewith or otherwise arising from the Debt Financing.

8.09         Post-Closing Allocation. During the Earn-Out Period, the Purchaser shall use commercially reasonable efforts not to make any allocation of overhead or selling, general and administrative expenses to or from the Company’s or any of its Subsidiaries’ profit and loss statement(s) from or to the Purchaser or any of its Affiliates (other than the Company and its Subsidiaries).

Article IX

TERMINATION

9.01         Termination. This Agreement may be terminated at any time prior to the Closing only as follows, and in no other manner:

(a)            by mutual written consent of the Purchaser, on the one hand, and the Company and the Seller Representative, on the other hand;

(b)            by the Purchaser, on the one hand, or by the Company or the Seller Representative, on the other hand, by written notice to the other, upon the issuance by any Governmental Body of an order, decree or ruling or its taking of any other action restraining, enjoining or otherwise prohibiting the performance of this Agreement or the consummation of the transactions contemplated hereby, which order, decree, ruling or any other action shall have become final and non-appealable and which renders the condition set forth in Section 3.03(a) or Section 3.03(b) incapable of being satisfied; provided, that no termination may be made under this Section 9.01(b) if the issuance of such order, decree, ruling or such other action has been caused primarily and directly by a material breach of this Agreement by the terminating party;

(c)            by the Purchaser, on the one hand, or by the Company or the Seller Representative, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before March 18, 2021 (the “Outside Date”); provided, however, that no termination may be made under this Section 9.01(c) if the failure to close shall have been caused by the action or inaction of the terminating party; provided, further, that if all conditions to Closing have been satisfied (other than those that by their nature are to be satisfied at Closing) other than the condition set forth in Section 3.03(a) due in whole or part to delays associated with Governmental Body disruptions due to COVID-19, then the Outside Date shall be extended by thirty (30) calendar days; provided, further, that if the Marketing Period shall have begun but not be completed by the Outside Date, then the Purchaser may elect to extend the Outside Date to the third (3rd) Business Day after the Marketing Period;

(d)            by the Purchaser, if the Purchaser is not then in material breach of this Agreement by written notice to the Company, upon a breach of any covenant or agreement on the part of the Sellers or the Company set forth in this Agreement, or if any representation or warranty contained in Article IV or Article V shall be or have become untrue or inaccurate, in either case, such that any of the conditions set forth in Section 3.01(a) or Section 3.01(b) would not be satisfied, and any such breach, untruth or inaccuracy is not curable or, if curable, is not cured prior to the Outside Date;

(e)            by the Company or the Seller Representative, if none of the Company or Sellers, as applicable, are then in material breach of this Agreement, by written notice to the Purchaser, upon a breach of any covenant or agreement on the part of the Purchaser set forth in this Agreement, or if any representation or warranty of the Purchaser shall be or have become untrue or inaccurate, in either case, such that any of the conditions set forth in Section 3.02(a) or Section 3.02(b) would not be satisfied, and any such breach, untruth or inaccuracy is not curable or, if curable, is not cured prior to the Outside Date; or

(f)            by the Company or the Seller Representative, if (i) the conditions provided for in Section 3.01 and Section 3.03 have been satisfied or waived by the Purchaser in writing as of the date the Closing should have been consummated pursuant to the terms of this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, each of which would be satisfied or duly waived by the Purchaser if the Closing Date were the date that the notice of termination of this Agreement is delivered by the Company or the Seller Representative to the Purchaser), (ii) the Purchaser does not consummate the transactions contemplated by this Agreement by the day and time the Closing is required to occur pursuant to Section 3.01, (iii) the Company or the Seller Representative has irrevocably confirmed to the Purchaser in writing, at least three (3) Business Days prior to seeking to terminate this Agreement pursuant to this Section 9.01(f), that (A) all of the conditions to the Sellers’ and the Company’s obligations to consummate the Closing have been fully satisfied or duly waived (other than those conditions that, by their terms, are to be satisfied at the Closing and could have been satisfied or would have been duly waived assuming the Closing would occur) and (B) that the Sellers and the Company are ready, willing and able to cause the Closing, subject to Closing conditions that by their terms or nature are to be satisfied at the Closing, to occur on the date of such written notice and throughout the immediately subsequent three (3) Business Day period, and (iv) the Purchaser fails to complete the Closing within three (3) Business Days after the delivery of the confirmation by the Seller Representative required by the foregoing clause (iii).

9.02         Effect of Termination.

(a)            If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no further force and effect (other than Article I, Section 7.06(b), Section 8.05, Section 8.08(d), this Section 9.02, Section 13.02, Section 13.03, Section 13.05, Section 13.06, Section 13.08, Section 13.09, Section 13.10, Section 13.11, Section 13.12, Section 13.13, Section 13.14, Section 13.15, Section 13.18, and Section 13.20 which shall survive the termination of this Agreement) without any liability or obligation on the part of any party hereto, (i) other than liabilities and obligations under the Confidentiality Agreement and (ii) except that no such termination shall relieve any party hereto of any liability for damages resulting from Fraud or, subject to Section 9.02(c), any Willful Breach of this Agreement by such party.

(b)            In the event of a termination of this Agreement by the Company or the Seller Representative pursuant to Section 9.01(e) or Section 9.01(f), then the Purchaser shall, as promptly as reasonably practicable (and, in any event, within two (2) Business Days) following such termination, pay to the Seller Representative nine million and five hundred thousand dollars ($9,500,000) (the “Reverse Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by the Seller Representative; it being understood that in no event shall the Purchaser be required to pay the Reverse Termination Fee on more than one occasion. Each of the parties hereto acknowledges and agrees that (i) the agreements contained in this Section 9.02 are an integral part of this Agreement and the transactions contemplated hereby, (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement pursuant to Section 9.01(e) or Section 9.01(f), the right to payment of the Reverse Termination Fee constitutes a reasonable estimate of the Losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty), and (iii) in the event that the Purchaser shall fail to pay the Reverse Termination Fee when due, and in order to obtain such payment, the Company or the Seller Representative commence a suit that results in a final, non-appealable judgment against the Purchaser for the Reverse Termination Fee or any portion thereof, the Purchaser shall pay to the Company and the Seller Representative, as applicable, costs and expenses (including reasonable attorney’s fees) in connection with such suit, together with interest on the amount of the Reverse Termination Fee or portion thereof at a rate equal to ten percent (10%) commencing on the date such payment was required to be made through the date of payment.

(c)            If the Seller Representative (or its designee(s)) receives full payment of the Reverse Termination Fee pursuant to Section 9.02(b), together with any interest described in Section 9.02(b) and reimbursement of any expenses pursuant to Section 8.08(d), the receipt of the Reverse Termination Fee, together with any such interest and expense reimbursement, will be, other than in the case of Fraud, the sole and exclusive remedy for any and all Losses suffered or incurred by the Sellers, the Company, the Seller Representative and any of their Affiliates in connection with this Agreement and the transactions contemplated hereby; provided, that nothing in this Section 9.02(c) will limit the right of the Sellers, the Company, the Seller Representative and any of their Affiliates, other than against or from the Debt Financing Sources, (i) to bring or maintain, any Action or proceeding for injunction, specific performance or other equitable relief as provided in Section 13.18, (ii) to bring or maintain, or receive damages in, any action, suit, claim, investigation or proceeding arising out of or in connection with any breach of the Confidentiality Agreement, or (iii) to be indemnified and reimbursed for Losses or expenses in accordance with Section 8.08(d). For the avoidance of doubt, while the Sellers, the Company, the Seller Representative and any of their Affiliates, as applicable, may pursue both a grant of specific performance to cause the Purchaser to consummate the Closing in accordance with Section 13.18 and the payment of the Reverse Termination Fee, under no circumstances will the Sellers, the Company, the Seller Representative or any of their Affiliates be permitted or entitled to receive both a grant of specific performance to cause the Purchaser to consummate the Closing and the Reverse Termination Fee. The actual receipt by the Seller Representative (or its designee(s)) of the Reverse Termination Fee, together with any fees, expenses and interest described in Section 9.02(b) and reimbursement of any expenses pursuant to Section 8.08(d), shall be deemed to be liquidated damages, which amounts constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement (and not a penalty). Notwithstanding anything to the contrary in this Agreement (which for the avoidance of doubt includes Section 9.02(a)(ii)), other than in the case of Fraud, if the Purchaser breaches this Agreement (whether such breach is intentional and material, unintentional, willful or otherwise or, for the avoidance of doubt, is a Willful Breach) or fails to perform hereunder (whether such failure is intentional and material, unintentional, willful or otherwise or, for the avoidance of doubt, is a Willful Breach), the Sellers’ and the Company’s right to: (A) seek an injunction, specific performance or other equitable relief in accordance with the terms and limitations of Section 13.18; or (B) terminate this Agreement and receive the Reverse Termination Fee if payable pursuant to Section 9.02(b) shall be the sole and exclusive remedies (whether such remedies are sought in equity or at law, in contract, in tort or otherwise and regardless of the subsection within Section 9.01 pursuant to which the Agreement is terminated) for any and all Losses suffered or incurred by the Sellers, the Company, Seller Representative or any of their respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees in connection with this Agreement and the transactions contemplated hereby; provided, that the foregoing shall not limit the right of the Sellers, the Company, the Seller Representative and any of their Affiliates to bring or maintain, or receive damages in, any action, suit, claim, investigation or proceeding arising out of, or in connection with, any breach of the Confidentiality Agreement, or to be indemnified and reimbursed for Losses or expenses in accordance with Section 8.08(d).

Article X

ADDITIONAL AGREEMENTS AND COVENANTS

10.01       Acknowledgement by the Purchaser. The representations and warranties of the Sellers and the Company expressly and specifically set forth in Article IV and Article V, as qualified by the Disclosure Schedules, constitute the sole and exclusive representations, warranties, and statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of the Company, the Sellers, the Seller Representative or any of their respective Non-Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or any of its Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other material made available to the Purchaser or any of its Non-Recourse Parties in certain “data rooms” or presentations including ”management presentations”) and all other purported representations and warranties or statements (including by omission) are hereby disclaimed by the Company, the Sellers, the Seller Representative and each of their respective Non-Recourse Parties and (i) each of the Purchaser and its Non-Recourse Parties has only relied on the representations and warranties of the Sellers and the Company expressly and specifically set forth in Article IV, Article V and the Company Documents, respectively, (ii) each of the Purchaser and its Non-Recourse Parties hereby expressly and irrevocably acknowledges and agrees that he, she or it has not relied and will not rely on any other representations, warranties or statements (including by omission), and (iii) other than a claim for Fraud, none of the Purchaser or any of its Non-Recourse Parties shall have any claim with respect to their purported use of, or reliance on, any such representations and warranties or statements (including by omission) on any basis or legal theory whatsoever (whether sounding in contract or tort, at law or in equity, on public policy grounds, under any Law (including under securities Laws or the Racketeer Influence and Corrupt Organizations Act of 1970 (“RICO”)), on the basis of “unjust enrichment” or otherwise). The Purchaser acknowledges that there are uncertainties inherent in attempting to make projections, forward looking statements and other forecasts and estimates, and certain business plan information, that the Purchaser is familiar with such uncertainties, that the Purchaser and its Non-Recourse Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of any such projections, forward looking statements, forecasts, estimates and business plan information provided to (or otherwise acquired by) the Purchaser and its Non-Recourse Parties in connection with the transactions contemplated by this Agreement (including the reasonableness of the assumptions underlying such projections, forward looking statements, forecasts, estimates and business plan information). Under no circumstances shall any of the representations and warranties of the Company or the Sellers made herein be imputed to, or deemed to have been made by, any other Person. The parties acknowledge and agree that nothing in this Section 10.01 shall in any way limit the Purchaser’s remedies in respect of Fraud of any of the Sellers or the Company for breaches of the representations or warranties made by the Sellers and the Company, respectively, contained in this Agreement or in any certificate delivered by such Person at Closing pursuant to this Agreement.

10.02       Further Assurances. From time to time following the Closing, as and when requested in writing by any party hereto and at such requesting party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary to evidence and effectuate the transactions contemplated by this Agreement.

10.03       Employees and Employee Benefits.

(a)            Salary and Wages. All such employees of the Company and its Subsidiaries who are employed by the Company and its Subsidiaries immediately following the Closing Date are referred to as “Retained Employees.” Subject in all respects to Section 13.09 and the last sentence of Section 13.08, the Purchaser will cause the Company and its Subsidiaries to (i) provide each such Retained Employee who remains employed with at least the same base wages, annual base salary and annual rate of cash bonus potential (but excluding any equity plan program or arrangement or long term incentive compensation) provided to each such employee on the Closing Date for a period from the Closing Date until December 31, 2021, (ii) provide each Retained Employee with other material benefits (other than any equity-based compensation, long term incentive compensation, defined benefit plan benefits or retiree health or welfare benefits) that are similar in the aggregate to either (A) the benefits provided to such Retained Employee immediately prior to the Closing Date under the Benefit Plans or (B) the benefits provided to similarly situated employee of Purchaser, in each case, as determined by Purchaser, for a period from the Closing Date until December 31, 2021, and (iii) continue to credit to each Retained Employee all vacation and personal holiday pay that the Retained Employee is entitled to use but has not used as of the Closing Date; provided, that nothing in this Section 10.03(a) shall prevent the Purchaser and its Subsidiaries from (x) taking or failing to take any action in accordance with and pursuant to the Post-Closing Integration Plan, or (y) taking any commercially reasonable action reasonably required in response to COVID-19 or any COVID-19 Measure or other similar exigent circumstance that has, or would reasonable be expected to have, an adverse impact on the Company and its Subsidiaries, so long as the employees of the Company and its Subsidiaries are treated substantially similarly to other employees of Purchaser and its other Subsidiaries. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, other than Section 2.05(g)(vi) and subject thereto, from and after the Closing, the Purchaser shall, in consultation with Nigel Willerton in his role as President of Wholesome, be permitted to terminate (with or without cause) any Retained Employees in the ordinary course of business.

(b)           Employees and Employee Benefits. The Purchaser (i) shall use commercially reasonable efforts to give, or cause the Company and its Subsidiaries to give, each Retained Employee credit under all benefit plan or personnel policies that cover the Retained Employee after the Closing Date, including any vacation, sick leave, for purposes of eligibility, vesting and entitlement to vacation, sick leave for the Retained Employee’s service with the Company and its Affiliates prior to the Closing Date, to the same extent recognized by the Company or its Subsidiaries or any predecessor thereof as of the Closing Date (excluding any defined benefit pension and retiree benefits), (ii) shall use commercially reasonable efforts to allow such Retained Employees to participate in each plan providing welfare benefits (including medical, life insurance, long-term disability insurance and long-term care insurance) without regard to preexisting condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing Date, and (iii) shall use commercially reasonable efforts to credit Retained Employees for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans.

10.04       Antitrust Notification.

(a)            The Company and the Purchaser shall file with the FTC and the United States Department of Justice, as promptly as practicable, but in no event later than five (5) Business Days following the execution and delivery of this Agreement, the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms shall specifically request early termination of the waiting period prescribed by the HSR Act. Each of the Company and the Purchaser shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any Other Antitrust Regulations. The Purchaser shall be responsible for all filing fees payable in connection with the filings under the HSR Act, it being understood that each party shall pay for the fees of its own legal counsel. Neither the Purchaser, the Company, nor any of their respective Affiliates shall enter into any agreement with any Governmental Body or extend any waiting period under the HSR Act or any Other Antitrust Regulations without the consent of the other parties hereto (such consents shall not be unreasonably conditioned, delayed, or withheld).

(b)            The Company and the Purchaser shall: (i) use their reasonable best efforts to promptly obtain any clearance required under the HSR Act or any Other Antitrust Regulations for the consummation of this Agreement and the transactions contemplated hereby; (ii) keep each other apprised of the status of any material communications with, and any material inquiries or requests for additional information from any Governmental Body; and (iii) respond promptly, to any inquiry or request from any Governmental Body relating to the HSR filings. Prior to the Closing, the Purchaser shall not, and shall cause its Affiliates not to, undertake or consummate any Competitive Transaction. Subject to the terms and conditions of this Agreement, including this Section 10.04, the Purchaser shall not (and shall cause its Affiliates not to) take or fail to take any action that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, materially delaying or otherwise materially adversely affecting (A) the consummation of the transactions contemplated hereby, including (w) imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Body necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (x) materially increasing the risk of any Governmental Body entering an order prohibiting the consummation of the transactions contemplated hereby, (y) materially increasing the risk of not being able to remove any such order on appeal or otherwise, or (z) materially delaying, or preventing, the consummation of the transactions contemplated hereby or (B) the ability of such party to fully perform its obligations pursuant to this Agreement.

(c)            The parties hereto commit to instruct their respective counsel to cooperate with each other and use commercially reasonable efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act or any Other Antitrust Regulations at the earliest practicable dates. Such commercially reasonable efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of material communications from and to personnel of the reviewing Governmental Bodies, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations. Neither the Company nor the Purchaser shall participate in any meeting or material discussion with any Governmental Body with respect to any such filings, applications, investigation, or other inquiry without giving the other party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of either the Purchaser or the Company, shall be limited to outside antitrust counsel only). Subject to reasonable confidentiality considerations, each of the Company and the Purchaser shall, to the extent practicable, afford the other party a reasonable opportunity to review in advance, and comment on, the content of any filings (as contemplated by Section 10.04(a)), material communications, presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission, provided that such materials may be redacted to (A) remove references to commercially or competitively-sensitive information, and (B) address reasonable attorney-client privilege or confidentiality concerns.

Article XI

NO SURVIVAL OR CLAIMS FOR REPRESENTATIONS, WARRANTIES, OR PRE-CLOSING COVENANTS

11.01       Survival. None of the representations or warranties set forth in Article IV, Article V, or Article VI shall survive the Closing and each such representation and warranty shall terminate on and as of the Closing, and no claims may be brought with respect to such representations or warranties from or after the Closing. None of the covenants in this Agreement to the extent required to be performed prior to the Closing shall survive the Closing and each such covenant shall terminate on and as of the Closing, and no claims may be brought with respect to such covenants from or after the Closing. All other covenants which are to be performed at or after the Closing shall survive for the time periods specified therein and shall terminate once such covenants are fully performed.

11.02       Exclusive Remedy.

(a)            From and after the Closing, the Purchaser’s and its Non-Recourse Parties’ sole and exclusive remedy against the Company and its Subsidiaries, the Sellers, the Seller Representative, Falcon and each of their respective Non-Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in Contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws or RICO), on the basis of “unjust enrichment” or otherwise), shall be solely and exclusively for (i) a claim for Fraud or (ii) breach of any agreement or covenant herein surviving, and requiring performance at or after, the Closing to the extent provided in Section 11.01 and the provisions of the Escrow Agreement. In furtherance of the foregoing, from and after the Closing, the Purchaser hereby waives and releases to the fullest extent permitted under applicable Law, the Company and its Subsidiaries, the Seller Representative, the Sellers, Falcon and each of their respective Non-Recourse Parties, whether in any individual, corporate or any other capacity, from and against any and all other rights, claims and causes of action it may have against the Company and its Subsidiaries, the Seller Representative, the Sellers, Falcon or their respective Non-Recourse Parties relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby (including relating to any exhibit, Schedule or document delivered hereunder), regardless of the legal theory under which right, claim or cause of action may arise (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws or RICO), on the basis of “unjust enrichment” or otherwise) and including any rights to rescission of the transactions contemplated hereby, other than claims for (i) Fraud or (ii) breach of any agreement or covenant herein surviving, and requiring performance at or after, the Closing to the extent provided in Section 11.01 or the provisions of the Escrow Agreement. The limits imposed on the Purchaser’s and its Non-Recourse Parties’ remedies with respect to this Agreement and the transactions contemplated hereby (including this Section 11.02) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Sellers and Falcon hereunder. From and after the Closing, none of the Purchaser or any of its Non-Recourse Parties may avoid the limitations on liability set forth in this Section 11.02 by seeking damages for breach of Contract, tort or pursuant to any other theory of liability. Nothing in this Section 11.02(a) shall limit a party’s right to (i) seek specific performance of the other parties’ obligations hereunder in accordance with Section 13.18 or (ii) bring a claim (and, if successful, recover Losses) for Fraud of any of the Sellers or the Company for breaches of the representations or warranties made by the Sellers and the Company, respectively, contained in this Agreement or in any certificate delivered by such Person at Closing pursuant to this Agreement, or (iii) make a claim with respect to the adjustment of the Estimated Closing Cash Proceeds in accordance with Section 2.04 or the Net Earn-Out Payment or Net Accelerated Earn-Out Payment, as applicable, in accordance with Section 2.05.

(b)            From and after the Closing, the Sellers’, the Seller Representative’s and their respective Non-Recourse Parties’ sole and exclusive remedy against the Purchaser and its Non-Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in Contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws or RICO), on the basis of “unjust enrichment” or otherwise), shall be solely and exclusively for (i) a claim for Fraud or (ii) breach of any agreement or covenant herein surviving, and requiring performance at or after, the Closing to the extent provided in Section 11.01 and the provisions of the Escrow Agreement. In furtherance of the foregoing, from and after the Closing, the Company and its Subsidiaries, the Sellers and the Seller Representative hereby waive and release to the fullest extent permitted under applicable Law, the Purchaser and its Non-Recourse Parties, whether in any individual, corporate or any other capacity, from and against any and all other rights, claims and causes of action they may have against the Purchaser its Non-Recourse Parties relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby (including relating to any exhibit, Schedule or document delivered hereunder), regardless of the legal theory under which right, claim or cause of action may arise (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws or RICO), on the basis of “unjust enrichment” or otherwise) and including any rights to rescission of the transactions contemplated hereby, other than claims for (i) Fraud or (ii) breach of any agreement or covenant herein surviving, and requiring performance at or after, the Closing to the extent provided in Section 11.01 or the provisions of the Escrow Agreement. The limits imposed on the Sellers’, the Seller Representatives’ and their respective Non-Recourse Parties’ remedies with respect to this Agreement and the transactions contemplated hereby (including this Section 11.02) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Sellers and Falcon hereunder. From and after the Closing, none of the Sellers, the Seller Representative or their respective Non-Recourse Parties may avoid the limitations on liability set forth in this Section 11.02 by seeking damages for breach of Contract, tort or pursuant to any other theory of liability. Nothing in this Section 11.02(b) shall limit a party’s right to (i) seek specific performance of the other parties’ obligations hereunder in accordance with Section 13.18 or (ii) bring a claim (and, if successful, recover Losses) for Fraud for breaches of the representations or warranties made by the Purchaser contained in this Agreement or in any certificate delivered by the Purchaser at Closing pursuant to this Agreement, or (iii) make a claim with respect to the adjustment of the Estimated Closing Cash Proceeds in accordance with Section 2.04 or the Net Earn-Out Payment or Net Accelerated Earn-Out Payment, as applicable, in accordance with Section 2.05.

Article XII

TAX MATTERS

12.01       Tax Returns. The Transaction Tax Deductions shall be allocated to the taxable period ending on the Closing Date or the pre-Closing portion of the Straddle Period, as applicable, to the maximum extent allowed by applicable Law. To the extent that there is a positive Section 481 adjustment as a result of the change in method of accounting disclosed in Section (a)(2) of the Taxes Schedule, the Company shall accelerate the positive adjustments and reflect them on the Tax Return for the Tax Period ending on the Closing Date.

12.02       Tax Sharing Agreement. All Tax sharing agreements or similar agreements with respect to or involving the Company or any of its Subsidiaries shall be terminated as of the Closing Date such that, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound thereby or have any liability thereunder with respect to a Post-Closing Tax Period.

12.03       Allocation of Certain Taxes. If the Company is permitted, but not required, under applicable non-U.S., state or local income Tax Laws to treat the Closing Date as the last day of a taxable period, such day shall be treated as the last day of a taxable period. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, or payroll of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

12.04       Transfer Taxes. At the Closing or, if due thereafter, promptly when due, all gross receipts, transfer Taxes, gains Taxes, real property transfer Taxes, sales Taxes, use Taxes, excise Taxes, stamp Taxes, conveyance Taxes and any other similar Taxes applicable to, arising out of or imposed upon the transactions contemplated hereunder (“Transfer Taxes”) shall be borne fifty percent (50%) by the Sellers, on one hand, and fifty percent (50%) by the Purchaser, on the other hand. The party required by Law to file shall prepare and file any related Tax Return with respect to such Transfer Taxes and the other party shall cooperate in the preparation of such Tax Returns.

12.05       Section 336 and Section 338 of the Code. No party to this Agreement shall make an election under Section 336 or Section 338 of the Code with respect to the transactions contemplated by this Agreement.

12.06       FIRPTA. Prior to or at the Closing, the Company shall deliver to the Purchaser an affidavit in the form of Exhibit H stating that it is not and has not been a United States real property holding corporation, in the form and substance required under Treasury Regulation §1.897-2(h).

12.07       Post-Closing Transactions Not in the Ordinary Course. The Purchaser agrees to report all transactions not in the ordinary course of business occurring on the Closing Date after the Purchaser’s purchase of the Shares as occurring on the day following the Closing Date.

12.08       Tax Benefits.

(a)            The Purchaser will pay to the Seller Representative, for the benefit of and for further distribution to each Seller and Falcon of such Seller’s and Falcon’s Pro Rata Share of, any Seller Tax Benefit, or any portion thereof, within fifteen (15) days of realizing such Seller Tax Benefit, by wire transfer of immediately available funds to the account or accounts and in the amounts calculated pursuant to this Section 12.08(a), provided that no Seller Tax Benefit shall be paid to the Seller Representative to the extent that such Seller Tax Benefit is taken into account in calculating the purchase price. For this purpose, a “Seller Tax Benefit” is (i) any refund of Tax attributable to Taxes paid by either the Company or any of its Subsidiaries or economically borne by Sellers with respect to a Pre-Closing Tax Period, including to the extent attributable to a Transaction Tax Deduction (including any refund of Tax from the carryback of tax items from the Pre-Closing Tax Period) and any interest thereon, and (ii) any reduction in the Purchaser’s, the Company’s, or any of their Subsidiaries’ or their Affiliates’ cumulative liability for Taxes with respect to any taxable period (or portion thereof) beginning on or after the Closing Date resulting, directly or indirectly, from a Transaction Tax Deduction (including from any net operating loss carryforward attributable to any Transaction Tax Deduction); provided, that the Seller Tax Benefit shall not in the aggregate exceed five-hundred thousand ($500,000) dollars; and, provided, further, that no portion of any fees paid to Arlon Group LLC or its Affiliates shall be taken into account in determining any Seller Tax Benefit. A Seller Tax Benefit will be deemed to be realized in a taxable year if, and to the extent that, either (1) Purchaser, the Company or any of their respective Subsidiaries or Affiliates receives a refund or other return of Taxes paid or credit in lieu thereof, or (2) the Purchaser’s, the Company’s or any of their respective Subsidiaries’ or Affiliates’ cumulative liability for Taxes through such taxable period, calculated by excluding the relevant Transaction Tax Deduction, exceeds the Purchaser’s, the Company’s or any of their respective Subsidiaries’ or Affiliates’ actual liability for Taxes through such taxable period, calculated by taking into account the relevant Transaction Tax Deduction (treating such Transaction Tax Deduction as the last item claimed for any taxable period). The Purchaser shall take, and shall cause the Company and its Subsidiaries to take, all reasonable steps to ensure that the Seller Tax Benefits are realized at the earliest possible time to the maximum extent allowed by applicable Law. Until such time as all Transaction Tax Deductions have been fully utilized to generate payments under this Section 12.08(a), the Purchaser shall provide or cause to be provided to the Representative on an annual basis a schedule identifying the amount of Transaction Tax Deductions utilized in the most recent Tax year and the amount of Transaction Tax Deductions that have not yet been utilized along with any information reasonably requested by the Representative to understand such schedule and whether such schedule has been prepared in accordance with this Agreement. Notwithstanding the foregoing, any Seller Tax Benefit(s) paid pursuant to this Section 12.08(a) shall be paid (A) net of the amount of any Tax payments with respect to Taxes (but excluding any Taxes that were included in the Tax Amount) of the Company or any Subsidiary thereof for a Pre-Closing Tax Period that is paid by the Purchaser, the Company or any Subsidiary of the Company in a Tax period beginning on or after the Closing Date, and (B) net of any reasonable out-of-pocket costs incurred by the Purchaser in obtaining such Seller Tax Benefits. The Purchaser and Seller will equitably apportion any Tax refunds (including any interest received thereon) received or realized with respect to Taxes imposed on or with respect to the Company or any of its Subsidiaries for a Straddle Period in a manner consistent with the principles set forth in Section 12.04 for the applicable Tax associated with such Tax refund. If any such Tax refund in respect of which Purchaser made a payment to the Seller Representative (on behalf of Seller and Falcon) pursuant to this Section 12.08(a) is subsequently disallowed or reduced, Seller and Falcon shall promptly repay the amount of such Tax refund received, to the extent disallowed or reduced, to the Purchaser, together with any interest, penalties or other charges imposed thereon by the applicable taxing authority.

(b)            With respect to the preparation of Tax Returns, the Purchaser and the Seller Representative agree to request a refund (rather than a credit against future Taxes) with respect to any overpayment for any Pre-Closing Tax Period; provided, however, that the Purchaser shall not be required to prosecute any claims related to Tax refunds if Purchaser reasonably determines it would materially increase the Tax Liabilities of the Company or any of its Subsidiaries in a Post-Closing Tax Period or otherwise result in any other material adverse Tax consequences to the Purchaser, the Company, any of its Subsidiaries or any of their Affiliates. In addition, the Purchaser shall use commercially reasonable efforts to cause the Company and its Subsidiaries to prepare and file an IRS Form 4466 (and analogous forms under state and local tax law) if an overpayment of estimated Taxes for any Pre-Closing Tax Period has been made that can be recovered through filing of an IRS Form 4466 (and analogous forms under state and local law) no later than the due date for filing such Tax Returns, taking into account automatic extensions of time to file. To the extent any net operating losses from the Pre-Closing Tax Period, including any Transaction Tax Deductions, are not fully utilized in the Pre-Closing Tax Period ending on or including the Closing Date, the Sellers, the Seller Representative, the Purchaser and the Company consent and agree that the Company and its Subsidiaries, as appropriate, will elect to carry back any such net operating loss, including any item of loss, deduction, or credit from any Transaction Tax Deductions, to prior taxable years or periods to the fullest extent permitted by law (using any available short-form or accelerated procedures and filing amended Tax Returns to the extent necessary), and the Purchaser and the Company or its Subsidiaries will use commercially reasonable efforts to prepare and file, or cause to be prepared and filed, as soon as practicable following the Closing Date, any claim for refund resulting from such carry back as part of the preparation and filing of their Tax Returns.

12.09       Intended Tax Treatment. The parties intend that for U.S. federal (and other applicable) income Tax purposes, the Note Redemption and the transaction contemplated by this Agreement shall be treated as a single integrated transaction pursuant to Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954), such that the Note Redemption is intended to be treated for income Tax purposes as a sale or exchange of the redeemed Shares of the Company pursuant to Section 302(a) and Section 302(b)(3) of the Code. The parties agree to file all Tax Returns in a manner consistent with the foregoing, and to not take a position in any Tax proceeding with respect to any such Tax Return inconsistent with the foregoing.

Article XIII

MISCELLANEOUS

13.01       Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or, prior to the Closing, any other announcement or communication regarding the transactions contemplated by this Agreement, to the customers, suppliers or other business relations of the Company or any of its Subsidiaries (other than, for the avoidance of doubt, the employees of the Company and its Subsidiaries), shall be issued or made without the joint approval of the Purchaser and the Seller Representative, unless required by Law (in the reasonable opinion of counsel) in which case the Purchaser and the Seller Representative shall have the right to review and comment on such press release or announcement prior to publication; provided, that the Sellers shall be entitled to communicate with and may disclose the terms and the existence of this Agreement and the transactions contemplated herein to their respective direct and indirect equityholders, as applicable, in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated herein to their respective investors and prospective investors in connection with their fundraising and reporting activities. For the avoidance of doubt, each party hereto may make announcements to their respective employees or other business relations that are not inconsistent in any material respects with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

13.02       Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation and performance of this Agreement, the Company Documents, and the Purchaser Documents, and the consummation of the transactions contemplated hereby and thereby (a) by the Company and its Subsidiaries shall be paid by the Sellers or, prior to the Closing, by the Company and its Subsidiaries, or (b) by the Purchaser shall be paid by the Purchaser.

13.03       Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted by electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties hereto at the address set forth below, or at such other address as such party may specify by written notice to the other party hereto:

Notices to the Purchaser and, following the Closing, the Company:

Whole Earth Brands, Inc. 125 S. Whacker Drive, Suite 3150 Chicago, IL 60606 Attention: Ira Schlussel, General Counsel Email: ira.schlussel@wholeearthbrands.com with a copy to:

DLA Piper LLP (US)
1251 Avenue of the Americas, 25th Floor
New York, New York 10020
Attention: Christopher P. Giordano and Jon Venick
Email: christopher.giordano@us.dlapiper.com and

jon.venick@us.dlapiper.com

Notices to the Seller Representative, Sellers and, prior to the Closing, the Company:

WSO Holdings, LP
c/o Arlon Group LLC
767 Fifth Avenue, 15th Floor
New York, New York 10153
Attention: Peter Webel, Michael Mayberry and Jonathan Jacobs
Email: Peter.Webel@arlongroup.com,
michael.mayberry@arlongroup.com and
jonathan.jacobs@arlongroup.com

and

Edward Billington and Son, Limited
Cunard Building, 2nd Floor
Liverpool
L3 1DS
United Kingdom
Attention: Stephen Hughes and Gary Blake
Email: Stephen.Hughes@ebsgroup.co.uk and
Gary.Blake@ebsgroup.co.uk

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: Jeremy S. Liss, P.C., Matthew S. Arenson, P.C., and Jeffrey
P. Swatzell
Email: jeremy.liss@kirkland.com, matthew.arenson@kirkland.com, and jeffrey.swatzell@kirkland.com

13.04       Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other parties hereto; provided, that, the Purchaser may (a) transfer or assign, in whole or in part or from time to time, to one or more of its Affiliates, the right to purchase all or a portion of the Shares, or (b) assign its rights (including its rights to indemnification) under this Agreement to its Debt Financing Sources providing financing in connection with the transactions contemplated hereby for collateral security purposes; provided, further, that in each case, such transfer or assignment shall not relieve the Purchaser of any of its obligations hereunder.

13.05       Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

13.06       Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The parties hereto hereby agree that time is of the essence with respect to the performance of each of the parties’ obligations under this Agreement. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. The Disclosure Schedules have been arranged for purposes of convenience in separate sections corresponding to the sections of in Article IV and Article V; provided, that information disclosed on one section of the Disclosure Schedules shall be deemed to be disclosed on another section of the Disclosure Schedules or be deemed to be an exception to another representation and warranty in Article IV or Article V, in each case, if the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The information contained in this Agreement, in the Disclosure Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract).

13.07       Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived only in a writing signed by the Purchaser, the Company, the Sellers and the Seller Representative; provided, that Section 6.08, Section 7.06, Article IX, Section 13.04, this Section 13.07, Section 13.09, Section 13.11, Section 13.12(d), Section 13.15, Section 13.18, and the definition of Debt Financing Sources (and any provision or definition of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may only be amended if such amendment is approved in writing by the Debt Financing Sources, in each case, to the extent the proposed amendment to any such Section affects the provisions of such Section as it applies to the Debt Financing Sources. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

13.08       Complete Agreement. This Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including any letter of intent. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement) and will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the parties hereto. In no event shall the terms of this Agreement be deemed to (a) establish, amend or modify any Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, the Purchaser, the Company and their respective Subsidiaries or any of their respective Affiliates; (b) alter or limit the ability of the Purchaser or the Company and their respective Subsidiaries to amend, modify or terminate any Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (c) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with the Purchaser or the Company or any of their respective Subsidiaries, or constitute or create an employment agreement with any employee.

13.09       Third-Party Beneficiaries. The provisions of this Agreement are intended for the benefit of, and shall be enforceable by the Seller Representative for the benefit of, the Sellers, and the Seller Representative shall have the right, but not the obligation, to enforce any obligations of the Purchaser under this Agreement for the benefit of the Sellers. Section 8.02 shall be enforceable by each of the current and former officers, directors or similar functionaries of the Company and its Subsidiaries and his or her heirs and representatives, and Section 13.14 shall be enforceable by K&E LLP. The provisions of Section 10.03 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director, manager or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third party beneficiary of Section 10.03. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement to any Person other than (i) the parties to this Agreement, (ii) for purposes of Section 8.02, each of the current and former officers, directors or similar functionaries of the Company and its Subsidiaries and his or her heirs and representatives, and (iii) for purposes of Section 13.14, K&E LLP; provided, that Section 6.08, Section 7.06, Article IX, Section 13.04, Section 13.07, this Section 13.09, , Section 13.11, Section 13.12, Section 13.15, and Section 13.18, are intended to be for the benefit of and shall be enforceable by the Debt Financing Sources party to the Debt Commitment Letter.

13.10       Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two (2) or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or to any signed agreement or instrument entered into in connection with this Agreement, or any amendments hereto or thereto, shall re-execute the original form of this Agreement, or the applicable signed agreement, instrument or amendment, and deliver such form to all other parties hereto or thereto. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

13.11       Governing Law; Choice of Law. ALL ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEABILITY OF THIS AGREEMENT AND THE SCHEDULES ATTACHED HERETO AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. ANY AND ALL ACTIONS AND CAUSES OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THE DEBT FINANCING), WHETHER SOUNDING IN CONTRACT, TORT OR STATUTE, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN), WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OR STATUTE OF LIMITATIONS OF A JURISDICTION OTHER THAN THE STATE OF DELAWARE.

13.12       Arbitration; WAIVER OF JURY TRIAL.

(a)            Except for disputes, controversies or claims arising under Section 2.04 or Section 2.05 (which will be resolved in accordance with the dispute resolution provisions set forth therein), for other claims seeking injunctive relief (for which the provisions of Section 13.18 will be applicable) or as otherwise explicitly set forth in an ancillary agreement entered into in connection herewith, all disputes, controversies or claims arising out of or relating to this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise), including the arbitrability of any dispute or controversy that cannot be settled by mutual agreement will be finally settled by binding arbitration appointed in accordance with the JAMS Comprehensive Arbitration Rules & Procedures (“JAMS”) and this Section 13.12. Any party hereto aggrieved will deliver a notice to the other party setting forth the specific points in dispute. Any points remaining in dispute twenty (20) days after the giving of such notice may, upon ten (10) days’ notice to the other party, be submitted to JAMS arbitration conducted before a panel of three (3) arbitrators in New York, New York (provided, that if the arbitrators determine in their reasonable discretion that an arbitration cannot be conducted in-person in such location due to COVID-19 Measures or otherwise without jeopardizing the health and safety of the parties or the arbitrators, then the arbitration may be conducted either in an alternative location or via telephonic or video conference, as determined by the arbitrators in their reasonable discretion). The Purchaser and the Seller Representative will each appoint one (1) arbitrator (the “Party-Appointed Arbitrators”) and the Party-Appointed Arbitrators will appoint the third and presiding arbitrator within fourteen (14) days of the appointment of the second arbitrator; provided, that, any arbitrator not timely appointed herein will be appointed in accordance with the JAMS upon the written demand of any party to the dispute. The arbitrators may enter a default decision against any party that fails to participate in the arbitration proceedings.

(b)            The decision of the arbitrators on the points in dispute will be final, unappealable and binding, and judgment on the award may be entered and enforced in any court having jurisdiction thereof. The arbitrators will only be authorized to interpret the provisions of this Agreement, and will not amend, change or add to any such provisions. The parties hereto agree that this provision has been adopted by the parties to rapidly and inexpensively resolve any disputes between them and that this provision will be grounds for dismissal of any court action commenced by any party with respect to this Agreement (other than disputes, controversies or claims arising under Section 2.04 or Section 2.05 (which will be resolved in accordance with the dispute resolution provisions set forth therein) or other claims seeking injunctive relief (for which the provisions of Section 13.18 will be applicable)). In the event that any court determines that this arbitration procedure is not binding, or otherwise allows any litigation regarding a dispute, claim, or controversy covered by this Agreement to proceed, the parties hereto hereby waive any and all right to a trial by jury in or with respect to such litigation.

(c)            The parties hereto and the arbitrators will keep confidential, and will not disclose to any Person, except such party’s respective advisors and legal representatives, or as may be required by Law, the existence of any controversy under this Section 13.12, the referral of any such controversy to arbitration or the status or resolution thereof without the prior written consent of the other parties hereto.

(d)            The parties hereto may seek any interim or conservatory relief, including an injunction or injunctions to prevent breaches of this Agreement in the Court of Chancery of the State of Delaware; provided, however, that if such court does not have jurisdiction over any such Action, such Action will be heard and determined exclusively in any Delaware state or federal court sitting in the City of Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. The application of a party to an above-mentioned judicial authority for such measures or for the implementation of any such measures ordered by an arbitral tribunal will not be deemed to be an infringement or a waiver of this Section 13.12 and will not affect the relevant powers reserved to the arbitral tribunal. Notwithstanding anything contained herein to the contrary, the parties hereto acknowledge and agree that in no instance shall any Debt Financing Source be required to submit to arbitration or any other dispute resolution mechanism, or to the jurisdiction of any court, in each case other than as set forth in the Debt Commitment Letter.

(e)            Each party hereby irrevocably consents to the service of process by registered mail or personal service.

(f)            EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT (INCLUDING THE DEBT FINANCING) OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY SEEKING EQUITABLE RELIEF).

13.13       Seller Representative.

(a)            Effective upon the execution of this Agreement, and without any further act of any Seller or Falcon, the Seller Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney in fact (coupled with an interest) for all the Sellers and Falcon for all purposes under this Agreement including the full power and authority on the Sellers’ and Falcon’s behalf, as applicable: (i) to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (ii) to negotiate claims and disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including, for the avoidance of doubt, the adjustment of the Closing Cash Proceeds contemplated by Section 2.04), (iii) to receive and disburse to, or caused to be received or disbursed to, any Seller or Falcon any funds received on behalf of such Seller or Falcon under this Agreement (including, for the avoidance of doubt, any portion of the Enterprise Value) or otherwise, (iv) to withhold any amounts received on behalf of any Seller pursuant to this Agreement or to satisfy any and all obligations or liabilities of any Seller or the Seller Representative in the performance of any of their commitments hereunder, (v) to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of any Seller or Falcon), (vi) to receive and disburse to, or cause to be received or disbursed to, any individual any funds received on behalf of such individual pursuant to any incentive compensation agreement providing for a transaction bonus, in effect as of the Closing and (vii) to take all other actions to be taken by or on behalf of any Seller or Falcon in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. Such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Seller Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of each Seller and Falcon. All decisions and actions by the Seller Representative shall be binding upon each Seller and Falcon, and no Seller or Falcon shall have the right to object, dissent, protest or otherwise contest the same. The Seller Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.

(b)            Effective upon the execution of this Agreement, and without any further act of any Seller or Falcon, the Seller Representative and its Non-Recourse Parties shall be indemnified, held harmless and reimbursed by each Seller severally (based on the relative portion of proceeds received by each Seller hereunder), and not jointly, against all costs, expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid or incurred by the Seller Representative and its Non-Recourse Parties in connection with any claim, action, suit or proceeding to which the Seller Representative or such other Person is made a party by reason of the fact that it is or was acting as the Seller Representative pursuant to the terms of this Agreement. Any and all amounts paid or incurred by the Seller Representative and its Non-Recourse Parties in connection with any claim, action, suit or proceeding to which the Seller Representative or such other Person is made a party by reason of the fact that it is or was acting as the Seller Representative pursuant to the terms of this Agreement are on behalf of the Sellers (and, not for the avoidance, on behalf of the Seller Representative in any other capacity, as a Seller or otherwise).

(c)            Neither the Seller Representative nor any of its Non-Recourse Parties shall incur any liability to any Seller or Falcon by virtue of the failure or refusal of the Seller Representative or any of its Non-Recourse Parties for any reason to consummate the transactions contemplated hereby or relating to the performance of their duties hereunder. The Seller Representative and its Non-Recourse Parties shall have no liability in respect of any action, claim or proceeding brought against any such Person by any Seller or Falcon, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in Contract or tort, or whether at law or in equity, or otherwise, if any such Person took or omitted taking any action in good faith.

(d)            If the Seller Representative pays or causes to be paid any amounts (on behalf of the Sellers) in connection with any obligation or liability of a Seller in connection with the transactions contemplated hereby, any such payments and the reasonable expenses of the Seller Representative incurred in administering or defending the underlying dispute or claim may be reimbursed, when and as incurred, from the Seller Representative Holdback Amount (and, if not so reimbursed from the Seller Representative Holdback Amount, the Seller Representative shall be indemnified, held harmless and reimbursed by each Seller severally (based on the relative portion of proceeds received by each Seller hereunder), and not jointly for such amount(s)). The Seller Representative may, in its sole and absolute discretion, distribute, or caused to be distributed, any or all of the funds received or held by it on behalf of the Sellers to one or more Sellers at any time after the date hereof, which such distribution(s) of funds may be different (i.e., with respect to amount, timing, conditionality or otherwise) for each Seller. Upon full reimbursement of all expenses, costs, obligations or liabilities incurred by the Seller Representative in the performance of its duties hereunder, the Seller Representative shall distribute, or caused to be distributed, all remaining funds held by it on behalf of the Sellers to the Sellers.

(e)            Notwithstanding anything to the contrary set forth herein, the Seller Representative and its Affiliates shall not be liable to any Seller or Falcon for any action taken or not taken by the Seller Representative or for any act or omission taken or not taken in reliance upon the actions taken or not taken or decisions, communications or writings made, given or executed by the Purchaser.

(f)            All references to the “Seller Representative” herein mean such Person in its capacity as representative of the Sellers and Falcon and not, for the avoidance of doubt, in any other capacity, as a Seller or otherwise.

(g)            Except as may have been expressly and specifically agreed to in writing by a Seller, on the one hand, and Kirkland & Ellis LLP (“K&E LLP”), on the other hand, and except for the Seller Representative, Arlon Group LLC and their respective Affiliates (i) K&E LLP has not and is not representing, and shall not be deemed to have represented any Seller in connection with the transactions contemplated hereby, and (ii) K&E LLP has not and is not providing any advice or counsel (including legal advice or counsel), and shall not be deemed to have provided counsel or advice, to any Seller in connection with the transactions contemplated hereby. Each Seller agrees that K&E LLP may represent the Seller Representative, Arlon Group LLC and their respective Affiliates in any matter related to the transaction completed hereby including matters which maybe adverse to such Sellers and, in furtherance thereof, each Seller consents to, and waives, without limitation, restriction or condition of any kind, any actual or potential conflict or other actual or potential objection with respect to K&E LLP’s representation of the Seller Representative, Arlon Group LLC and their respective Affiliates in any matter related to the transaction completed hereby.

13.14       Legal Representation. Following consummation of the transactions contemplated hereby, the Company’s and its Subsidiaries’ current and former legal counsel (including K&E LLP) (each, “Company Counsel”) may serve as counsel to each and any of the Seller Representative, the Sellers and their respective Non-Recourse Parties, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of any other Person (including the Seller Representative and its Affiliates), and each of the parties hereto (on behalf of itself and each of its Non-Recourse Parties) consents thereto and waives any conflict of interest arising therefrom. The decision to represent any of the Seller Representative, the Sellers and their respective Non-Recourse Parties shall be solely that of any such Company Counsel. Any attorney-client privilege, work product protection or expectation of confidentiality applicable to any communication to the extent relating exclusively to the negotiation, documentation or consummation of the transactions contemplated hereby between the Company Counsel and the Company or any of its Subsidiaries (collectively, the “Privileges”) shall survive the Closing and shall remain in full force and effect; provided, that notwithstanding anything to the contrary in this Agreement or any Company Document, the Privileges and all information, data, documents or communications, in any format and by whomever possessed, covered by or subject to any of the Privileges (collectively, “Privileged Materials”) shall, from and after the Closing, automatically be assigned and exclusively belong to, and be controlled by, the Seller Representative. For the avoidance of doubt, as to any Privileged Materials, the Purchaser and the Company, together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Materials in any action or claim against or involving any of the parties hereto or any of their respective Non-Recourse Parties relating to the transactions contemplated hereby after the Closing, and the Seller Representative and its Affiliates shall have the right to assert any of the Privileges against the Company and its Subsidiaries. The Purchaser further agrees that, on its own behalf and on behalf of its Subsidiaries (including, following the Closing, the Company), any Company Counsel’s retention by the Company or any of its Subsidiaries shall be deemed completed and terminated without any further action by any Person effective as of the Closing. The Company shall cause each of its future direct and indirect Subsidiaries and its and their successors and assigns that are not signatories to this Agreement to fulfill and comply with the terms of this Section 13.14 and take any and all other steps necessary to effect the agreements in this Section 13.14. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser or the Company, on the one hand, and a third party other than any Seller, on the other hand, the Purchaser or the Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Materials to such third party and, if requested by the Purchaser, the Sellers shall assert such privilege; provided, however, that none of the Purchaser or the Company may waive such privilege without the prior written consent of the Seller Representative.

13.15       Non-Recourse Parties. Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of its Subsidiaries and Affiliates that (a) no Non-Recourse Party of a party to this Agreement shall have any liability relating to this Agreement or any of the transactions (including the Debt Financing) contemplated herein except to the extent agreed to in writing by such Non-Recourse Party, and (b) no Debt Financing Source shall have any liability to the Company or the Sellers relating to this Agreement or any of the transactions contemplated herein pursuant to this Agreement or the Debt Commitment Letter (provided that, for the avoidance of doubt, the Purchaser shall have recourse against the Debt Financing Sources pursuant to the terms of the Debt Commitment Letter and the definitive documentation with respect to the Debt Financing).

13.16       Deliveries to the Purchaser. The Purchaser agrees and acknowledges that all documents or other items delivered in writing (including by electronic mail) to the Purchaser or its Representatives in connection with the transactions contemplated by this Agreement or uploaded and made available in the online “Wholesome Sweeteners VDR” data room established by Box, Inc. on or before the date that is two (2) Business Days prior to the date hereof shall be deemed to have been delivered, provided or made available to the Purchaser or its Representatives for all purposes hereunder.

13.17       Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement shall govern and control.

13.18       Specific Performance.

(a)            The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages (including any amounts payable pursuant to Section 9.02(b)) or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith. Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.

(b)            Notwithstanding the foregoing, it is expressly agreed that the Company, the Sellers and the Seller Representative will be entitled to specific performance of the Purchaser’s obligation to consummate the Closing only in the event that (i) all conditions set forth in Section 3.01 and Section 3.03 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied by the date the Closing is required to have occurred pursuant to this Agreement) and the Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to this Agreement, (ii) the Debt Financing has been funded or will be funded at the Closing, and (iii) the Seller Representative and the Company have each irrevocably confirmed in a written notice delivered to the Purchaser that if the Debt Financing is funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Sellers be entitled to receive both a grant of specific performance to cause the Purchaser to consummate the Closing in accordance with Section 13.18 and the payment of any monetary damages (including but not limited to the Reverse Termination Fee) as a result of the termination of this Agreement in accordance with Section 9.02.

(c)            The parties shall not assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and shall not assert that a remedy of monetary damages (including any amounts payable pursuant to Section 9.02) would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. No party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13.18 will be required to provide any bond or other security in connection therewith. Until such time as the Purchaser pays the Reverse Termination Fee in accordance with Section 9.02, the remedies available to the Company and the Seller Representative pursuant to this Section 13.18 will be in addition to any other remedy to which they were entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit the Company and the Seller Representative from seeking to collect or collecting the Reverse Termination Fee pursuant to Section 9.02.

(d)            If, before the Outside Date, any party hereto brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, then the Outside Date will automatically be extended (i) for the period during which such action is pending and until such action has been finally resolved by a non-appealable ruling by an arbitrator or court of competent jurisdiction in accordance with the terms hereof, plus five (5) Business Days, or (ii) by such greater time period established by the court or arbitrator presiding over such action, as the case may be.

13.19       Relationship of the Parties. Nothing in this Agreement shall be deemed to constitute the parties hereto as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor, except as expressly and specifically set forth in Section 13.13, in any manner create any principal-agent, fiduciary or other special relationship between the parties hereto. No party shall have any duties (including fiduciary duties) towards any other party hereto except as specifically set forth herein.

13.20       Prevailing Party. Except as otherwise provided in Section 2.04 or Section 2.05, in any dispute arising out of or related to this Agreement (including, for the avoidance of doubt, any dispute arbitrated under Section 13.12), any of the exhibits or schedules hereto, or any agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Agreement, any of the exhibits or schedules hereto, or any agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement, any of the exhibits or schedules hereto, or any agreement, document, instrument or certificate contemplated hereby or thereby.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

The Company:

WSO INVESTMENTS, INC.

By:	/s/ Nigel Willerton
Name:	Nigel Willerton
Its:	President

The Purchaser:

WHOLE EARTH BRANDS, INC.

By:	/s/ Albert Manzone
Name:	Albert Manzone
Its:	Chief Executive Officer

The Sellers:

WSO HOLDINGS, LP
in its capacity as Seller and as the Seller Representative

By:	WSO Holdings, LLC
Its:	General Partner

By:	/s/ Nigel Willerton
Name:	Nigel Willerton
Its:	President

EDWARD BILLINGTON AND SON, LIMITED

By:	/s/ Gary Blake
Name:	Gary Blake
Its:	Chief Executive

WSO HOLDINGS, LLC

By:	/s/ Nigel Willerton
Name:	Nigel Willerton
Its:	President